Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

SunGard Capital Corp.,

SunGard Data Systems Inc.,

SunGard Investment Ventures LLC,

SunGard Higher Education Inc.,

Sophia Holding I, L.P.,

Sophia Holding II, L.P.,

Sophia, L.P.,

Sophia Purchaser Company, L.P.,

Sophia HE Merger Sub, Inc.

and

Datatel Parent Corp.

Dated as of August 4, 2011

i

EXHIBITS AND SCHEDULES

Exhibit A	Closing Net Working Capital
Exhibit B	Form of Intellectual Property Agreement
Exhibit C	Restructuring
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Press Release

SunGard Disclosure Schedules
Company Disclosure Schedules
Datatel Disclosure Schedules

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 4, 2011 (this “Agreement”), is entered into by and among SunGard Capital Corp., a Delaware corporation (“SunGard Capital”), SunGard Data Systems Inc., a Delaware corporation and wholly owned subsidiary of SunGard Capital (“SunGard Data”), SunGard Investment Ventures LLC, a Delaware limited liability company and wholly owned subsidiary of SunGard Data (the “Seller” and together with SunGard Capital and SunGard Data, the “SunGard Entities”), SunGard Higher Education Inc., a Delaware corporation and wholly owned, indirect subsidiary of SunGard Data (the “Company”), Sophia Holding I, L.P., a Delaware limited partnership (“Sophia Holding I”), Sophia Holding II, L.P., a Delaware limited partnership and wholly owned subsidiary of Sophia Holding I (“Sophia Holding II”), Sophia, L.P., a Delaware limited partnership and wholly owned subsidiary of Sophia Holding II (“Parent”), Sophia Purchaser Company, L.P., a Delaware limited partnership and wholly owned subsidiary of Parent (“Purchaser Company”), Sophia HE Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Datatel Parent Corp., a Delaware corporation (“Datatel,” and together with Parent, Sophia Holding I, Sophia Holding II, Purchaser Company and Merger Sub, the “Datatel Entities”, and the Company, the Datatel Entities and the SunGard Entities, collectively, the “Parties” and each, a “Party”).

W I T N E S S E T H:

WHEREAS, concurrent with the execution of this Agreement, as an inducement to the Datatel Entities’ willingness to enter into this Agreement and incur the obligations set forth herein, SunGard Data, the Company, Parent and Purchaser Company have entered into an Asset Purchase Agreement, dated as of the date hereof (as it may be amended from time to time in accordance with its terms, the “Asset Purchase Agreement”) pursuant to which, upon the terms and subject to the conditions set forth therein, the Company and its respective Subsidiaries will sell prior to the Closing certain assets to Purchaser Company (the “Purchased Assets”) and distribute the proceeds to Seller, and Purchaser Company will assume prior to the Closing certain liabilities of the Company and its respective Subsidiaries; and

WHEREAS, the Board of Directors of Merger Sub has (i) determined that the Merger and this Agreement and the Asset Purchase Agreement are advisable, fair to, and in the best interests of Merger Sub and its sole stockholder, Parent, and has approved this Agreement and the Asset Purchase Agreement and the transactions contemplated hereby and thereby, including the Merger, and (ii) recommended the adoption by Parent, as the sole stockholder of Merger Sub, of this Agreement and the approval of the transactions contemplated hereby; and

WHEREAS, the Board of Directors of the Company has (i) determined that the Merger and this Agreement and the Asset Purchase Agreement are advisable, fair to, and in the best interests of the Company and its sole stockholder, Seller, and has approved this Agreement and the Asset Purchase Agreement and the transactions contemplated hereby and thereby, including the Merger, and (ii) recommended the adoption by Seller, as the sole stockholder of the Company, of this Agreement and the approval of the transactions contemplated hereby; and

WHEREAS, the respective Boards of Directors of the SunGard Entities (other than Merger Sub) have each approved this Agreement and the Asset Purchase Agreement and the transactions contemplated hereby and thereby, including the Merger; and

WHEREAS, the respective Boards of Directors of the Datatel Entities have each approved this Agreement and the Asset Purchase Agreement and the transactions contemplated hereby and thereby, including the Merger; and

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.1 Defined Terms. When used in this Agreement, the following terms shall have the respective meanings specified therefor below (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“Acquisition Alternative” shall mean, other than the transactions contemplated by this Agreement and the Ancillary Agreements, any merger, consolidation, stock exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Business or any of the Company Entities, or with respect to any purchase of at least 10% of the assets of the Business, taken as a whole, or with respect to the purchase of any capital stock or other equity interests of any of the Company Entities.

“Action” shall mean any action, claim, arbitration, proceeding, litigation or suit (whether civil, criminal or administrative) commenced, brought or heard by or before any Governmental Body.

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Exchange Act; provided, however, that (a) none of the SunGard Entities or the Company shall be considered an Affiliate of any of the SunGard Capital Stockholders or any portfolio company in which any of such stockholders or any of their respective investment fund Affiliates have made a debt or equity investment (or vice versa) and (b) none of the Datatel Entities shall be considered an Affiliate of any of the stockholders of Datatel or partners of Sophia Holding I or any portfolio company in which any of such stockholders or limited partners or any of their respective investment fund Affiliates have made a debt or equity investment (or vice versa).

“Ancillary Agreements” shall mean, collectively, (a) the Transition Services Agreement, (b) the Asset Purchase Agreement, and (c) the Intellectual Property Agreement.

“Applicable Base Merger Consideration” shall mean (a) if the Asset Closing has occurred, $1,775,000,000 minus the Base Purchase Price (as defined in the Asset Purchase Agreement) or (b) if the Asset Purchase Agreement terminates pursuant to Section 9.1(b) thereof, $1,775,000,000.

“Applicable Closing” shall mean the Asset Closing or, if the Asset Purchase Agreement terminates pursuant to Section 9.1(b) thereof, the Closing.

“Asset Closing” shall mean the “Closing” as defined in the Asset Purchase Agreement.

“Asset Purchase” shall mean the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities pursuant to the Asset Purchase Agreement.

“Assumed Liabilities” shall have the meaning set forth in the Asset Purchase Agreement.

“Business” shall mean the business of providing software and technology services to colleges and universities, as conducted on the Closing Date by the business segment of SunGard Capital and its Subsidiaries identified as the “Higher Education” business in SunGard Data’s Form 10-K and financial statements for the year ended December 31, 2010, with the exception that the Business does not include the provision of software and technology services to school districts or private schools (K-12 or the equivalent).

“Business Day” shall mean any day, other than a Saturday, Sunday or one on which banks are authorized by Law to close in New York, New York.

“Business Employee” shall mean any individual who is engaged primarily in the conduct of the Business and is an employee with respect to the Business immediately prior to the Closing (including SMS Employees (as defined in the Asset Purchase Agreement) who are employees in respect of the Business immediately prior to the Asset Closing and employees who are not actively at work by reason of illness, vacation, personal days, leave of absence or disability); provided, however that any Business Employee who is receiving or entitled to receive long-term disability benefits under any SunGard Benefit Plan on or prior to the Closing shall become or remain the sole responsibility of the SunGard Entities and shall not be considered a Business Employee for any purpose hereunder until such time as such individual returns to employment or is entitled to return to employment with the Company Entities so long as such return to employment occurs not later than the first anniversary of the Closing (or such later date as required by applicable Law).

“Business Material Adverse Effect” shall mean (i) a material and adverse effect on the business, assets, liabilities, results of operations or financial condition of (x) the Company and its Subsidiaries (taken as a whole) or (y) the Business, or (ii) an effect that prevents or materially delays the SunGard Entities or the Company from performing their material obligations under this Agreement and the Ancillary Agreements, in each case, other than an effect if and to the extent resulting from an Excluded Matter. “Excluded Matter” means any one or more of the following, either alone or in combination with each other: (A) the effect of any change that generally affects the industry in which the Business, the Company and its Subsidiaries operate; (B) general legal, regulatory or political conditions (or changes therein), or changes generally affecting the economy or the credit, debt, financial or capital markets, in each case, in the United States or other jurisdictions, including changes in interest or exchange rates; (C) the effect of any change arising in connection with natural disasters or acts of nature, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (D) the negotiation, execution, announcement or pendency of this Agreement and the Asset Purchase Agreement or the consummation of the transactions contemplated hereby and thereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, financing sources, employees, revenue and profitability; (E) any increase in the cost or availability of financing necessary for the Datatel Entities to consummate the transactions contemplated hereby and by the Asset Purchase Agreement; (F) the effect of any changes in applicable Laws or accounting rules; (G) the failure by the Company or the Business to meet any estimates, projections or budgets (provided, however, that, except as otherwise provided in clauses (A), (B), (C), (D), (E), (F) and (H) of this definition, the underlying causes of such failure may be taken into account in determining whether a Business Material Adverse Effect has occurred); or (H) any circumstance, change or effect that results from any action taken that is required by this Agreement (other than Section 7.1(a)) or the failure to take any action expressly prohibited by this Agreement; provided, however, that any effect, event, change, occurrence or circumstance referred to in any of clauses (A), (B), (C) and (F) shall be taken into account for purposes of such clause only to the extent such effect, event, change, occurrence or circumstance does not adversely affect the Business or the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industry in which the Business, the Company and its Subsidiaries operate. In connection with determining whether Section 8.3(a) has been satisfied, the exception set forth in clause (D) shall not apply with respect to Section 4.3, Section 5.3 or Section 5.13(f).

“Closing Net Working Capital” shall mean Company Specified Current Assets minus Company Specified Current Liabilities, in each case, as of the close of business on the Business Day immediately prior to the date of the Applicable Closing and as determined in accordance with Exhibit A. For the avoidance of doubt, Closing Net Working Capital will be determined after giving effect to the Asset Purchase unless the Asset Purchase Agreement has been terminated in accordance with Section 9.1(b) thereof, and shall not include Taxes.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Company Common Stock” shall mean the common stock, par value $0.10, of the Company.

“Company Specified Current Assets” shall mean the consolidated assets of the Company identified on Exhibit A as Company Specified Current Assets.

“Company Specified Current Liabilities” shall mean the consolidated liabilities of the Company identified on Exhibit A as Company Specified Current Liabilities.

“Company Subsidiaries” shall mean the direct and indirect Subsidiaries of the Company.

“Company Transaction Fees and Expenses” shall mean, except as otherwise provided in this Agreement or the Asset Purchase Agreement, the aggregate amount of all fees and expenses paid or incurred and payable by the Company and its Subsidiaries in connection with this Agreement, the Ancillary Agreements, the Transactions and the exploration of any sale, business combination, spin-off, split-off or other similar transaction involving the Business and/or any of the Company Entities by the SunGard Entities, the Company Entities, the SunGard Capital Stockholders or any of their respective Affiliates (each, an “Alternative Transaction Action”), in each case, that have not been paid prior to the close of business on the Business Day immediately prior to the date of the Applicable Closing, including (i) the fees and expenses paid or incurred or payable by the Company and its Subsidiaries to any other Person retained by the Company, the SunGard Entities, the SunGard Capital Stockholders or any of their respective Affiliates for brokerage, financial advisory or investment banking services or services as a finder rendered to the Company, the SunGard Entities or any of their respective Affiliates in connection with this Agreement, the Ancillary Agreements, the Transactions and any Alternative Transaction Action, (ii) the fees and expenses paid or incurred or payable by the Company and its Subsidiaries to Shearman & Sterling LLP, Axinn, Veltrop and Harkrider LLP, Ropes & Gray LLP and any other attorneys engaged by the Company, the SunGard Entities, the SunGard Capital Stockholders or any of their respective Affiliates in connection with this Agreement, the Ancillary Agreements, the Transactions and any Alternative Transaction Action, (iii) the fees and expenses paid or incurred or payable by the Company and its Subsidiaries to PricewaterhouseCoopers LLP and any other outside accountants or other advisors incurred in connection with this Agreement, the Ancillary Agreements, the Transactions and any Alternative Transaction Action, (iv) any fees and expenses paid or incurred or payable by the Company or any of its Subsidiaries, directly or indirectly, to any SunGard Entity, SunGard Capital Stockholder or any Affiliate of any SunGard Capital Stockholder or SunGard Entity pursuant to any management agreement, transaction advisory agreement or other similar agreement or arrangement, (v) any change of control payments, special bonuses, stay or retention bonus payments and similar compensation paid or incurred or payable by the Company or any of its Subsidiaries to any Business Employee in connection with the Transactions and (vi) the fees and expenses, but excluding any Taxes, of the Company and its Subsidiaries in connection with the Restructuring. “Company Transaction Fees and Expenses” shall not include any fees or expenses (x) paid before the close of business on the Business Day immediately prior to the date of the Applicable Closing, (y) included in Company Specified Current Liabilities as of the close of business on the Business Day immediately prior to the date of the Applicable Closing, or (z) expressly reimbursable to the Company or any of the SunGard Entities by any of the Datatel Entities under this Agreement or the Asset Purchase Agreement.

“Competition Laws” shall mean the HSR Act (and any similar Law enforced by any Governmental Antitrust Entity regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws of any Governmental Body that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of March 8, 2011, by and between SunGard Data and Datatel, Inc., as amended as of March 8, 2011 and June 6, 2011 and from time to time thereafter.

“Contract” shall mean any written or oral agreement, arrangement, authorization, sale order, purchase order, open bid, commitment, contract, indenture, mortgage, note, instrument, evidence of indebtedness, real estate or other lease, loan, license, obligation, restriction, memorandum of understanding, letter of intent, covenant, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, assets or business, in each case, whether express or implied, but in each case, only to the extent legally binding, and including all amendments, modifications and supplements thereto and waivers and consents thereunder.

“Datatel Benefit Plan” shall mean each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, sponsored or maintained by Datatel or any of its Subsidiaries.

“Datatel Material Adverse Effect” shall mean an effect that prevents or materially delays any of the Datatel Entities from performing their material obligations under this Agreement and the Ancillary Agreements.

“DGCL” shall mean the General Corporation Law of the State of Delaware, as amended.

“DOJ” shall mean the U.S. Department of Justice.

“Environmental Law” shall mean any applicable Law relating to the protection of the environment, protection of human health as it relates to any harmful or deleterious substances or protection of natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. Section 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. Section 2601 et seq.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 136 et seq.), as each has been amended and the regulations promulgated pursuant thereto.

“ERISA Affiliate” shall mean, with respect to any Person, any other Person or any trade or business, whether or not incorporated, that, together with such first Person would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.

“Escrow Account” shall mean the escrow account established pursuant to the Escrow Agreement.

“Escrow Agent” shall mean J.P. Morgan or such other escrow agent of national standing to which SunGard Data and Parent agree.

“Escrow Agreement” shall have the meaning set forth in the Asset Purchase Agreement.

“Estimated Company Transaction Fees and Expenses” shall mean Seller’s good faith estimate of the Company Transaction Fees and Expenses.

“Estimated Net Working Capital” shall mean SunGard Data’s good faith estimate of the Closing Net Working Capital as determined in accordance with Exhibit A.

“Estimated Purchase Price” shall have the meaning set forth in the Asset Purchase Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excess Costs” shall have the meaning set forth in Exhibit C.

“Fee Letter” means the Project Sophia Credit Facilities Fee Letter, dated the date hereof, entered into between the Debt Financing Sources and Parent, a redacted copy of which has been provided to SunGard Capital.

“Financing Sources” shall mean the Persons that have committed to provide or otherwise entered into agreements in connection with the Financing Commitments or alternative financings in connection with the transactions contemplated hereby and by the Asset Purchase Agreement, including the parties named in Section 6.4 and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their Affiliates, officers, directors, employees and representatives involved in the Financing and their successors and assigns.

“GAAP” shall mean generally accepted accounting principles of the United States, as in effect from time to time.

“Governmental Antitrust Entity” shall mean any Governmental Body with jurisdiction over enforcement of any applicable Competition Law.

“Governmental Body” shall mean any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, European Union or other supra-national, national, federal, regional, state or local or any agency, instrumentality or authority thereof, or any court or arbitrator.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” shall mean, with respect to any Person, (a) indebtedness of such Person for money borrowed, (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, (c) all obligations of the type referred to in clauses (a) or (b) of other Persons for the payment of which such first Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations, (d) any capitalized lease obligations, (e) any amounts payable as a result of terminating any interest rate swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements and (f)

all outstanding reimbursement obligations in respect of drawn letters of credit issued for the account of, or on behalf of, such Person.

“Independent Accountant” shall mean KPMG LLP or such other firm of independent accountants of national standing to which Parent and SunGard Data agree.

“Intellectual Property” shall mean all worldwide intellectual property or industrial property rights, including those associated with all: (i) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations and patents issuing thereon (collectively, “Patents”), (ii) trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names, together with the goodwill associated with any of the foregoing, and all applications and registrations therefor (collectively, “Marks”), (iii) copyrights and copyrightable works, including copyrights in Software, and registrations and applications therefor (collectively, “Copyrights”), and (iv) confidential and proprietary information, trade secrets, discoveries, concepts, research and development, algorithms, know-how, formulae, inventions (whether or not patentable), processes, techniques, technical data, designs, drawings, specifications, and customer lists (collectively, “Trade Secrets”).

“Intellectual Property Agreement” shall mean the Intellectual Property Agreement between SunGard Data and the Company, in the form attached hereto as Exhibit B, with such changes as SunGard Data and Parent may agree.

“IRS” shall mean the U.S. Internal Revenue Service.

“IRS Ruling” shall mean a letter ruling from the IRS to be obtained in accordance with Section 7.4(h), in form and substance reasonably satisfactory to the SunGard Entities and Parent and upon which the SunGard Entities and Parent can rely, to the effect that (i) the Company and, if applicable, any lower-tier Company Entity will recognize gain on the sale of the SMS Business to Purchaser Company, which gain will be included in the consolidated taxable income of SunGard Capital; (ii) for purposes of calculating SunGard Data’s gain or loss in respect of the shares of Company Common Stock as a result of the Merger, prior to the Merger SunGard Data’s tax basis in the stock of the Company will be increased to reflect the gain recognized by the Company and, if applicable, any other lower-tier Company Entity on the sale of the SMS Business to Purchaser Company, and will be reduced to reflect the distribution of the net cash proceeds from the sale of the SMS Business to Seller pursuant to Treas. Reg. § 1.1502-32(b)(3)(i), (iii) and (v); (iii) the Merger will not be treated as a qualified stock purchase within the meaning of Section 338(d)(3) of the Code, so the consistency rules of Section 338(e) of the Code and Treas. Reg. § 1.338-8 will not apply to cause Parent to take a carryover basis in the SMS Business assets; and (iv) if applicable, the treatment of a conversion of a lower-tier corporate Company Entity to a limited liability company as a liquidation under Section 332 of the Code. For the avoidance of doubt, the IRS Ruling will not be “reasonably satisfactory” if the IRS Ruling includes any caveats or limitations on either party’s ability to rely on the above rulings.

“Knowledge” shall mean the actual knowledge of the persons listed on Section 1.1 of the Company Disclosure Schedules.

“Law” shall mean any federal, state, county, local, provincial, municipal or other U.S. or foreign constitution, code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, plan, or statute applicable to a Person or its assets, liabilities, or business, including those promulgated, interpreted or enforced by any Governmental Body.

“Liability” means any debt, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due).

“Lien” shall mean any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option to purchase, right of first refusal, easement, servitude or transfer restriction. It is understood that “Lien” does not include any license, covenant not to sue or similar right granted by the Company Entities with respect to any Intellectual Property.

“Losses” means any and all losses, damages, liabilities, costs (including reasonable out-of-pocket costs of investigation) and expenses, including interest, penalties, settlement costs, judgments, awards, fines, costs of mitigation, court costs and fees (including reasonable attorneys’ fees and expenses).

“Marketing Period” shall mean the first period of 25 consecutive Business Days throughout which: (A) Parent shall have the Required Financial Information that the SunGard Entities and the Company are required to provide to Parent pursuant to Section 7.15(d)(ii), and (B) the conditions set forth in Section 8.1 shall be satisfied (other than Section 8.1(a)) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.1 or Section 8.3 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 25 Business Day period; provided that (v) if Parent shall have received the Required Financial Information at least five (5) Business Days prior to the satisfaction of the conditions described in clause (B), the references to the 25 Business Day period referred to in this definition shall instead refer to a 20 Business Day period, (w) November 25, 2011 shall not be considered a Business Day for purposes of this definition; (x) if the Marketing Period has not been completed on or prior to December 17, 2011, the Marketing Period shall commence no earlier than January 3, 2012; (y) if the Marketing Period has not been completed on or prior to February 10, 2012, the Marketing Period shall commence no earlier than the earlier of (i) the date audited consolidated financial statements of Datatel and its Subsidiaries for the fiscal year ended December 31, 2011 have been completed (including the delivery of the report of Datatel’s independent auditor) or (ii) March 31, 2012; and (z) the “Marketing Period” shall not be deemed to have commenced and the Required Financial Information shall be deemed not to have been provided if, prior to the completion of such 25 Business Day (or 20 Business Day, if applicable) period, (i) PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any audited financial statements set forth in the Required Financial Information; (ii) the financial statements included in the Required Financial Information that is available to Parent on the first day of any such 25 Business Day (or 20 Business Day, if applicable) period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 25 Business Day (or 20 Business Day, if applicable) period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of a

25 Business Day (or 20 Business Day, if applicable) period (it being understood that under such circumstances the new Marketing Period will be 25 Business Days), in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Financial Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new 25 Business Day period or (iii) SunGard Capital, SunGard Data, the Company or any of their respective Affiliates shall have publicly announced any intention to restate any financial information included in the Required Financial Information or that any such restatement is under consideration, or SunGard Data or the Company shall have determined that the Company is required to restate any financial information included in the Required Financial Information, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such restatement has been completed and the Required Financial Information has subsequently been delivered to Parent or SunGard Data and the Company have determined that no restatement shall be required and shall have notified Parent in writing of such determination; provided, however, that in no event will the Marketing Period commence before the earlier of (x) the day after the satisfaction of the condition set forth in Section 8.1(e) of the Asset Purchase Agreement or (y) the 25th Business Day (or 20th Business Day, if applicable) prior to the 180th day from the date of this Agreement; provided, further, that the Marketing Period shall end on any earlier date on which the Debt Financing is consummated (it being understood that, regardless of whether the Note Escrow Closing occurs, the Marketing Period shall not end earlier than its specified period unless and until the proceeds of all of the Debt Financing have been received).

“Materials of Environmental Concern” shall mean any material, substance or waste characterized or regulated under Environmental Laws as “hazardous,” “toxic,” “radioactive” or a “pollutant,” “contaminant,” or terms of similar import, including gasoline or petroleum (including crude oil or any fraction thereof) or petroleum product, polychlorinated biphenyl, asbestos or asbestos-containing material, urea-formaldehyde insulation, radioactive material, or toxic mold.

“Note Escrow Closing” means the closing of the sale and issuance of the Notes issued pursuant to an Escrow Demand Notice (as defined in the Fee Letter).

“Notes” shall mean the “Notes” as defined in the Debt Financing Commitment.

“Order” shall mean any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body of competent jurisdiction.

“Ordinary Course of Business” means, with respect to any Person, the ordinary course of business of such Person consistent with past practice.

“Permit” shall mean any approval, authorization, consent, license, permit, easement, variance, exception, order or certificate of a Governmental Body.

“Permitted Liens” shall mean (i) all defects, exceptions, restrictions, easements, rights of way, covenants, conditions, encumbrances and other similar matters disclosed in policies of title insurance delivered or made available to Parent prior to the date hereof, (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve is established therefor to the extent required by GAAP, (iii) mechanics’, carriers’, workers’, repairers’, landlords’ and similar Liens, (iv) zoning, building codes, entitlement and other land use and environmental regulations by any Governmental Body, none of which materially and adversely impact the current use and operation of the affected property, (v) title of a lessor under a capital or operating lease, (vi) with respect to the Owned Real Property, (A) non-monetary real property Liens of public record and (B) matters that would be identified by a survey of the Owned Real Property and (vii) such other Liens that do not materially and adversely impact the current use and operation of the affected property.

“Person” shall mean any natural person, firm, business trust, trust, association, corporation, partnership, limited liability company, joint venture, company, unincorporated entity or Governmental Body.

“Pre-Closing Tax Period” shall mean any Taxable Period ending on or before the Closing Date.

“Post-Closing Tax Period” shall mean any Taxable Period beginning after the Closing Date.

“Purchase Price” shall have the definition set forth in the Asset Purchase Agreement.

“Representative” shall mean, with respect to any Person, any officer, director, principal, partner, manager, member, attorney, accountant, agent, employee, consultant, financial advisor, Financing Source or other authorized representative of such Person.

“Required Financial Information” means (i) all information and data regarding the Company and its Subsidiaries necessary to satisfy paragraph 6 of Exhibit D to the Debt Financing Commitment (or any substantially identical requirements in any amendment, modification, supplement, restatement or replacement thereof permitted or required pursuant to Section 7.15(b) or (c)), (ii) financial statements and other financial data regarding the Company and its Subsidiaries, including research and development expense and the related management’s discussion and analysis of financial condition and results of operations covering the financial periods of such financial statements (excluding information required by Regulation S-X Rule 3-10), in all cases, of the type and form customarily included in offering memoranda used in private placements of debt securities under Rule 144A of the Securities Act (including as necessary to permit Parent and Merger Sub to prepare the offering memorandum required by paragraph 7 of Exhibit D to the Debt Financing Commitment (or any substantially identical requirements in any amendment, modification, supplement, restatement or replacement thereof permitted or required pursuant to Section 7.15(b) or (c)) (“144A Offering Materials”), in each case assuming that such offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made, (iii) (x) statements of operations of the Company and its Subsidiaries for any applicable interim fiscal period that would be necessary to be included in any pro forma financial statements of Parent giving effect to the Transactions and related financing for the last twelve month period ending on the date of the most recently completed fiscal period of Parent and (y) for purposes of including such information in a description of selected financial data of the Company, balance sheet data as of the end of the third most recently completed fiscal period and (iv) drafts of customary comfort letters by the independent auditors of the Company, which such auditors are prepared to issue upon completion of customary procedures of such accountants. Notwithstanding the foregoing but without limiting the SunGard Entities obligations under Section 7.15(d), other than Section 7.15(d)(ii)(B), “Required Financial Information” shall not include (1) any financial information regarding the Company and its Subsidiaries for any period prior to January 1, 2007 or (2) any compensation, discussion and analysis disclosure, provided that on and after the Note Escrow Closing (if it occurs) the Required Financial Information will be deemed to not include any financial statements and financial data specified in clause (ii) or (iii) above that is not required by Parent to satisfy the conditions set forth in paragraphs 6 and 7 of Exhibit D to the Debt Financing Commitment (or any substantially identical requirements in any amendment, modification, supplement, restatement or replacement thereof permitted or required pursuant to Section 7.15(b) or (c)).

“Restructuring” shall mean the transactions described in Exhibit C.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SMS Business” shall have the meaning set forth in the Asset Purchase Agreement.

“Software” shall mean any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) all documentation, including user manuals and other training documentation.

“Solvent” means, when used with respect to any Person, that, on a consolidated basis as of any date of determination, (i) the amount of the present fair saleable value of the assets of such Person will, as of such date, exceed the amount of all liabilities of such Person, as of such date, as such amounts are determined in accordance with applicable Law governing determinations of the insolvency of debtors, (ii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liabilities of such Person on its debts as such debts become absolute and matured, (iii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business as then conducted and (iv) such Person will be able to pay its debts as they mature. For purposes of this definition, (A) “debt” means liability on a “claim” and (B) “claim” means any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured. The amount of liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Straddle Period” shall mean any Taxable Period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” of any Person shall mean any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) more than 50% of the issued and outstanding capital stock or other equity interests having ordinary voting power to elect a majority of the board of directors of such corporation or other governing body of a non-corporate Person is at the time directly or indirectly owned or controlled by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries. The term “Subsidiary” shall include all Subsidiaries of any Subsidiary.

“SunGard Capital II” shall mean SunGard Capital Corp. II, a Delaware corporation.

“SunGard Capital Equity Plan” shall mean the SunGard 2005 Management Incentive Plan, as amended from time to time.

“SunGard Capital Option” shall mean each option to acquire shares of capital stock of SunGard Capital and/or SunGard Capital II granted under the SunGard Capital Equity Plan.

“SunGard Capital RSU” shall mean each restricted stock unit of SunGard Capital and/or SunGard Capital II granted under SunGard Capital Equity Plan.

“SunGard Capital Stockholder” shall mean any Person, together with its Affiliates, holding 5% or more of the shares of capital stock of SunGard Capital outstanding on the date hereof or any of their respective successors or assigns (for the avoidance of doubt, SunGard Capital Stockholder includes any Affiliates of Bain Capital LLC, the Blackstone Group, L.P., Goldman Sachs & Co., Kohlberg Kravis Roberts & Co., L.P., Providence Equity Partners Inc., Silver Lake Management, L.L.C. and TPG Capital, L.P. that hold any shares of capital stock of SunGard Capital at any time).

“Target Net Working Capital” shall mean the amount indentified as such in Exhibit A.

“Taxable Period” shall mean any taxable year or any other period that is treated as a taxable year (or other period, in the case of a Tax imposed with respect to such other period) with respect to which any Tax may be imposed under any applicable Law.

“Taxes” shall mean any and all U.S. federal, state, and local and any and all non-U.S. taxes, assessments, duties, impositions, levies and other governmental charges and liabilities in the nature of taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, gains, franchise, withholding, payroll, recapture, employment, excise, unemployment, insurance, social security, business license, occupation, business organization, stamp, environmental and property taxes, whether disputed or not, together with all interest, penalties and additions imposed by any taxing authority with respect to such amounts. For purposes of this Agreement, “Taxes” also includes any obligations under any agreements or arrangements with any Person with respect to the liability for, or sharing of, Taxes (including pursuant to Section 1.1502-6 of the Treasury Regulations or comparable provisions of state, local or foreign Tax Law), other than agreements or arrangements entered into in the ordinary course as arm’s-length commercial agreements or arrangements that do not relate primarily to Taxes, such as loan or leasing agreements, and including any liability for Taxes as a transferee or successor.

“Tax Return” shall mean all returns, declarations, reports, estimates, information returns and statements required to be filed with a taxing authority in respect of any Taxes and any schedules or attachments thereto.

“Transactions” shall mean, collectively, the transactions contemplated by this Agreement and the Ancillary Agreements.

“Transfer Tax” shall mean any transfer, filing, recordation, ad valorem, value added, bulk sales, use, stamp duties, excise, license or similar tax, fee or charge imposed by any taxing authority upon the sale, transfer or assignment of real, personal, tangible or intangible property or any interest therein, or upon the recording of any such sale, transfer or assignment, together with any interest, additions or penalties in respect thereof.

“Transition Services Agreement” shall mean the Transition Services Agreement among the Company, Purchaser Company and SunGard Data in the form attached hereto as Exhibit D.

“Treasury Regulations” shall mean the income tax regulations, including temporary and proposed regulations, promulgated under the Code by the U.S. Treasury, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

Section 1.2 Terms Defined Elsewhere in this Agreement.

144A Offering Materials	Definition of Required Financial Information
Affiliate Arrangements	Section 7.7(a)
Agreement	Preamble
Alternative Transaction Action	Definition of Company Transaction Fees and Expenses
Asset Purchase Agreement	Recital
Balance Sheet	Section 5.6
Balance Sheet Date	Section 5.6
Books and Records	Section 7.19(d)
Certificate	Section 3.2(b)
Certificate of Merger	Section 2.4
Closing	Section 2.3
Closing Date	Section 2.3
Collective Bargaining Agreement	Section 7.5(a)
Company	Preamble
Company Benefit Plan	Section 5.13(a)
Company Charter Documents	Section 5.1

Company Disclosure Schedules	ARTICLE V
Company Entities	Section 5.1
Company Registered Intellectual Property	Section 5.11(a)
Company Stock Basis	Section 7.4(e)(i)
Company Stockholder Approval	Section 7.16
Company Subsidiary	Section 5.5(a)
Competing Business	Section 7.14(a)
Copyrights	Definition of Intellectual Property
Covered Person	Section 7.13(a)
D&O Indemnified Parties	Section 7.9(a)
D&O Released Parties	Section 7.9(b)
Datatel	Preamble
Datatel Disclosure Schedules	ARTICLE VI
Datatel Entities	Preamble
Datatel Indemnified Party	Section 10.1(a)
Datatel Losses	Section 10.1(a)
Debt Financing	Section 6.4
Debt Financing Commitment	Section 6.4
Debt Financing Sources	Section 6.4
Disclosure Schedules	ARTICLE VI
Effective Time	Section 2.4
Employee Census Information	Section 5.13(i)
ERISA	Section 5.13(a)
Estimated Merger Consideration	Section 3.2(a)
Excluded Matter	Definition of Business Material Adverse Effect
Existing Stock	Section 7.17(a)
Financial Statements	Section 5.6
Financing	Section 6.4
Financing Commitments	Section 6.4
FTC	Section 7.6(a)
Fundamental Representations	Section 8.3(a)
Indemnified Party	Section 10.2(d)
Indemnifying Party	Section 10.3(a)
Intercompany Balances	Section 7.7(b)
Investors	Section 6.4
IRS Submissions	Section 7.4(h)
Liability Limitation	Section 9.3(c)
Maintenance Contracts	Section 5.12(a)(iii)
Managed Services Contracts	Section 5.12(a)(iii)
Marks	Definition of Intellectual Property
Material Contracts	Section 5.12(a)
Material In-Bound License Agreements	Section 5.11(i)
Material Out-Bound License Agreements	Section 5.11(j)
Merger	Section 2.1
Merger Consideration	Section 2.2
Merger Consideration Excess	Section 3.4(d)(i)
Merger Consideration Shortfall	Section 3.4(d)(ii)

Merger Sub	Preamble
Merger Sub Stockholder Approval	Section 7.16
Minimum Amount	Section 10.2(b)
New Holding Company	Section 7.14(a)
Notification	Section 7.4(c)
Objection Notice	Section 3.4(a)
Objection Period	Section 3.4(a)
Ordinary Course Material Contract	Section 7.1(b)(xvi)
Outside Date	Section 9.1(b)
Owned Real Property	Section 5.10(b)
Parent	Preamble
Parent Termination Fee	Section 9.2(a)
Parties	Preamble
Party	Preamble
Patents	Definition of Intellectual Property
Pension Plan	Section 5.13(d)
Post-Closing Calculation Objection	Section 3.4(a)
Post-Closing Statement	Section 3.4(a)
Pre-Closing Tax Returns	Section 7.4(b)(ii)
Proceeding	Section 7.6(a)
Purchased Assets	Recital
Purchaser Company	Preamble
Real Property Lease	Section 5.10(a)
Real Property Leases	Section 5.10(a)
Receivables Sale Agreement	Section 7.28
Reimbursable Insurance Claims	Section 7.22
Related Parties	Section 9.3(b)
Related Party	Section 9.3(b)
Releasing Parties	Section 7.9(b)
Relevant Fiscal Quarter	Section 7.19(b)
Restricted Person	Section 7.14(a)
Seller	Preamble
Sophia Holding I	Preamble
Sophia Holding II	Preamble
Specified Open Source Licenses	Section 5.11(h)
Stockholder Approvals	Section 7.16
Subsidiary Charter Documents	Section 5.5(d)
SunGard Benefit Plan	Section 5.13(a)
SunGard Capital	Preamble
SunGard Consolidated Tax Returns	Section 7.4(b)(i)
SunGard Damages	Section 9.3(b)
SunGard Data	Preamble
SunGard Disclosure Schedules	ARTICLE IV
SunGard Entities	Preamble
SunGard Indemnified Party	Section 10.1(b)
SunGard Losses	Section 10.1(b)
SunGard Marks	Section 7.17(a)
Surviving Corporation	Section 2.1

Surviving Pre-Closing Covenants	Section 10.1(a)
Tax Benefit Items	Section 7.4(d)(ii)(C)
Tax Claim	Section 7.4(c)
Termination Fee Equity Financing	Section 6.4
Termination Fee Equity Financing Commitment	Section 6.4
Threshold	Section 10.2(b)
Trade Secrets	Definition of Intellectual Property
Transaction Equity Financing	Section 6.4
Transaction Equity Financing Commitment	Section 6.4
Transaction Filing Positions	Section 7.4(b)(ii)
Transaction Financing	Section 6.4
Transaction Financing Commitments	Section 6.4

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time (the “Merger”). Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

Section 2.2 Merger Consideration. The “Merger Consideration” shall mean an amount equal to the Applicable Base Merger Consideration, minus (A) the Company Transaction Fees and Expenses, plus (B) the amount (if any) by which the Closing Net Working Capital is greater than the Target Net Working Capital, minus (C) the amount (if any) by which the Closing Net Working Capital is less than the Target Net Working Capital.

Section 2.3 Closing. Subject to the satisfaction of the conditions set forth in Article VIII (or the waiver thereof by the Party entitled to waive any such condition), the closing of the Merger (the “Closing”) will take place at 9:00 a.m. (Eastern Time), at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, (x) if the Asset Purchase Agreement has not terminated pursuant to Section 9.1(b) thereof, on the Business Day immediately following the Business Day on which the Asset Closing occurs or (y) if the Asset Purchase Agreement has terminated pursuant to Section 9.1(b) thereof, on the later of (a) the third Business Day after satisfaction or waiver of each condition to the Closing set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) and (b) the earlier of (i) a date during the Marketing Period to be specified by Parent on no fewer than three Business Days’ notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of Parent’s debt financing for the Transactions) and (ii) the final day of the Marketing Period, or such other place and time or on such other date as Parent and SunGard Data may mutually determine (the date on which the Closing actually occurs is referred to as the “Closing Date”).

Section 2.4 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, Parent and SunGard Data shall file (or cause to be filed) a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and, as soon as practicable on or after the Closing Date, shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as Parent and SunGard Data shall agree and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 2.5 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

Section 2.6 Certificate of Incorporation and Bylaws. Effective immediately following the Merger, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law. Effective immediately following the Merger, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law.

Section 2.7 Directors. The directors of Merger Sub at the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

Section 2.8 Officers. The officers of the Company at the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT

CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is owned by the Company, Parent or Merger Sub shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock owned by any wholly owned Subsidiary of the Company shall remain outstanding as a share in the Surviving Corporation, and no payment shall be made with respect thereto.

(c) Conversion of Company Common Stock. All of the issued and outstanding shares of Company Common Stock (other than shares to be canceled or to remain outstanding in accordance with Section 3.1(b)), in the aggregate, shall be converted into the right to receive a cash payment equal to the Merger Consideration, without interest. Except as provided in Section 3.1(b), at the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and Seller shall cease to have any rights with respect thereto except the right to receive (i) the Estimated Merger Consideration, without interest, and (ii) any payments due to Seller based upon the final determination of the Merger Consideration pursuant to Section 3.4.

Section 3.2 Determination and Payment of Estimated Merger Consideration.

(a) Determination of Estimated Merger Consideration. No later than two (2) Business Days before the Closing Date, SunGard Data shall deliver to Parent SunGard Data’s calculations of the Estimated Net Working Capital, the Estimated Company Transaction Fees and Expenses and the Estimated Merger Consideration, with reasonable supporting detail as to such calculations. The “Estimated Merger Consideration” shall mean an amount equal to (A) the Applicable Base Merger Consideration, minus (B) the Estimated Company Transaction Fees and Expenses, plus (C) the amount (if any) by which the Estimated Net Working Capital is greater than the Target Net Working Capital, minus (D) the amount (if any) by which the Estimated Net Working Capital is less than the Target Net Working Capital.

(b) Payment. At the Closing, (a) all certificates which immediately prior to the Effective Time represented any shares of Company Common Stock (each, a “Certificate”) shall be surrendered by Seller to the Surviving Corporation and (b)(x) if the Asset Purchase Agreement has been terminated pursuant to Section 9.1(b) thereof, the Surviving Corporation shall cause the Estimated Merger Consideration to be paid to Seller by wire transfer of immediately available funds to an account specified to Parent at least two Business Days prior to the Closing by Seller or (y) if the Asset Closing has occurred, subject to the terms of the Escrow Agreement, the Escrow Agent shall cause the Estimated Merger Consideration that was deposited in the Escrow Account at the Asset Closing to be paid to Seller by wire transfer of immediately available funds to an account identified to the Escrow Agent at least two Business Days prior to the Closing by Seller. At the Asset Closing (in the event it occurs), Parent shall deliver, or cause to be delivered, to the Escrow Agent an amount equal to the Estimated Merger Consideration to be held in the Escrow Account in accordance with the terms of the Escrow Agreement.

(c) No Further Ownership Rights in Company Stock. All cash paid upon the surrender of Certificates in accordance with the terms of this Section 3.2 shall, subject to any payments that may be required to be made pursuant to Section 3.4, be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(d) FIRPTA Certificate. Seller shall deliver to Parent at the Closing a duly executed certificate, in the form of section 1.1445-2(b)(2)(iv)(B) of the Treasury Regulations, certifying that SunGard Data is not a foreign person for U.S. federal income tax purposes and SunGard Data’s U.S. taxpayer identification number.

Section 3.3 Withholding Taxes. Notwithstanding anything to the contrary contained herein, Parent, the Surviving Corporation and the SunGard Entities shall be entitled to deduct and withhold from all amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld under any applicable Tax Law. To the extent that amounts are so deducted and withheld and paid over to the applicable taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If Parent or the Surviving Corporation intends to deduct and withhold from the Merger Consideration, or any other amount, payable to Seller under this Agreement, Parent shall notify Seller in writing at least ten (10) Business Days prior to the date withholding is required, together with a statement setting forth the amount to be deducted and withheld. If Seller objects in writing to the determination within five (5) Business Days of such notice, the Parties shall negotiate in good faith to agree on the amount that should be deducted and withheld. If the Parties are unable to agree on such amount prior to the applicable payment date, they shall request a mutually agreeable independent leading law firm or accounting firm in the relevant jurisdiction to render an opinion on the amount required to be deducted and withheld, which opinion, absent manifest error, shall be conclusive and binding and the disputed amount of withholding shall be transferred by Parent to a mutually agreeable independent escrow agent, which shall hold the disputed amount until such law firm or accounting firm has rendered its opinion and subsequently release the amount to the Surviving Corporation and/or Seller as directed by such opinion; provided that such disputed amount may be paid over to the applicable taxing authority when due prior to the resolution of the dispute pursuant to this Section 3.3 if payment is required to comply with the applicable procedures of the Tax Law at issue. If any amounts are paid over to the applicable taxing authority and the withholding party was determined to be in error by such law firm or accounting firm, Parent shall pay to the Seller the amount incorrectly withheld (together with interest at the rate prescribed for U.S. federal income tax refunds) and shall be entitled to any refund (including any interest thereon paid by the applicable taxing authority) in respect of the withheld amounts; provided that Seller shall cooperate, at Parent’s expense, with the withholding party in obtaining any such refund. The costs incurred in connection with the engagement of such law firm or accounting firm and escrow agent shall be paid by the Party whose position was not followed in such opinion. Similar rights and procedures shall apply in favor of Parent and the Company Entities with respect to any withholding by the SunGard Entities in respect of payments under this Agreement.

Section 3.4 Post-Closing Purchase Price Adjustment.

(a) As promptly as practicable, but in no event later than ninety (90) days following the date of the Applicable Closing, Parent shall prepare and deliver to SunGard Data a statement (the “Post-Closing Statement”), certified by the chief financial officer of Parent and accompanied by reasonable supporting detail, setting forth the Closing Net Working Capital, the Company Transaction Fees and Expenses and the Merger Consideration, including, in each case, the calculation thereof in reasonable detail. The calculations set forth in the Post-Closing Statement shall be final and binding on all Parties unless SunGard Data gives Parent written notice of its objections thereto (an “Objection Notice”), with reasonable supporting detail as to each such objection (each, a “Post-Closing Calculation Objection”), within forty-five (45) days after receipt of the Post-Closing Statement (the “Objection Period”). In the event SunGard Data fails to give Parent an Objection Notice prior to the expiration of the Objection Period or otherwise earlier notifies Parent in writing that SunGard Data has no objections to the calculations set forth in the Post-Closing Statement, the Post-Closing Statement shall be deemed final and binding on all Parties hereto, and all payments to be made in accordance with Section 3.4(d) shall be derived therefrom. Any component of the calculations set forth in the Post-Closing Statement that is not the subject of a timely delivered Objection Notice by SunGard Data shall be final and binding on all Parties except to the extent such component could be affected by other components of the calculations set forth in the Post-Closing Statement. Throughout the period following the Closing Date until the components of the calculations set forth in the Post-Closing Statement are deemed final and binding pursuant to this Section 3.4, subject to Section 7.21, Parent shall permit SunGard Data and its Representatives reasonable access (with the right to make copies), during business hours upon reasonable advance notice, to the financial books and records of the Surviving Corporation and its Subsidiaries for the purposes of the review and objection right contemplated herein.

(b) Parent and SunGard Data shall use reasonable efforts to resolve any dispute arising under Section 3.4(a); provided, that if such Parties are unable to do so within thirty (30) days following SunGard Data’s delivery to Parent of an Objection Notice, then by notice from either such Party to the other such Party, the disagreement with respect to such Post-Closing Calculation Objections may be submitted for resolution to the Independent Accountant. If a dispute is submitted to the Independent Accountant for resolution, Parent and SunGard Data shall enter into a customary engagement letter with, and to the extent necessary each Party to this Agreement will waive and cause its controlling Affiliates to waive any conflicts with, the Independent Accountant at the time such dispute is submitted to the Independent Accountant and shall cooperate with the Independent Accountant in connection with its determination pursuant to this Section 3.4. Within ten (10) days after the Independent Accountant has been retained, each such Party shall furnish, at its own expense, to the Independent Accountant and the other party a written statement of its positions with respect to each matter in dispute. Within five (5) Business Days after the expiration of such ten (10) day period, each such Party may deliver to the Independent Accountant and to each other its response to the other’s position on each matter in dispute. With each submission, each such Party may also furnish to the Independent Accountant such other information and documents as it deems relevant or such information and documents as may be requested by the Independent Accountant with copies being given to the other such Party substantially simultaneously. The Independent Accountant may, at its discretion, conduct a conference concerning the disagreement and each such Party shall have the right to present additional documents, materials and other information and to have present its Representatives. No Party or its Representatives shall be permitted to engage in any ex parte communications with the Independent Accountant.

(c) The Independent Accountant shall be directed to promptly, and in any event within thirty (30) days after its appointment pursuant to Section 3.4(b), render its decision on the disputed Post-Closing Calculation Objections. The Independent Accountant’s determination as to each Post-Closing Calculation Objection in dispute shall be set forth in a written statement delivered to each such Party, which shall include the Independent Accountant’s determination as to the calculation of the disputed Post-Closing Calculation Objections, all of which shall be final and binding on all Parties absent manifest error. In resolving any disputed Post-Closing Calculation Objection, the Independent Accountant may not assign a value to such Post-Closing Calculation Objection greater than the greatest value for such Post-Closing Calculation Objection claimed by Parent in its Post-Closing Statement or by SunGard Data in its Objection Notice or less than the lowest value for such item claimed by Parent in its Post-Closing Statement or by SunGard Data in its Objection Notice. The fees and expenses of the Independent Accountant pursuant to this Section 3.4 shall be shared one half by Parent and one half by SunGard Data.

(d) Upon the date that the Post-Closing Statement becomes final and binding in all respects pursuant to this Section 3.4 in the event the Asset Purchase Agreement has been terminated pursuant to Section 9.1(b) thereof, or, if the Asset Purchase Agreement has not been terminated, upon the later of (x) the date that the Post-Closing Statement becomes final and binding in all respects pursuant to this Section 3.4 and (y) the date that the Asset Purchase Post-Closing Statement (as defined in the Asset Purchase Agreement) becomes final and binding in all respects pursuant to Section 3.7 thereof:

(i) if the amount of the Merger Consideration exceeds the amount of the Estimated Merger Consideration (such excess, the “Merger Consideration Excess”), then within five (5) Business Days after such date Parent shall pay, or cause to be paid, an amount in cash by wire transfer to Seller equal to the Merger Consideration Excess; or

(ii) if the amount of the Estimated Merger Consideration exceeds the Merger Consideration (such excess, the “Merger Consideration Shortfall”), then within five (5) Business Days after such date SunGard Data (on behalf of Seller) shall pay, or cause to be paid, an amount in cash by wire transfer to Parent equal to the Merger Consideration Shortfall.

Section 3.5 Accounting Advisors.

(a) The Parties agree that Parent, the Surviving Corporation and any of their Affiliates may engage Deloitte LLP and its Affiliates to advise or represent them in connection with the determination of Post-Closing Statement and the matters addressed by Section 3.4. Each Party will enter into such waivers, indemnities and other agreements as Deloitte LLP or its Affiliates shall reasonably require to permit Deloitte LLP and each of its Affiliates to provide such advice or representation.

(b) The Parties agree that SunGard Data, Seller and any of their Affiliates may engage PricewaterhouseCoopers LLP and its Affiliates to advise or represent them in connection with the determination of the Post-Closing Statement and the matters addressed by Section 3.4. Each Party will enter into such waivers, indemnities and other agreements as

PricewaterhouseCoopers LLP or its Affiliates shall reasonably require to permit PricewaterhouseCoopers LLP and each of its Affiliates to provide such advice or representation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SUNGARD ENTITIES

Except as set forth on the disclosure schedules delivered by the SunGard Entities to the Datatel Entities prior to the execution of this Agreement (the “SunGard Disclosure Schedules”) (it being understood and agreed that each item in a particular section of the SunGard Disclosure Schedules applies to the corresponding section hereof and to any other section as to which its relevance is reasonably apparent on the face of such item), the SunGard Entities, jointly and severally, represent and warrant to the Datatel Entities as follows:

Section 4.1 Organization and Good Standing; Authority. Each SunGard Entity is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each SunGard Entity has all requisite power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the Transactions have been duly authorized by all requisite corporate action on behalf of each SunGard Entity. This Agreement and the Asset Purchase Agreement has been, and each of the other Ancillary Agreements will be at or prior to the Closing, duly and validly executed and delivered by each applicable SunGard Entity and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) each of this Agreement and the Asset Purchase Agreement constitutes, and each other Ancillary Agreement when so executed and delivered will constitute, the legal, valid and binding obligations of each SunGard Entity, enforceable against each SunGard Entity in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.2 Ownership. Seller holds of record and owns beneficially all of the Company Common Stock free and clear of all Liens (other than any restrictions on the sale, transfer or other disposition of the Company Common Stock as a result of such securities not having been registered under the Securities Act or any state securities laws). Seller is not a party to any Contract (other than this Agreement) that could require, or restrict or impair the ability of, Seller to sell, transfer, or otherwise dispose of any capital stock of the Company. Seller is not a party to any Contract with respect to the transfer or voting of any capital stock of the Company.

Section 4.3 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by any SunGard Entity of this Agreement or the Ancillary Agreements, the consummation of the Transactions, or compliance by any SunGard Entity with any of the provisions hereof or thereof will (i) conflict with or violate any provision of the certificate of incorporation and bylaws or comparable organizational and governing documents of such SunGard Entity, (ii) conflict with, result in any breach or violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination or cancellation under or require a consent or waiver under, require the payment of a penalty or increased Liabilities or fees or the loss of a benefit under or result in the imposition of any Lien under, any provision of any Contract or Permit to which any SunGard Entity is a party or by which any of its properties, rights or assets are bound or (iii) violate any Order or, assuming compliance with the requirements set forth in Section 4.3(b), any Law applicable to any SunGard Entity or by which any of the properties, rights or assets are bound, except in the case of clauses (ii) and (iii), for such matters that individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Body is required on the part of any SunGard Entity in connection with the execution and delivery of this Agreement or any Ancillary Agreement or the compliance by any SunGard Entity with any of the provisions hereof or thereof, or the consummation of the Transactions, except for (i) compliance with the applicable requirements of the HSR Act and any other Competition Laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which any SunGard Entity is qualified to do business, and (iii) the IRS Submissions and the IRS Ruling, except for such consents, waivers, approvals, Orders, Permits, authorizations, declarations or filings that, individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect.

Section 4.4 Litigation. There are no Actions pending or, to the Knowledge of the Company, threatened against any SunGard Entity or any of their respective Subsidiaries (other than the Company Entities) before any Governmental Body, that relate to the Business and that, individually or in the aggregate, have had or would reasonably be expected to have a Business Material Adverse Effect. No SunGard Entity is subject to any Orders that relate to the Business except to the extent the same, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SUNGARD ENTITIES

Except as set forth on the disclosure schedules delivered by the Company to the Datatel Entities prior to the execution of this Agreement (the “Company Disclosure Schedules”) (it being understood and agreed that each item in a particular section of the Company Disclosure Schedules applies to the corresponding section hereof and to any other section as to which its relevance is reasonably apparent on the face of such item), the SunGard Entities and the Company, jointly and severally, represent and warrant to the Datatel Entities as follows and in each case (other than Section 5.3, Section 5.5 and Section 5.6) after giving effect to the Restructuring (unless otherwise expressly indicated):

Section 5.1 Organization and Good Standing. Each of the Company and its Subsidiaries (the “Company Entities”) is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation and has all requisite corporate or equivalent power and authority to own, lease and operate its properties and to carry on the Business (to the extent such Company Entity carries on the Business) as now conducted. Each of the Company Entities is duly qualified or authorized to do business as a foreign entity and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of the Business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. The Company has made available to Parent prior to the date hereof a true and complete copy of its certificate of incorporation and bylaws, each as amended to date (the “Company Charter Documents”), and each such instrument is in full force and effect and no other organizational documents are applicable to or binding upon the Company. The Company is not in violation in any material respect of any of the provisions of the Company Charter Documents.

Section 5.2 Authorization of Agreement. The Company and each of the other Company Entities has all requisite power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of Transactions have been duly authorized by all requisite corporate or equivalent action on behalf of each Company Entity, except for obtaining the written consent of Seller, as the sole stockholder of the Company, in accordance with Section 228 of the DGCL. Each of this Agreement and the Asset Purchase Agreement has been, and each of the other Ancillary Agreements will be at or prior to the Closing, duly and validly executed and delivered by the applicable Company Entities, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) each of this Agreement and the Asset Purchase Agreement constitutes, and each other Ancillary Agreement when so executed and delivered will constitute, the legal, valid and binding obligations of the applicable Company Entities, enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 5.3 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by the Company of this Agreement and by any Company Entity, as applicable, of any Ancillary Agreement, the consummation of the Transactions (including the Restructuring and the Merger) or compliance by the Company Entities with any of the provisions hereof or thereof will (i) conflict with or violate any provision of the certificate of incorporation and bylaws or comparable organizational documents of the Company or any Company Subsidiary; (ii) conflict with, result in any breach or violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination or cancellation under, or require a consent or waiver under, require the payment of a penalty or increased Liabilities or fees or the loss of a benefit under or result in the imposition of any Lien under, any provision of any Contract or Permit to which the Company or any Company Subsidiary is a party or which may be transferred or assigned to a Company Entity pursuant to the Restructuring or by which any of the properties or assets of the Business are bound;

(iii) violate any Order applicable to the Business, the Company or any Company Subsidiary or by which any of the properties or assets of the Business are bound; or (iv) assuming compliance with the requirements set forth in Section 5.3(b), violate any applicable Law, except in the case of clauses (ii) through (iv), for such matters that individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Body is required on the part of the Business or the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or the Ancillary Agreements or the compliance by the Company Entities with any of the provisions hereof or thereof, or the consummation of the Transactions, except for (i) compliance with the applicable requirements of the HSR Act and any other Competition Laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which any Company Entity is qualified to do business and (iii) the IRS Submissions and the IRS Ruling, except for such consents, waivers, approvals, Orders, Permits, authorizations, declarations or filings that, individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect.

Section 5.4 Capitalization.

(a) The authorized capital stock of the Company consists of 100 shares of Company Common Stock. As of the date hereof, there are 100 shares of Company Common Stock issued and outstanding, all of which are owned, beneficially and of record, on the date hereof by Seller. All of the issued and outstanding shares of Company Common Stock are duly authorized for issuance and are validly issued, fully paid and non-assessable, free and clear of any and all Liens (other than any restrictions on the sale, transfer or other disposition of the Company Common Stock as a result of such securities not having been registered under the Securities Act or any state securities laws).

(b) There is no existing Contract of any character to which the Company is a party or otherwise subject to requiring, and there are no securities of any Person outstanding that upon conversion, exercise or exchange would require, the issuance of any shares of capital stock of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for, purchase or receive shares of capital stock of the Company. Neither Seller nor the Company is a party to, or otherwise subject to, any Contract with respect to the voting, redemption, repurchase, sale, transfer or other disposition or registration of Company Common Stock.

(c) None of the Company or any of the other Company Entities has any Indebtedness, provided that, solely for purposes of Section 8.3(a) and, for such purposes, solely with respect to Indebtedness of the type described in clause (f) of the definition of Indebtedness, the representation and warranty in this clause (c) is made only as of the date hereof.

Section 5.5 Subsidiaries.

(a) Section 5.5(a) of the Company Disclosure Schedules sets forth, as of the date hereof without giving effect to the Restructuring, the name of each Subsidiary of the Company (each, a “Company Subsidiary”), and, with respect to each Subsidiary, the jurisdiction in which it is incorporated or organized, the number of shares of its authorized capital stock or other equity interests, the number and class of shares thereof duly issued and outstanding, the names of all stockholders or other equity owners and the number of shares of stock or other equity interests owned by each stockholder or the amount of equity owned by each equity owner. Each Company Subsidiary is a duly organized and validly existing corporation or other entity in good standing under the Laws of the jurisdiction of its incorporation or organization. Each Company Subsidiary is duly qualified or authorized to do business as a foreign corporation or entity and is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect. Each Company Subsidiary has all requisite corporate or entity power and authority to own, lease and operate its properties and carry on its business as now conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect.

(b) The Company owns all of the outstanding shares of capital stock or other equity interests of all of its Subsidiaries, free and clear of any and all Liens (other than any restrictions on the sale, transfer or other disposition of such capital stock or other equity interests, as applicable, as a result of such securities not having been registered under the Securities Act or any state securities laws). Neither the Company nor any Company Subsidiary owns any capital stock or other equity interests in any Person that is not a Company Subsidiary. There is no existing Contract of any character to which any Company Subsidiary is a party or otherwise subject to requiring, and there are no securities of any Person outstanding that upon conversion, exercise or exchange would require, the issuance of any shares of capital stock or other equity interests of any Company Subsidiary or other securities convertible into, exchangeable for or evidencing the right to subscribe for, purchase or receive shares of capital stock or other equity interests of any Company Subsidiary.

(c) The outstanding shares of capital stock and other equity interests of each Company Subsidiary are validly issued, fully paid and non-assessable. No shares of capital stock are held by any Company Subsidiary as treasury stock. No Company Entity is party to, or otherwise subject to, any Contract with respect to the voting, redemption, repurchase, sale, transfer or other disposition or registration of the shares of capital stock or other equity interests of any Company Subsidiary.

(d) The Company has made available to Parent true and complete copies of the charter, by-laws or other organizational documents of each Subsidiary of the Company (the “Subsidiary Charter Documents”), and each such instrument is in full force and effect and no other organizational documents are applicable to or binding upon such Subsidiaries. None of the Subsidiaries is in violation in any material respect of any of the provisions of its Subsidiary Charter Documents.

Section 5.6 Financial Statements. The SunGard Entities have delivered to Parent prior to the date hereof true and complete copies of (i) the audited consolidated balance sheets of the Company and its Subsidiaries as at December 31, 2009 and 2010 and the related audited consolidated statements of income, cash flows and stockholders equity of the Company and its Subsidiaries for the years ended December 31, 2008, 2009 and 2010 and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as at June 30, 2011, and the related unaudited consolidated statements of income, and cash flows of the Company and its Subsidiaries for the six month period then ended (such audited and unaudited statements, including the related notes and schedules thereto, which are presented on a “carve out” basis, are referred to herein as the “Financial Statements”). Except as set forth in the notes thereto and, in the case of the unaudited financial statements, normal recurring year-end adjustments, each of the Financial Statements has been prepared in accordance with GAAP and presents fairly in all material respects the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as at the dates and for the periods indicated therein. For the purposes hereof, the unaudited consolidated balance sheet of the Company and its Subsidiaries as at June 30, 2011, is referred to as the “Balance Sheet” and June 30, 2011, is referred to as the “Balance Sheet Date”.

Section 5.7 No Undisclosed Liabilities.

(a) Neither the Company nor any Company Subsidiary has any Liabilities of any kind that would have been required to be reflected in, reserved against or otherwise described on the Balance Sheet or in the notes thereto in accordance with GAAP and were not so reflected, reserved against or described, other than (i) Liabilities incurred in the Ordinary Course of Business after the Balance Sheet Date, (ii) Company Transaction Fees and Expenses and any fees and expenses incurred in connection with the debt financings contemplated by the Debt Financing Commitment or (iii) Liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, (i) any off balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate on the other hand), including any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC) or (ii) any hedging, derivatives or similar Contract.

Section 5.8 Absence of Certain Developments.

(a) Since the Balance Sheet Date, (i) the Business has been conducted in the Ordinary Course of Business (except as otherwise expressly contemplated by this Agreement and the Ancillary Agreements) and (ii) there have not been any effects, events, changes, occurrences or circumstances that, individually or in the aggregate, have had or would reasonably be expected to have a Business Material Adverse Effect.

(b) Without limiting the generality of the foregoing, (i) since the Balance Sheet Date through the date hereof, none of the Company Entities or, to the extent related to the Business solely with respect to clause (C), the SunGard Entities or any of their Subsidiaries (A) has incurred any Indebtedness, (B) has sold, licensed, transferred or otherwise disposed of any of its material properties or assets or any material interest therein, or agreed to do any of the foregoing, except sales and non-exclusive licenses of products and services in the Ordinary Course of Business or the disposal of obsolete or worthless assets, (C) (1) has granted, or is committed to grant, salary or wage increases or any increase in or addition to any other compensation or benefits to Business Employees (except in the case of employees that are not officers, increases in salary, wages or incentive compensation in the Ordinary Course of Business), (2) has made any loan or advance of money or other property to any of the Business Employees (other than routine advances to employees for business expenses in the Ordinary Course of Business in an amount not exceeding $25,000 at any time to any individual employee), (3) has established, adopted, entered into, amended or terminated any Company Benefit Plans, or (4) has granted or promised to grant any equity or equity-based awards to any Business Employees except in the Ordinary Course of Business, (D) has changed its methods of keeping of its books of account or accounting practices, except as required by GAAP, (E) except in the Ordinary Course of Business, has materially changed or modified its existing credit, collection and payment policies, procedures and practices (including any material acceleration in the collection of receivables or material delay in the payment of payables), (F) has entered into any transaction, agreement or arrangement outside the Ordinary Course of Business that would be required to be disclosed in Section 5.20 of the Company Disclosure Schedules or (G) has agreed or committed to do any of the foregoing and (ii) since the Balance Sheet Date through the date hereof, none of the Company Entities or, to the extent related to the Business, the SunGard Entities or any of their Subsidiaries has waived or released any of its rights with respect to its business, assets (tangible or intangible) or Permits or permitted any of such rights to lapse, except where such waiver, release or permission, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect.

Section 5.9 Taxes. Except to the extent that, individually or in the aggregate, it has not had and would not reasonably be expected to have a Business Material Adverse Effect:

(a) All material Tax Returns relating to the Company Entities and the Business that are required by applicable Laws to be filed with any taxing authority have duly and timely been filed, and such Tax Returns are complete and accurate in all material respects.

(b) All material Taxes that are due and payable to any taxing authority relating to any Company Entity or the Business (including any estimated Taxes) have been paid or remitted to the appropriate taxing authority, other than those Taxes being contested in good faith through appropriate proceedings for which provision has been made in accordance with GAAP on the Financial Statements, and with respect to any Taxes not yet due or owing, the Company Entities or, with respect to the Business, the SunGard Entities have made due and sufficient accruals for such Taxes in the Financial Statements or, with respect to the Business, the Financial Statements and in its books and records.

(c) All material Taxes that the Company Entities or, with respect to the Business, the SunGard Entities are required by Law to withhold and collect at or prior to Closing have been duly withheld, collected and paid over, in each case, to the proper taxing authorities to the extent due and payable.

(d) All Taxes of the Company Entities or relating to the Business that are due with respect to any completed and settled audit, examination or deficiency litigation with any taxing authority have been paid in full. There is no audit, examination, deficiency or refund litigation pending with respect to any Taxes of any Company Entity or relating to the Business and no taxing authority has given written notice of the commencement of (or its intent to commence) any audit, examination or deficiency litigation with respect to any such Taxes.

(e) There are no outstanding assessments, claims or deficiencies for any Taxes of any Company Entity or relating to the Business that have been proposed, asserted or assessed by any taxing authority, in each case in writing.

(f) No written claim has been made by a taxing authority that any Company Entity or, with respect to the Business, any SunGard Entity is or may be subject to Tax in a jurisdiction where any Company Entity or, with respect to the Business, any SunGard Entity does not file Tax Returns.

(g) There are no Liens as a result of any unpaid Taxes upon any of the assets of any Company Entity or, with respect to the Business, any SunGard Entity (other than Permitted Liens).

(h) Since August 2005, none of the Company Entities (A) is or has ever been a member of an affiliated group (other than a group the common parent of which is SunGard Capital) filing a consolidated federal income Tax Return or (B) has any liability for Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise (other than as a result of being in a group the common parent of which is SunGard Capital).

(i) None of the Company Entities is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement other than commercially customary tax indemnities under loan agreements, lease agreements or similar commercial agreements entered into in the ordinary course of business that do not relate primarily to Taxes.

(j) None of the Company Entities has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(k) None of the Company Entities will be required to include any item of income in, or exclude any item of deduction from, taxable income as a result of (A) any change in accounting method initiated by it or any other relevant party on or prior to the Closing Date, (B) a closing agreements pursuant to Section 7121 of the Code or any similar provision of state, local or foreign law entered into on or prior to the Closing Date, (C) an installment sale or open transaction arising on or prior to the Closing Date, (D) a prepaid amount received, or paid, on or prior to the Closing Date, (E) deferred gains arising from a transaction on or prior to the Closing Date or (F) an election under Section 108(i) of the Code.

(l) None of the Company Entities has engaged in any “listed transactions” as defined in Section 6707A(c) of the Code or the regulations promulgated thereunder and any “reportable transactions,” as defined in Section 6111 of the Code, have been properly reported.

(m) The Company is a member of the consolidated group of which SunGard Capital is the parent for U.S. federal income tax purposes.

This Section 5.9 and Section 5.13 contain the sole and exclusive representations and warranties of the Company Entities regarding Tax matters.

Section 5.10 Real Property.

(a) Section 5.10(a) of the Company Disclosure Schedules sets forth a complete list of all leases and subleases of real property to or by the Company or a Subsidiary involving annual payments in excess of $100,000 as of the date hereof (individually, a “Real Property Lease” and collectively, the “Real Property Leases”).

(b) Section 5.10(b) of the Company Disclosure Schedules sets forth the address and description of each parcel of real property owned by the Company or a Subsidiary as of the date hereof (together with all buildings and improvements now or subsequently located thereon, the “Owned Real Property”). With respect to each Owned Real Property: (i) the Company or a Company Subsidiary (as the case may be) has good and marketable fee simple title to such Owned Real Property, which shall be free and clear of all Liens as of the Closing Date, except Permitted Liens, (ii) each Company Entity has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof, (iii) other than rights of the Datatel Entities pursuant to this Agreement, there are no outstanding options, rights of first offer or rights refusal to purchase such Owned Real Property or any portion thereof or interest therein, and (iv) each Company Entity is not a party to any agreement or option to purchase any real property or interest therein relating to the Business.

Section 5.11 Intellectual Property.

(a) Section 5.11(a) of the Company Disclosure Schedules sets forth an accurate and complete list of all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, and Internet domain names owned by the Company or any Company Subsidiary as of the date hereof (the foregoing being, collectively, the “Company Registered Intellectual Property”). Section 5.11(a) of the Company Disclosure Schedules lists (x) the record owner of each such item of Company Registered Intellectual Property and (y) the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered or in which each such application for issuance or registration of such item of Company Registered Intellectual Property has been filed.

(b) All material Intellectual Property owned by the Company or a Company Subsidiary used in the Business will, as of the Closing, be owned free and clear of all Liens (except for Permitted Liens).

(c) To the Knowledge of the Company, the conduct of the Business of the Company and the Company Subsidiaries (including the products and services of the Business as provided by the Company and the Company Subsidiaries) does not infringe, violate or constitute misappropriation of any Intellectual Property of any third Person except for such infringements, violations and misappropriations that, individually or in the aggregate, would not have a Business Material Adverse Effect.

(d) To the Knowledge of the Company, no third Person is infringing, violating, or misappropriating any material Intellectual Property owned by the Company or any Company Subsidiary.

(e) There is no Action pending or, to the Knowledge of the Company, threatened in writing, against the SunGard Entities or their Subsidiaries (including the Company Entities) alleging that the conduct of the Business has, during the three (3) year period prior to the date of this Agreement, infringed, violated or misappropriated, or is infringing or violating any Intellectual Property rights of any third Person.

(f) There are no Orders to which the SunGard Entities or their Subsidiaries (including the Company Entities) is a party or, to the Knowledge of the Company, by which any of the foregoing are bound, that restricts the Company’s or the Company Subsidiaries’ rights to use any material Intellectual Property used in the Business.

(g) No material Trade Secret of the Business has, to the Knowledge of the Company, been disclosed by the SunGard Entities or any of their Subsidiaries (including the Company Entities) to any third Person other than pursuant to a written nondisclosure agreement restricting the disclosure and use of such Trade Secrets. The SunGard Entities and their Subsidiaries (including the Company Entities) have taken commercially reasonable security measures to protect the confidentiality of the material Trade Secrets of the Business. The SunGard Entities and their Subsidiaries (including the Company Entities) have in place and take commercially reasonable efforts to enforce a practice whereby all of their respective officers, employees, consultants and contractors that may develop material Intellectual Property of the Business execute confidentiality and Intellectual Property assignment and/or employee’s rights agreements with the SunGard Entities, the Company or their respective Subsidiaries, as applicable.

(h) Except as set forth on Section 5.11(h)(i) of the Company Disclosure Schedules or as, individually or in the aggregate, has not had and would not have a Business Material Adverse Effect, no SunGard Entity or any of its Subsidiaries (including the Company Entities) has incorporated any “open source,” “freeware,” “shareware” or other Software code having similar licensing restrictions or distribution models in any Software of the Business that would require the public distribution, contribution, licensing or public disclosure of the proprietary source code of the Business or impose limitations on the Company Entities’ right to require payments in connection therewith (such licenses, “Specified Open Source Licenses”). Section 5.11(h)(ii) of the Company Disclosure Schedules sets forth as of the date hereof a list of all license agreements for all Open Source Software (as defined in the Intellectual Property Agreement) provided by SunGard Data as part of the IAF and the IPP (each as defined in the Intellectual Property Agreement) pursuant to the Intellectual Property Agreement.

(i) Section 5.11(i) of the Company Disclosure Schedules sets forth a complete and accurate list of all Contracts of the Business or to which the Company or any Company Subsidiary is a party, and pursuant to which the Company or any Company Subsidiary is granted the right to use any third Person’s Intellectual Property (excluding licenses pertaining to “off-the-shelf” commercially available Software used pursuant to shrink-wrap or click-through license agreements for a license fee of no more than $100,000 in the aggregate per Software product) that (i) is material to the functionality of any currently released commercial product, or for the performance of any currently provided service, of the Company or any Company Subsidiary and cannot be replaced in a reasonable period of time, at a reasonable cost, with other Intellectual Property that does not materially change the functionality of such product or the ability to provide such service or (ii) is material to the operation of the Business and cannot be replaced in a reasonable period of time, at a reasonable cost, with other Intellectual Property (the foregoing being, collectively, the “Material In-Bound License Agreements”).

(j) Section 5.11(j) of the Company Disclosure Schedules sets forth a complete and accurate list of all Contracts of the Business or to which the Company or any Company Subsidiary is a party, and pursuant to which the Company or any Company Subsidiary has granted to any third Person the right to use any material Intellectual Property of the Company or any Company Subsidiary, other than non-exclusive licenses entered into in the Ordinary Course of Business (the “Material Out-Bound License Agreements”).

(k) Except as set forth on Section 5.11(k) of the Company Disclosure Schedules and except as, individually or in the aggregate, has not had or would not have a Business Material Adverse Effect, (i) the Company and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of their Software, systems, networks and internet sites from any unauthorized use, access, interruption or modification by third parties, and (ii) the Company and its Subsidiaries have complied with their own policies with respect to the privacy of all their customers and any of their personally identifiable information, and, to the Knowledge of the Company, no written claims have been asserted or threatened in writing against the Company or any of its Subsidiaries by any Person alleging a violation of any of the foregoing.

Section 5.12 Material Contracts.

(a) Section 5.12(a) of the Company Disclosure Schedules sets forth all of the following Contracts of the Business or to which the Company or any of its Subsidiaries is a party or by which it is bound as of the date hereof (collectively and together with those Contracts set forth on Section 5.10(a) of the Company Disclosure Schedules, the Material In-Bound License Agreements and the Material Out-Bound License Agreements, the “Material Contracts”):

(i) each Contract with any SunGard Capital Stockholder or any current officer or director of any Company Entity or any Affiliate (other than a Subsidiary) of the Company;

(ii) each Contract with any labor union or association representing any Business Employee;

(iii) (A) each Contract relating to the sale of any of the assets of, or the provisions of any services by, the Business or the Company or any of its Subsidiaries other than the sale or provision of goods and services in the Ordinary Course of Business, for consideration, in excess of $500,000 or the equivalent in other currencies during the twelve-month period ending on the date hereof, (B) each of the ten (10) Contracts for the provision of maintenance and support services (“Maintenance Contracts”) that generated the highest amount of revenues in 2010 for the Business from Maintenance Contracts and (C) each of the ten (10) Contracts for the provision of managed services (“Managed Services Contracts”) that generated the highest amount of revenues in 2010 for the Business from Managed Services Contracts;

(iv) each Contract relating to the acquisition or disposition by the Business or the Company or any of its Subsidiaries of any business, division or product line or the capital stock of any other Person, in each case (A) entered into during the three-year period ending on the date hereof and for consideration in excess of $500,000 or the equivalent in other currencies or (B) pursuant to which any material Liabilities or obligations of the Company or its Subsidiaries remain outstanding;

(v) each Contract relating to (A) the incurrence of Indebtedness, (B) a letter of credit, performance bond, cash collateral or escrow requirement or similar credit support or (C) the making of any loans (other than routine advances to employees for business expenses in the Ordinary Course of Business in an amount not exceeding $25,000 at any time to any individual employee);

(vi) each Contract creating or governing a partnership, limited liability company, joint venture or similar arrangement;

(vii) each Contract (A) containing a covenant expressly limiting the freedom of the Business or the Company or any of its Subsidiaries to engage in any business with any Person or in any geographic area or to compete with any Person or limiting the ability of the Company or any of its Subsidiaries to incur Indebtedness or to create Liens, (B) containing most favored nation or similar provisions in favor of any customer or other counterparty to the Business or the Company or any of its Subsidiaries that involves a payment to be made to the Company in excess of $500,000 or (C) obligating the Business or the Company or any of its Subsidiaries to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party;

(viii) each Contract creating a Lien (other than Permitted Liens) upon any assets (including any Lien placed on the Company’s or any of the Company Subsidiaries’ Intellectual Property), other than purchase money security interests in connection with the acquisition of equipment in the Ordinary Course of Business;

(ix) each Contract reflecting a settlement of any threatened or pending Actions, other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company and its Subsidiaries in the

Ordinary Course of Business in connection with the routine cessation of such employee’s or independent contractor’s employment with the Company and its Subsidiaries, (B) settlement agreements for cash only (which has been paid) and does not exceed $500,000 as to such settlement or (C) settlement agreements entered into more than three (3) years prior to the date of this Agreement under which none of the Business or the Company or its Subsidiaries have any continuing Liabilities or rights (excluding releases);

(x) each Contract creating or governing a co-marketing, reseller, distributor or similar arrangement for consideration in excess of $500,000 or the equivalent in other currencies; and

(xi) each other Contract that involves any single or related expenditures by the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary has future financial obligations of more than $250,000 or the equivalent in other currencies per year.

(b) True and correct copies of each Material Contract have been made available to Parent prior to the date hereof. Each Material Contract is a valid and binding agreement of the relevant Company Entity, as the case may be, and, to the Company’s Knowledge, the other parties thereto, in each case enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect. The Company or its Subsidiaries that are parties to the Material Contracts and, to the Knowledge of the Company, each of the other parties thereto, have performed all obligations required to be performed by them under, and are not in breach of, default or violation under, any of such Material Contracts and no event has occurred that with notice or lapse of time, or both, would constitute such a default, except where such noncompliance, breach, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. None of the SunGard Entities or any of their Subsidiaries has received written notice of any default or event that with notice or lapse of time, or both, would constitute a default under any Material Contract, except for any such defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect.

Section 5.13 Employee Benefit Plans.

(a) (i) Section 5.13(a)(i) of the Company Disclosure Schedules contains a list of each material “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), including multiemployer plans within the meaning of Section 3(37) of ERISA, and all stock purchase, stock option, severance, employment, change of control, bonus, incentive or deferred compensation, employee loan, collective bargaining, and each other material employee benefit plan, program or arrangement (whether or not subject to ERISA) under which any current or former employee, director or consultant of the Company Entities has any right to benefits and which is contributed to, sponsored or maintained by the Company Entities, the SunGard Entities or any of their respective Subsidiaries or under which the Company Entities, whether directly or by reason of their affiliation with any ERISA Affiliate, has any material liability, in each case as of the date hereof (each, a “SunGard Benefit Plan”), and (ii) Section 5.13(a)(ii) of the Company Disclosure Schedules contains a list of each SunGard Benefit Plan that is solely sponsored by the Company or a Company Subsidiary as of the date hereof (each, a “Company Benefit Plan”).

(b) With respect to each Company Benefit Plan, SunGard Data has made available to the Datatel Entities copies of the following, to the extent applicable: (i) the plan document and any related trust agreement, (ii) the most recent IRS determination letter, (iii) the most recent summary plan description, and (iv) for the most recent plan year, the IRS Form 5500.

(c) Each Company Benefit Plan has been maintained, funded and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws. Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS, and, to the Knowledge of the Company, no event or circumstance has occurred or failed to occur that would reasonably be expected to cause the loss of such qualification. No condition exists that would reasonably be expected to subject the Company Entities, either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any material tax, fine, lien or penalty or other material liability imposed by ERISA, the Code or other applicable laws, rules, and regulations in connection with any “employee benefit plan” (within the meaning of Section 3(3) of ERISA). To the Knowledge of the Company, no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any SunGard Benefit Plan that would reasonably be expected to subject the Company Entities to any material liability. None of the Company Entities has incurred any current or projected material liability in respect of post-employment or post-retirement health, medical or life insurance benefits for any Business Employee or former employee, director or consultant of the Company Entities, except as required to avoid an excise tax under Section 4980B of the Code or as may be required under any other applicable Law.

(d) Neither the Company Entities nor any of their ERISA Affiliates, sponsors, maintains or contributes to or has any obligation to contribute to, or at any time during the preceding six years, has sponsored, maintained or contributed to or had any obligation to contribute to, any retirement plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code (including a multiemployer plan within the meaning of Section 3(37) of ERISA) or any other defined benefit pension plan (a “Pension Plan”) and neither the Company Entities nor any of their ERISA Affiliates has any material liability under any Pension Plan that could reasonably be expected to become a liability of the Datatel Entities and their Affiliates.

(e) With respect to any Company Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the Ordinary Course of Business) are pending or, to the Knowledge of the Company, threatened that would result in a material Liability to the Company

Entities, (ii) to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims, and (iii) to the Knowledge of the Company, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or any other Governmental Bodies are pending, in progress or threatened that, if adversely determined, individually or in the aggregate, have had or would reasonably be expected to have a Business Material Adverse Effect.

(f) Neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions (whether alone or in connection with any other events(s)) will (i) accelerate the vesting or increase benefits or the amount payable under any SunGard Benefit Plan, (ii) cause any of the Company Entities to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award or (iii) result in payments under any of the SunGard Benefit Plans (1) which would not be deductible under Section 280G of the Code, or (2) which would result in any excise tax on any Business Employee under Section 4999 of the Code or any other comparable Law.

(g) Except with respect to any employment agreement or other bilateral Contract with any current or former Business Employee, to the extent permitted by applicable Law, each Company Benefit Plan is amendable and terminable unilaterally by the Company or its successor, at any time without liability to the Company (or its successor) and its Affiliates as a result thereof.

(h) SunGard Capital has provided Parent prior to the date hereof with a true and correct list of the following information as of a recent date (i) with respect to each outstanding SunGard Capital Option held by any Business Employee as of the date hereof: (A) the name of the holder of such SunGard Capital Option, (B) the number and type of shares of capital stock subject to such SunGard Capital Option, (C) the exercise price of such SunGard Capital Option, (D) the date on which such SunGard Capital Option was granted and (E) the vesting schedule for such SunGard Capital Option and (ii) the following information with respect to each outstanding SunGard Capital RSU held by any Business Employee as of the date hereof: (A) the name of the recipient of the SunGard Capital RSU, (B) the number and type of shares of SunGard Capital stock subject to such SunGard Capital RSU, (C) the date on which such SunGard Capital RSU was granted and (D) the vesting schedule for such SunGard Capital RSU.

(i) SunGard Data has provided Datatel prior to the date hereof with a true and correct list of all Business Employees as of a recent date, together with the following information for each such Business Employee (the “Employee Census Information”): name; employee number; job title; job code; tier; department; work location (city, state and zip code); current base salary rate and target bonus amount; 2010 base salary, 2010 target bonus amount and any 2010 bonus amount paid; hire date; most recent rehire date; and amount of service recognized for eligibility, vesting and benefit accrual for each SunGard Benefit Plan under which such service is applicable.

(j) This Section 5.13 and Section 5.6, Section 5.7, and Section 5.8 represent the sole and exclusive representations and warranties of the Company regarding employee benefit matters.

Section 5.14 Labor.

(a) None of the Company Entities is (i) a party to, or bound by, or presently negotiating, any collective bargaining agreement, contract or other arrangement or understanding with a labor union or a labor organization or (ii) obligated to inform or consult any works council or similar entity with respect to the Transactions.

(b) There are no current (i) strikes, work stoppages, work slowdowns or lockouts pending or, to the Knowledge of the Company, threatened against or involving any of the Company Entities, or (ii) unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company Entities. To the Knowledge of the Company, there are no investigations, inquiries or proceedings before the U.S. National Labor Relations Board, the U.S. Equal Employment Opportunity Commission, the U.S. Department of Labor, the U.S. Department of Justice, the U.S. Occupational Health and Safety Administration or any other Governmental Body with respect to or relating to the terms and conditions of employment of the Business Employees.

Section 5.15 Litigation. There are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective executive officers relating to the Business before any Governmental Body, that, if adversely determined, individually or in the aggregate, have had or would reasonably be expected to have a Business Material Adverse Effect. None of the Company Entities or the Business is subject to any Order except to the extent the same, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect.

Section 5.16 Compliance with Laws; Permits.

(a) The Company Entities and, to the extent related to the Business, the SunGard Entities and their other Subsidiaries, are in compliance with all Laws of any Governmental Body applicable to the Business, and the Company Entities, and to the extent related to the Business, the SunGard Entities and their other Subsidiaries, are in compliance with all rules and regulations of the Office of Foreign Assets Control of the United States Department of the Treasury, in each case except where the failure to be in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect. The Company Entities and, to the extent related to the Business, the SunGard Entities and their other Subsidiaries have not received any written notice of or been charged with the violation of any such Laws, except where such violation, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect.

(b) The Company Entities currently have all Permits that are required for the operation of the Business, except where the failure to have such Permits, individually or in the aggregate, has not had and would not have a Business Material Adverse Effect. None of the Company Entities is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any material Permit to which it is a party, except where such default or violation, individually or in the aggregate, has not had and would not have a Business Material Adverse Effect.

Section 5.17 Environmental Matters.

(a) Except, individually and in the aggregate, as has not had and would not reasonably be expected to have a Business Material Adverse Effect:

(i) the Company Entities or, to the extent related to the Business, the SunGard Entities and their other Subsidiaries are, and have been since December 31, 2007, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required under applicable Environmental Laws to operate the Business;

(ii) none of the Company Entities or the Business is the subject of any outstanding Order or Contract with any Governmental Body pursuant to any Environmental Laws or concerning any Materials of Environmental Concern that imposes obligations on the Company or any of its Subsidiaries or the Business, and, to the Knowledge of the Company, no other Person is the subject of any such Order or Contract that would reasonably be expected to adversely affect the Company or any of its Subsidiaries or the Business;

(iii) neither the Company Entities nor, to the extent related to the Business, any of the SunGard Entities or their other Subsidiaries are subject to any pending Actions or, to the Knowledge of the Company, threatened Actions alleging noncompliance with or potential Liability under Environmental Laws, and, to the Knowledge of the Company, no other Person is the subject of any such Action that would reasonably be expected to adversely affect the Company or any of its Subsidiaries or the Business;

(iv) to the Knowledge of the Company, there are no investigations of the businesses of the Company Entities or, to the extent related to the Business, the SunGard Entities or any of their other Subsidiaries, currently or previously owned, operated or leased property of the Company Entities or, to the extent related to the Business, the SunGard Entities or any of their other Subsidiaries, pending or threatened that would reasonably be expected to result in the Company or any of its Subsidiaries incurring any Liabilities under Environmental Laws or concerning Materials of Environmental Concern; and

(v) to the Knowledge of the Company, Materials of Environmental Concern are not present at, on, in or under any property currently or formerly owned or leased by the Company or any of its Subsidiaries or otherwise used by or for the Business, or at any other location (including any property used for the treatment, storage or disposal of wastes generated by the Company or any of its Subsidiaries or the Business), in a condition or under circumstances that would reasonably be expected to result in material Liability to the Company or any of its Subsidiaries as a result of any Environmental Law.

(vi) The Company has made available to Parent prior to the date hereof true and correct copies of all material studies, audits, assessments or other similar documents, concerning compliance with, or liability or obligations under, any Environmental Laws affecting the Company or any of its Subsidiaries, to the extent such documents are in the possession or under the reasonable control of any SunGard Entity or any of its Subsidiaries (including any Company Entity).

This Section 5.17 constitutes the sole and exclusive representation and warranty with respect to Environmental Laws and any and all environmental and natural resource matters.

Section 5.18 Insurance. Section 5.18 of the Company Disclosure Schedules lists as of the date hereof all material insurance policies held by the Company Entities, or by the SunGard Entities and their other Subsidiaries for the benefit of the Company Entities or the Business, including all directors’ and officers’ and corporate liability insurance policy or policies provided for directors and officers of the Company Entities, each of which is in full force and effect, and no SunGard Entity or any of its Subsidiaries (including any Company Entity) is in material default with respect to any of its obligations under any of such insurance policies. To the Knowledge of the Company, (i) there is no threatened termination of any of such policies and (ii) there is no material claim pending regarding the Business or the Company or any of its Subsidiaries under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

Section 5.19 Transactions with Related Persons; Affiliates. None of the Company Entities is a party to any Contract or transactions with, or has any Liabilities, contractual or otherwise (excluding any Liabilities pursuant to employment and compensation and benefits arrangements), owed to or owing from, directly or indirectly, any SunGard Entity or any of its Subsidiaries (other than the Company Entities) or any SunGard Capital Stockholder or any of its Affiliates, in each case other than Contracts and commercial transactions (and Liabilities arising thereunder) entered into in the Ordinary Course of Business on an arm’s length basis with portfolio companies of the SunGard Capital Stockholders (or of their Affiliates).

Section 5.20 Sufficiency of Assets; Title.

(a) Immediately following the consummation of the Merger, the Company Entities, and, unless the Asset Purchase Agreement has been terminated pursuant to Section 9.1(b) thereof, Purchaser Company and its Subsidiaries, taken as a whole, will, taking into account the services to be provided pursuant to the Transition Services Agreement and the Intellectual Property to be licensed or assigned pursuant to the Intellectual Property Agreement, own or have a right to use all of the assets and other rights (tangible and intangible) used in the Business as it is conducted as of the Applicable Closing.

(b) Subject to the transactions contemplated by the Asset Purchase Agreement and the Intellectual Property Agreement, the Company and the Company Subsidiaries have good, valid and marketable title to their respective owned properties and assets (tangible and intangible) free and clear of any material Liens, other than Permitted Liens.

Section 5.21 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for any of the SunGard Entities or their respective Affiliates (including the Company and its Subsidiaries) in connection with the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 5.22 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in Article IV and this Article V (each as modified by the Schedules hereto) and Article IV of the Asset Purchase Agreement, neither the SunGard

Entities, the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company, the Company Subsidiaries, the Business or the Transactions, and the SunGard Entities and the Company disclaim any other representations or warranties, whether made by the SunGard Entities, the Company or any of their respective Affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties contained in Article IV and this Article V (each as modified by the Schedules hereto) and Article IV of the Asset Purchase Agreement, the SunGard Entities and the Company hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Datatel Entities or their respective Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Datatel Entities by any director, officer, employee, agent, consultant, or representative of the SunGard Entities, the Company or any of their respective Affiliates). Neither the Company nor the SunGard Entities makes any representations or warranties to the Datatel Entities regarding the probable success or profitability of the Company or any of its Subsidiaries.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE DATATEL ENTITIES

Except as set forth on the disclosure schedules delivered by the Datatel Entities to the SunGard Entities and the Company prior to the execution of this Agreement (the “Datatel Disclosure Schedules”, and together with the SunGard Disclosure Schedules and the Company Disclosure Schedules, the “Disclosure Schedules”) (it being understood and agreed that each item in a particular section of the Datatel Disclosure Schedules applies to the corresponding section hereof and to any other section as to which its relevance is reasonably apparent on the face of such item), the Datatel Entities, jointly and severally, hereby represent and warrant to the SunGard Entities and the Company that:

Section 6.1 Organization and Good Standing. Each of the Datatel Entities is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of the Datatel Entities has all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the Transactions have been duly authorized by all requisite corporate or equivalent action on behalf of each Datatel Entity, except for obtaining the written consent of Parent, as the sole stockholder of Merger Sub. This Agreement and the Asset Purchase Agreement has been, and each of the other Ancillary Agreements to which it is a party will be at or prior to the Closing, duly and validly executed and delivered by Datatel and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Ancillary Agreement when so executed and delivered will constitute, the legal, valid and binding obligations of each Datatel Entity, enforceable against each Datatel Entity in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 6.2 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by the Datatel Entities of this Agreement or the Ancillary Agreements, the consummation of the Transactions, or compliance by the Datatel Entities with any of the provisions hereof or thereof will (i) conflict with or violate any provision of the certificate of incorporation and bylaws or comparable organizational and governing documents of any Datatel Entity or any of its Subsidiaries, (ii) conflict with, result in any breach or violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination or cancellation under or require a consent or waiver under, any Contract or Permit to which any Datatel Entity or any of its Subsidiaries, is a party or by which any of its properties, rights or assets is bound or (iii) violate any Order or, assuming compliance with the requirements set forth in Section 6.2(b), any Law, applicable to any Datatel Entity or any of its Subsidiaries or by which any of its properties, rights or assets are bound, except in the case of clauses (ii) through (iii), for such matters that, individually or in the aggregate, would not reasonably be expected to have a Datatel Material Adverse Effect.

(b) No material consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Body is required on the part of any Datatel Entity or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Ancillary Agreements or the compliance by the Datatel Entities with any of the provisions hereof or thereof, or the consummation of the Transactions, except for (i) compliance with the applicable requirements of the HSR Act and any other Competition Laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which any Datatel Entity is qualified to do business and (iii) the IRS Submissions and the IRS Ruling, except for such consents, waivers, approvals, Orders, Permits, authorizations, declarations or filings that individually or in the aggregate, would not reasonably be expected to have a Datatel Material Adverse Effect.

Section 6.3 Brokers or Finders. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for any of the Datatel Entities in connection with the transactions contemplated by this Agreement.

Section 6.4 Financing. Parent has delivered to the Company true and complete copies of: (i) the executed commitment letter, dated as of August 4, 2011 between Parent, Bank of America, N.A., Merrill Lynch, Pierce Fenner & Smith Incorporated, Barclays Bank PLC, Barclays Capital, the investment banking division of Barclays Bank, Citigroup Global Markets Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (collectively, the “Debt Financing Sources”) and excerpts of those portions of the Fee Letter and any other executed fee letter and engagement letter associated therewith that contain any conditions to funding or “flex” provisions or other provisions (excluding provisions related solely to fees and economic terms (other than covenants) agreed to by the parties) regarding the terms and conditions of the financing to be provided by such commitment letter (such commitment letter, including all exhibits, schedules, annexes and amendments thereto and each such fee letter and engagement letter, collectively, (the “Debt Financing Commitment”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Debt Financing Sources have agreed to lend the amounts set forth therein (the “Debt Financing”) for the purpose of funding the Transactions; (ii) the executed equity commitment letter, dated as of August 4, 2011 among Sophia Holding I and Hellman & Friedman Capital Partners VI, L.P. and the other parties thereto (collectively, the “Investors”) (the “Transaction Equity Financing Commitment” and together with the Debt Financing Commitment, the “Transaction Financing Commitments”), pursuant to which, upon the terms and subject to the conditions set forth therein, each of the Investors has committed to invest the cash amount set forth therein (the “Transaction Equity Financing” and together with the Debt Financing, the “Transaction Financing”); and (iii) the executed equity commitment letter, dated as of August 4, 2011 among Datatel and the Investors (the “Termination Fee Equity Financing Commitment” and together with the Transaction Financing Commitments, the “Financing Commitments”), pursuant to which, upon the terms and subject to the conditions set forth therein, each of the Investors has committed to invest the cash amount set forth therein (the “Termination Fee Equity Financing” and together with the Transaction Financing, the “Financing”). None of the Financing Commitments have been amended or modified prior to the date of this Agreement, and, as of the date hereof, the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, there are no other agreements, side letters or arrangements to which Parent or Merger Sub is a party relating to any of the Financing Commitments that could affect the availability of the Financing. As of the date hereof, the Financing Commitments are in full force and effect and constitute the legal, valid and binding obligations of each of Parent and, to the knowledge of Parent, the other parties thereto. There are no conditions precedent related to the funding of the full net proceeds of the Financing (including any “market flex” provisions) other than as expressly set forth in the Financing Commitments. Assuming the satisfaction of the conditions set forth in Section 8.3(a) and Section 8.3(b), or Section 8.3(a) and Section 8.3(b) of the Asset Purchase Agreement, as applicable, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Transaction Financing Commitments, in the aggregate and together with the available cash, cash equivalents and marketable securities of Datatel and its Subsidiaries, will be sufficient for Parent and the Surviving Corporation to pay the Merger Consideration, Purchaser Company to pay the Purchase Price, Datatel and each of its Subsidiaries to refinance their outstanding Indebtedness that is required by its terms to be refinanced in connection with the consummation of the Transactions and the Datatel Entities and their respective Subsidiaries to pay the fees and expenses of the Datatel Entities and the SunGard Entities (to the extent reimbursable under Section 7.15) related to the foregoing. As of the date hereof, no event has occurred which would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) by Parent under any of the Financing Commitments, and neither Sophia Holding I nor Datatel has any reason to believe that any of the conditions to any of the Financing will not be satisfied or that the Financing will not be available to Sophia Holding I or Datatel, as applicable, on the date of the Applicable Closing or, in the case of the Termination Fee Equity Financing, on the date the Parent Termination Fee is payable in accordance with Section 9.2(b). The Datatel Entities have fully paid all commitment fees or other fees required to be paid on or prior to the date hereof pursuant to the Financing Commitments. Except as otherwise contemplated by Section 9.4, the obligations of the Datatel Entities under this Agreement and the Asset Purchase Agreement are not subject to any conditions regarding their ability to obtain financing for the Transactions.

Section 6.5 Solvency. None of the Datatel Entities is entering into this Agreement or the Financing Commitments with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated by this Agreement, the Asset Purchase Agreement and the Financing Commitments, including the Transaction Financing, the payment of the Merger Consideration, the payment of the Purchase Price (if applicable), the payment of the Company Transaction Fees and Expenses, the payment of the Datatel Entities’ fees and expenses and any other repayment or refinancing of debt that may be contemplated in the Debt Financing Commitment, assuming (i) the satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate (x) the Merger as set forth herein and (y) the Asset Purchase as set forth in the Asset Purchase Agreement, and (ii) the accuracy of the representations and warranties set forth in Article IV and Article V hereof (such that the condition contained in Section 8.3(a) and Section 8.3(a) of the Asset Purchase Agreement would each be satisfied), the Surviving Corporation and the Surviving Corporation’s Subsidiaries, taken as a whole, will be Solvent.

Section 6.6 Investment Representation. Parent is acquiring the Company Common Stock for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities laws. Parent is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Parent acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Company Common Stock. Parent acknowledges that the Company Common Stock has not been registered under the Securities Act, or any state or foreign securities laws and that the Company Common Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Company Common Stock is registered under any applicable state or foreign securities laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities laws.

Section 6.7 No Prior Activities. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the Ancillary Agreements and the Transactions, none of Sophia Holding I, Sophia Holding II, Merger Sub nor Purchaser Company has incurred any obligation or Liability nor engaged in any business or activity of any type or kind whatsoever or entered into any Contract with any Person. In addition, Datatel has no material assets other than the capital stock of Datatel Investment Holding Corp., and no Liabilities of any kind other than (a) Liabilities arising from its franchise Taxes or payments payable to registered agents or similar Liabilities related to the maintenance of its legal existence, (b) immaterial amounts of customary administrative, legal, accounting and similar overhead expenses, (c) income Tax Liabilities in respect of consolidated, combined, unitary, affiliated or separate federal, state or local Tax Returns, (d) Liabilities in respect of its equity incentive plans and agreements and its stockholders agreements and (e) Liabilities incurred in order to consummate the Transactions. Datatel is a non-operating holding company and does not conduct, and has not conducted, any business other than holding the capital stock of Datatel Investment Holding Corp.

Section 6.8 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Article VI (as modified by the Datatel Disclosure Schedules) and Article VI of the Asset Purchase Agreement, neither the Datatel Entities nor any other Person makes any other express or implied representation or warranty with respect to the Datatel Entities, their respective Subsidiaries or the Transactions contemplated by this Agreement or the Asset Purchase Agreement, and each Datatel Entity disclaims any other representations or warranties, whether made by the Datatel Entities or any of their respective Affiliates or Representatives. Except for the representations and warranties contained in this Article VI (as modified by the Datatel Disclosure Schedules) and Article V of the Asset Purchase Agreement, the Datatel Entities hereby disclaim all Liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the SunGard Entities, the Company or their respective Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to a SunGard Entity, the Company or any of their respective Affiliates or Representatives by any Representative of the Datatel Entities or any of their Affiliates).

ARTICLE VII

COVENANTS

Section 7.1 Conduct of the Business Prior to the Closing.

(a) Prior to the Closing, except (i) as set forth on Section 7.1(a) of the SunGard Disclosure Schedules or Section 7.1(a) of the Company Disclosure Schedules, as applicable, (ii) as required by applicable Law, (iii) as otherwise expressly contemplated by this Agreement (including the Restructuring) and the Ancillary Agreements (including the Asset Purchase Agreement) or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), each of the SunGard Entities (with respect to the Business only) and the Company shall, and shall cause their respective Subsidiaries to:

(i) conduct the Business only in the Ordinary Course of Business in all material respects; and

(ii) use its commercially reasonable efforts to (A) preserve in all material respects the present business operations and organization of the Business, (B) preserve the goodwill and present relationships with customers, suppliers and (C) submit claims in the Ordinary Course of Business under the insurance policies covering the Business.

(b) Prior to the Closing, except (i) as set forth on Section 7.1(b) of the SunGard Disclosure Schedules or Section 7.1(b) of the Company Disclosure Schedules, as applicable, (ii) as required by applicable Law, (iii) as otherwise expressly contemplated by this Agreement (including the Restructuring) and the Ancillary Agreements (including the Asset Purchase Agreement) or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), each of the SunGard Entities (with respect to the Business only) and the Company shall not, and shall not permit their respective Subsidiaries to:

(i) declare, set aside, make or pay any dividend or other distribution in respect of the capital stock of the Company or the Company Subsidiaries or repurchase, redeem or otherwise acquire, or grant any rights or enter into any Contracts or commitments to repurchase, redeem or acquire, any outstanding shares of the capital stock or other securities of, or other ownership interests in, the Company or any of the Company Subsidiaries, in each case except for (A) payment of cash dividends with a record date and payment time prior to the close of business on the Business Day immediately prior to the date of the Applicable Closing, (B) the payment of cash dividends or other distributions of the Estimated Purchase Price by the Company to SunGard Data following the Applicable Closing as contemplated by the Asset Purchase Agreement and (C) distributions by any wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company;

(ii) issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of the Company or any of its Subsidiaries;

(iii) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(iv) amend the certificate of incorporation or bylaws (or comparable organizational documents) of the Company or any of its Subsidiaries;

(v) except as required as of the date of this Agreement by the terms of any SunGard Benefit Plan or Company Benefit Plan (or as required by the terms of any plan, program or arrangement entered into in accordance with this Section 7.1(b) which, if in effect as of the date of this Agreement, would be a SunGard Benefit Plan or a Company Benefit Plan), (A) increase the annual level of compensation of any Business Employee (except increases in salaries and wages in the Ordinary Course of Business), (B) except in the Ordinary Course of Business, grant any bonus, equity or equity-based compensation, benefit or other direct or indirect compensation to any Business Employee, (C) except in the Ordinary Course of Business, increase the coverage or benefits available under any (or create any new), or accelerate the timing of payments or vesting under any, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other SunGard Benefit Plan or Company Benefit Plan or otherwise modify or amend or terminate any such SunGard Benefit Plan or Company Benefit Plan, (D) except entering into offer letters and non-competition agreements with new employees in the Ordinary Course of Business and entering into employment agreements with non-U.S., non-senior management employees in the Ordinary Course of Business, enter into any employment, deferred compensation, non-competition or similar agreement (or amend any such agreement) involving any Business Employee that would be a SunGard Benefit Plan or Company Benefit Plan if it were in existence as of the date of this Agreement, or (E) except for immaterial amounts paid in the Ordinary Course of Business to Business Employees terminating employment prior to the Closing in exchange for customary general releases of claims, grant any severance or termination compensation or increase the coverage or benefits available under any (or create any new), or accelerate the timing of payments or vesting under any, severance pay or termination pay;

(vi) acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the material properties or assets of the Business, the Company or any of its Subsidiaries (except sales and non-exclusive licenses of products and services in the Ordinary Course of Business or the disposal of obsolete or worthless assets);

(vii) make any loan, advance or capital contribution to or investment in any Person (other than (A) loans, advances or capital contributions to or investments in wholly-owned Company Subsidiaries and (B) routine advances to Business Employees for business expenses in the Ordinary Course of Business in an amount not exceeding $25,000 at any time to any individual Business Employee);

(viii) other than in the Ordinary Course of Business, cancel or compromise any material debt or claim or waive or release any material right of the Business, the Company or any of the Company Subsidiaries or permit any such right to lapse;

(ix) initiate, compromise or settle any Action (other than in connection with the enforcement of the Company’s rights under this Agreement and the Ancillary Agreements), other than settlements of any claims against the Business or any of the Company Entities solely for money damages in excess of $500,000 payable prior to the close of business on the Business Day immediately prior to the date of the Applicable Closing;

(x) enter into, modify or terminate any labor or collective bargaining agreement or, through negotiations or otherwise, make any commitment or incur any Liability to any labor organizations;

(xi) enter into or agree to enter into any merger or consolidation with any corporation or other entity, or acquire the securities or any division, business or all or substantially all of the assets of any other Person, in each case, involving the expenditure, or potential expenditure, of more than $100,000 individually or $500,000 in the aggregate;

(xii) to the extent that doing so would reasonably be expected to increase any Taxes of any Company Entity or with respect to the Business in any Post-Closing Tax Period or the portion of a Straddle Period beginning after the Closing Date, make, change or rescind any material election relating to Taxes of any Company Entity or with respect to the Business, change any method of Tax accounting in respect of material Taxes of any Company Entity or with respect to the Business, file any amended Tax Return in respect of material Taxes of any Company Entity or with respect to the Business, settle or compromise any claim, investigation, audit or controversy relating to a material amount of Taxes of any Company Entity or with respect to the Business, enter into any closing agreement with respect to any material Tax of any Company Entity or with respect to the Business or surrender any right to claim a material Tax refund of any Company Entity or with respect to the Business;

(xiii) change its fiscal year or, except to the extent required by Law or GAAP or in conjunction with an action taken by SunGard Capital, SunGard Capital II and SunGard Data with respect to their overall accounting methods and practices, make any material change to any of its methods of accounting or methods of reporting revenue and expenses or accounting practices;

(xiv) (A) sell, assign, transfer or convey to any Person, including to any SunGard Entity or any of its Subsidiaries (other than the Company Entities), or otherwise dispose of any of the material Intellectual Property owned by the Company and its Subsidiaries, (B) grant any licenses under any Intellectual Property owned by the Company and its Subsidiaries (other than non-exclusive licenses granted in the Ordinary Course of Business) or enter into any Specified Open Source Licenses, or (C) make any contributions of Intellectual Property to the IAF or any contributions of source code to the IPP (as such terms are defined in the Intellectual Property Agreement);

(xv) enter into any joint venture, general or limited partnership agreement, limited liability company agreement or other similar agreement;

(xvi) (A) enter into any new Contract that would be a Material Contract (other than pursuant to clauses (iii), (v)(B), (x) or (xi) of such definition (each, an “Ordinary Course Material Contract”)) if entered into on or prior to the date hereof or, except as required by their terms, terminate or amend or modify any Material Contract (other than an Ordinary Course Material Contract) or any such new Contract or (B) enter into any new Contract that would be an Ordinary Course Material Contract or terminate, amend or modify any Ordinary Course Material Contract or any such new Contract, except in each case pursuant to this clause (B), in the Ordinary Course of Business;

(xvii) (A) incur any Indebtedness (other than incurring Indebtedness in the Ordinary Course of Business in an aggregate amount at any time not exceeding $1,000,000 which will be repaid prior to the Applicable Closing and other than draw downs of any letter of credit issued as of the date hereof or thereafter in the Ordinary Course of Business), (B) other than in the Ordinary Course of Business, enter into any letter of credit, performance bond, cash collateral or escrow requirement or similar credit support arrangement on behalf of the Business or any of the Company Entities or (C) incur any Lien (other than Permitted Liens) on any asset or properties (whether tangible or intangible) of the Company or any of the Company Subsidiaries unless such Lien will be released prior to the Applicable Closing;

(xviii) amend, extend, renew or permit to lapse existing insurance policies or enter into new insurance policies, except in either case (A) on such terms and for such amounts in the Ordinary Course of Business or (B) in a manner consistent with the overall insurance programs and policies applicable to the SunGard Entities and their Subsidiaries;

(xix) other than with respect to notice rights that do not provide any additional rights to any other Person or subject the Business or the Company or any of its Subsidiaries or any of their respective assets to any additional obligations, liabilities or Liens, enter into any Contract that would be material to the Business, taken as a whole, with any Person that provides such Person rights or entitlements in connection with a change of control of the Business or the Company or any of its Subsidiaries;

(xx) transfer any Business Employee to any SunGard Entity or any of its Affiliates (other than the Company and the Company Subsidiaries) or transfer any employee (other than a Business Employee) of SunGard Data or any of its Affiliates to the Company or any of its Subsidiaries;

(xxi) except in the Ordinary Course of Business, materially change or modify any credit, collection and payment policies, procedures or practices (including any material acceleration in the collection of receivables or material delay in the payment of payables);

(xxii) make any contributions of Intellectual Property to the IAF or any source code to the IPP (as such terms are defined in the Intellectual Property Agreement); or

(xxiii) agree or commit to do anything prohibited by this Section 7.1(b).

(c) Prior to the Applicable Closing, each of the SunGard Entities (with respect to the Business only) and the Company shall, and shall cause their respective Subsidiaries to, use its commercially reasonable efforts to cause all unrestricted cash and cash equivalents inside the United States held by any of the Company Entities to be distributed to Seller prior to the close of business on the Business Day immediately prior to the date of the Applicable Closing.

Section 7.2 Efforts. Subject to the terms and conditions herein provided and without limiting the obligations of any Party to the extent a higher standard of efforts is expressly provided for in this Agreement with respect to any specific action or matter, each of the Parties agrees to use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and the Ancillary Agreements, including cooperating with one another and using all commercially reasonable efforts to prepare all necessary documentation to effect all necessary filings and to obtain all consents, waivers and approvals necessary to consummate the transactions contemplated by this Agreement (including the Restructuring) and the Ancillary Agreements (including the Asset Purchase), including the consents and approvals referred to in Section 4.3, Section 5.3 and Section 6.2 (or the Disclosure Schedules thereto); provided, however, that (a) no Party shall be obligated to pay any consideration to any third party from whom any such consent, waiver or approval is requested and (b) the prior written consent of Parent shall be required with respect to any amendment or modification to, or termination of, any Contract of the Business in connection with obtaining any such consent, waiver or approval that is adverse in any material respect to the Datatel Entities, the Company or any of their respective Subsidiaries.

Section 7.3 No Solicitation. Except as set forth on Section 7.3 of the SunGard Disclosure Schedules, each of the SunGard Entities and the Company agrees that after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, it shall not, and it shall cause its Subsidiaries, officers, directors and senior employees and the members of the operating committee of SunGard Capital, and shall use its reasonable best efforts to cause the SunGard Capital Stockholders and their respective officers, directors and senior employees and the investment bankers of any of the foregoing Persons, not to, directly or indirectly: (a) solicit, initiate, or knowingly facilitate the submission of any proposal for an Acquisition Alternative, (b) participate in any negotiations regarding, or furnish to any Person any information with respect to, any Acquisition Alternative, or (c) enter into any agreement with respect to any Acquisition Alternative. Without limiting the generality of the foregoing, each of the SunGard Entities and the Company shall, and shall cause its Subsidiaries, officers, directors and senior employees and the members of the operating committee of SunGard Capital to, and shall use its reasonable best efforts to cause the SunGard Capital Stockholders and their respective officers, directors and senior employees and the investment bankers of any of the foregoing Persons to, immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any Person, conducted prior to the date hereof with respect to any Acquisition Alternative.

Section 7.4 Tax Matters.

(a) Transfer Taxes. The liability for Transfer Taxes imposed in connection with the transactions contemplated by this Agreement and the Asset Purchase Agreement shall be borne one-half by Parent and one-half by Seller; provided, that (1) any Transfer Taxes attributable to the Restructuring shall be borne solely by SunGard Data (except to the extent such Transfer Taxes are Excess Costs for which Parent is responsible pursuant to Exhibit C) and (2) any Transfer Taxes imposed in connection with the sale of the SMS Business pursuant to the Asset Purchase Agreement shall be borne solely by the Parent and the Purchaser Company (except to the extent such Transfer Taxes result from transactions that otherwise are required to occur pursuant to the Restructuring unless such Transfer Taxes are Excess Costs for which Parent is responsible pursuant to Exhibit C). Seller and Parent shall cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any Transfer Taxes and shall each use their reasonable best efforts to minimize the incurrence of Transfer Taxes in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) Tax Returns and Payment of Taxes.

(i) To the extent permitted under applicable Tax Law, SunGard Capital shall include the Company Entities, or cause the Company Entities to be included, in (x) the consolidated U.S. federal income Tax Returns of SunGard Capital for all Pre-Closing Tax

Periods, and (y) to the extent consistent with past practice, consolidated, affiliated, combined, or unitary Tax Returns for state and local income Taxes required to be filed by SunGard Capital or any of its Subsidiaries for all Pre-Closing Tax Periods (all such Tax Returns in (x) and (y), the “SunGard Consolidated Tax Returns”).

(ii) SunGard Capital shall prepare and file, or cause to be prepared and filed (x) all SunGard Consolidated Tax Returns, and (y) all other income or franchise or similar Tax Returns required to be filed after the date hereof by or with respect to the Company Entities or the Business for any Pre-Closing Tax Period (all such Tax Returns in (x) and (y), the “Pre-Closing Tax Returns”), and the Seller shall pay, or cause to be paid in full, all Taxes with respect to such Pre-Closing Tax Returns to the applicable taxing authority. SunGard Capital shall prepare such Tax Returns in a manner consistent with past practice, except as required by applicable Law. All Pre-Closing Tax Returns shall be prepared in a manner consistent with the terms of the Asset Purchase Agreement and this Agreement (including the Merger Consideration and the Purchase Price (as defined in the Asset Purchase Agreement)), the IRS Ruling and the Company Stock Basis determined pursuant to Section 7.4(e)(i) (the “Transaction Filing Positions”). Seller shall provide each Pre-Closing Tax Return that relates to the Company Entities or the Business and, to the extent relevant to the Company, the relevant portion of each pro forma SunGard Consolidated Tax Return for the Company Entities to Parent for Parent’s review and comment no later than thirty (30) days prior to the due date for filing each such Pre-Closing Tax Return (including extensions validly obtained). Seller shall make such revisions to such Pre-Closing Tax Returns that relate to the Company Entities or the Business and the relevant portion of each SunGard Consolidated Tax Return as are reasonably requested by Parent no later than fifteen (15) days after receipt of the applicable Tax Return (or relevant portion of a Tax Return), to the extent such revisions are required to file consistently with the Transaction Filing Positions. Parent shall file, or shall cause the relevant Company Entity to file, any Tax Return prepared by Seller that Seller may not file and that Parent, or such Company Entity, is required to or authorized to file. Neither SunGard Capital nor any of its Affiliates shall file any amended Pre-Closing Tax Returns that takes a position inconsistent with the Transaction Filing Positions without the consent of Parent.

(iii) Parent shall prepare or cause to be prepared and file or cause to be filed any income Tax Returns with respect to the Company Entities or the Business for any Straddle Period. Each such Tax Return shall be prepared consistent with past practice of the Company Entities, unless such practice is not consistent with applicable Law. Seller shall pay to Parent at least five days prior to the due date for such Tax Return (taking into account extensions validly obtained), an amount equal to the portion of the Taxes shown as due on such Tax Return that relates to the portion of such Straddle Period ending on (and including) the Closing Date after taking into account any payments of estimated Taxes previously paid for such portion. Parent shall (x) provide each such Tax Return to Seller no later than thirty (30) days prior to the due date for filing such Tax Return (including extensions validly obtained), (y) permit Seller to review and comment on each such Tax Return and (z) with respect to any items on any such Tax Return that may affect Seller’s liability pursuant to Section 7.4, make such revisions to such Tax Return as are reasonably requested by Seller, to the extent such revisions are consistent with past practice and in accordance with applicable Law; provided, however, in the event that Parent and Seller are unable to resolve any dispute regarding any such requested revisions within fifteen (15) days following delivery of such Tax Return to Seller, Parent and Seller shall resolve such dispute by jointly requesting that a mutually acceptable accounting firm resolve such dispute before the due date of such Tax Return (including extensions validly obtained). The scope of such accounting firm’s resolution shall be limited to the disputed item or items. If the due date for any disputed Tax Return (including extensions validly obtained) is prior to the resolution of such dispute pursuant to this Section 7.4(b)(iii), Parent shall be entitled to file such Tax Return prior to the resolution and shall amend the Tax Return as necessary to reflect the decision of the accounting firm pursuant to this Section 7.4(b)(iii). Each of Seller and Parent shall pay one half of the accounting firm’s fees and expenses related to such resolution.

(iv) Subject to Section 7.4(b)(v), the amount of Taxes allocable to the portion of the Straddle Period ending on (and including) the Closing Date shall (x) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), be deemed to be the amount of such Tax for the entire Taxable Period multiplied by a fraction the numerator of which is the number of days in the Taxable Period ending on and including the Closing Date and the denominator of which is the number of days in the entire Taxable Period, and (y) in the case of any Tax not described in clause (x) above (such as Taxes based upon or related to income or receipts) be deemed to be equal to the amount which would be payable if the relevant Taxable Period ended on and included the Closing Date.

(v) For the avoidance of doubt, the Parties agree that any Taxes imposed in connection with the Restructuring or the sale of the SMS Business pursuant to the Asset Purchase Agreement shall be treated as occurring in a Pre-Closing Tax Period or the portion of a Straddle Period ending on and including the Closing Date and, subject to Section 7.4(d), Seller shall be responsible for the payment of such Taxes. Any gain or loss recognized in connection with the Restructuring or the sale of the SMS Business pursuant to the Asset Purchase Agreement shall be included in the consolidated U.S. federal income Tax Return of SunGard Capital and any consolidated, affiliated, combined, or unitary Tax Returns for state and local income Taxes required to be filed by SunGard Capital or any of its Subsidiaries.

(vi) Except as required by law, neither Parent nor any Company Entity shall, without the prior written consent of Seller, amend, refile or otherwise modify, or cause or permit an Affiliate to amend, refile or otherwise modify, any Tax election of Tax Return or Tax item that would be reflected on a Tax Return with respect to any taxable period (or portion thereof) ending on or before the Closing Date.

(vii) Seller, Parent and the Company Entities agree that if any Company Entity is permitted but not required under applicable U.S. federal, state, or local or foreign income Tax Laws to treat the Closing Date as the last day of a Taxable Period, then Seller, Parent and the Company Entities shall treat such day as the last day of a Taxable Period under such applicable Tax Law.

(viii) The Parties shall cooperate with each other in the filing of any Tax Returns and the conduct of any audit or other proceeding. They each shall make available such documents as are reasonably necessary to carry out the intent of this Section 7.4. Notwithstanding anything to the contrary in this Agreement, each Party shall retain each Tax Return, schedule and work paper and all material records or other documents that are in its possession immediately following the Closing, or created by or on behalf of it thereafter, relating to Tax matters of the Company Entities or that are otherwise the subject of this Section 7.4, for the taxable period of each relevant jurisdiction first ending after the Closing Date and for all prior taxable periods until the later of (x) the expiration of the statute of limitations of the taxable period to which such Tax Return or other documents relate, without regard to extensions except to the extent notified by the other Party in writing, or (y) six years following the due date (without extensions) for such Tax Return.

(c) Tax Controversies. Each Party shall promptly notify the other Party in writing (a “Notification”) after receipt of notice of any pending or threatened audits, assessments or proceedings with respect to Taxes for which the other Party (or any of its Affiliates) is liable under this Section 7.4 (a “Tax Claim”). Failure to give such Notification shall not relieve the indemnifying party from liability under Section 7.4, except if and to the extent that the indemnifying party is materially prejudiced thereby. Seller shall control the conduct, through counsel of its own choosing at its own expense, of any Tax Claim relating to a Pre-Closing Tax Period of any Company Entity and any Tax Claim involving the consolidated U.S. federal income Tax Return of SunGard Capital (and any combined, unitary or consolidated state Tax Return of SunGard Capital); provided that Parent shall be entitled to participate, at Parent’s expense, in any such Tax Claim for which Parent may be liable under Section 7.4 or that may affect the Taxes of Parent or any Company Entity in any Post-Closing Tax Period or the portion of a Straddle Period beginning after the Closing Date. Seller (and its Affiliates) shall not settle, compromise and/or concede any such Tax Claim without the consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that, so long as Parent has caused to be delivered to SunGard Capital an opinion of nationally recognized counsel mutually agreeable to the Parties that there is a reasonable basis for Parent’s positions, Parent shall be entitled, through counsel of its own choosing at its own expense, to jointly control with Seller the conduct of the portion of any such Tax Claim that relates to issues that could give rise to an indemnification obligation under Section 7.4(d)(ii)(C) or Section 7.4(d)(ii)(D), and Seller shall not settle such portion of such Tax Claim without the consent of Parent. In the case of a Tax Claim that relates to Taxes for a Straddle Period of any Company Entity or for which Parent is otherwise liable under this Section 7.4, Parent shall, at its own expense, control the conduct of such Tax Claim; provided that Seller and Parent shall jointly control any such Tax Claim in respect of a Straddle Period if Seller has more or substantially the same reasonably expected liability under Section 7.4, and Seller shall be entitled to participate, at Seller’s expense, in any other Tax Claim in respect of a Straddle Period; provided further that Parent shall not settle any such Tax Claim in respect of a Straddle Period without the consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned. The provisions of Section 10.3(a) shall not apply to Tax Claims governed by this Section 7.4(c).

(d) Indemnification for Taxes.

(i) From and after the Closing Date, and except to the extent that Parent is liable therefor pursuant to the Asset Purchase Agreement or Section 7.4(d)(ii), the SunGard Entities, on a joint and several basis, shall be liable for and pay, and shall indemnify, defend and hold harmless the Datatel Indemnified Parties from and against:

(A)	any and all Taxes of the Company Entities for (A) any Pre-Closing Tax Period, and (B) with respect to any Straddle Period, the portion thereof ending on and including the Closing Date (as determined under Section 7.4(b)(iv) and (v)) (including any Taxes resulting from the sale of the SMS Business pursuant to the Asset Purchase Agreement);

(B)	any and all Taxes of any Person imposed under Treasury Regulation Section 1.1502-6 or under any comparable or similar provision of state, local or foreign Tax Law on a Company Entity as a result of such Company Entity being a member of a consolidated, combined, affiliated or unitary group on or prior to the Closing Date, or as a transferee or successor, or pursuant to any law, rule or regulation relating to an event or transaction prior to the Closing or pursuant to a Tax sharing or indemnity agreement, or similar arrangement (other than agreements or arrangements entered into in the ordinary course of business as arm’s-length commercial agreements or arrangements that do not relate primarily to Taxes, such as loan or leasing agreements) entered into by a Company Entity prior to the Closing;

(C)	any and all Taxes of the Company Entities or Parent resulting from any breach by Seller of the covenant contained in Section 7.1(b)(xiii) of this Agreement;

(D)	any and all Taxes of the Company Entities or Parent for any Pre-Closing Tax Period or the portion of a Straddle Period ending on and including the Closing Date resulting from a breach by the SunGard Entities or the Company of the representations and warranties contained in Section 5.9;

(E)	any Transfer Taxes and Taxes in respect of the Restructuring for which Seller is liable pursuant to Section 7.4(a); and

(F)	any reasonable out-of-pocket costs and expenses related to the items in (A) through (E) above.

(ii) Parent, the Purchaser Company and the Company, on a joint and several basis, shall be liable for and pay, and shall indemnify, defend and hold harmless the SunGard Indemnified Parties from and against:

(A)	any and all Taxes of the Company Entities for (A) any Post-Closing Tax Period, and (B) with respect to any Straddle Period,

the portion thereof beginning after the Closing Date (as determined under Section 7.4(b)(iv));

(B)	any and all Taxes of the Company Entities for (A) any Pre-Closing Tax Period or (B) with respect to any Straddle Period, the portion thereof ending on or before the Closing Date (as determined under Section 7.4(b)(iv)) in each case resulting from Tax elections made by Parent or any Company Entity or any of their Affiliates after the Closing or any actions on the Closing Date after the Closing, in each case not made in the ordinary course of business of the Company Entities or other than as explicitly contemplated by this Agreement or the Asset Purchase Agreement;

(C)	the excess of (1) the amount of any and all U.S. federal income Taxes payable by the SunGard Capital consolidated group for the taxable year which includes the Closing Date or any other Taxable Period as a result of the transactions contemplated by the Asset Purchase Agreement and this Agreement, including the sale and purchase of the SMS Business and the Merger (including any such U.S. federal income Taxes payable in any Taxable Period as a result of losses, deductions, credits or carryovers of losses or credits (“Tax Benefit Items”) having been used to offset income or gain, or to reduce Taxes of the SunGard Capital consolidated group resulting, from such transactions) over (2) the amount of U.S. federal income Taxes that would have been payable by the SunGard Capital consolidated group for the taxable year which includes the Closing Date or such other Taxable Period if there had been no Asset Purchase Agreement and the Company Common Stock had been transferred pursuant to the Merger for $1,775,000,000, as adjusted pursuant to Section 2.2 (with such adjustment determined as if the Asset Purchase Agreement had terminated pursuant to Section 9.1(b) thereof) (including any such U.S. federal income Taxes payable in any Taxable Period as a result of any Tax Benefit Item having been used to offset income or gain, or to reduce Taxes of the SunGard Capital consolidated group resulting, from such transfer); provided that Taxes payable as the result of receiving an indemnity payment pursuant to this Agreement (including amounts payable to gross up for Taxes on receipt of an indemnity payment) shall not be taken into account in determining the amount indemnifiable pursuant to this Section 7.4(d)(ii)(C);

(D)

the excess of (1) the amount of any and all foreign or U.S. state or local income, franchise or similar Taxes (based in whole or in part on net income) payable by any Company Entity, SunGard Capital or any Subsidiary of SunGard Capital for the taxable year which includes the Closing Date or any other Taxable Period as a result of the transactions contemplated by the Asset Purchase Agreement and this Agreement, including the sale and purchase of the SMS Business and the Merger (including any such Taxes payable in any Taxable Period as a result of any Tax Benefit Item having been used to offset income or gain, or to reduce Taxes of any Company Entity, SunGard Capital or any Subsidiary of SunGard Capital resulting, from such transactions) over (2) the amount of any such foreign or U.S. state or local income, franchise or similar Taxes (based in whole or in part on net income) determined to be payable by any Company Entity, SunGard Capital or any Subsidiary of SunGard Capital for any Taxable Period by reporting such transactions for such Tax purposes in a manner consistent with the terms of the Asset Purchase Agreement (including the sale of the SMS Business), this Agreement (including the Merger) and, to the extent relevant, the IRS Ruling (including any such Taxes payable in any Taxable Period as a result of any Tax Benefit Item having been used to offset income or gain, or to reduce Taxes of any Company Entity, SunGard Capital or any Subsidiary of SunGard Capital resulting, from such transactions); provided that Taxes payable as the result of receiving an indemnity payment pursuant to this Agreement (including amounts payable to gross up for Taxes on receipt of an indemnity payment) shall not be taken into account in determining the amount indemnifiable pursuant to this Section 7.4(d)(ii)(D);

(E)	any Transfer Taxes for which Parent or the Purchaser Company is liable pursuant to Section 7.4(a); and

(F)	any reasonable out of pocket costs and expenses related to the items in (A) through (E) above.

(iii) Payment by the indemnifying Party of any amount under this Section 7.4(d) shall be made no later than the later of ten (10) days after written notice by the indemnified Party, which notice shall provide in reasonable detail the amount due to the relevant taxing authority and an explanation therefor, and three (3) days before payment is due to the relevant taxing authority; provided that in the case of a Tax that is contested in accordance with Section 7.4(c), payment of the Tax to the appropriate taxing authority will be considered due no earlier than the date of a determination, within the meaning of Section 1313 of the Code (or any comparable provision of state, local or foreign law), to such effect or such other final, binding settlement with a taxing authority.

(iv) In the event the Asset Purchase Agreement has terminated, Parent and the Company shall have no obligation to indemnify the SunGard Indemnified Parties pursuant to Section 7.4(d)(ii)(C) or Section 7.4(d)(ii)(D), and such Sections shall have no effect. For the avoidance of doubt, the applicability of Section 7.4(d)(ii)(C) and Section 7.4(d)(ii)(D) shall not be limited by reason of the receipt of the IRS Ruling.

(v) Notwithstanding anything to the contrary in this Agreement, this Section 7.4 shall be the sole provision governing indemnification for Taxes under this Agreement.

(e) Basis Determination; Certain Indemnity Issues.

(i) The SunGard Entities shall use their reasonable best efforts to cooperate with the Datatel Entities to permit the Datatel Entities to review and make an independent determination of SunGard Data’s basis in the Company Common Stock (the “Company Stock Basis”). Within ten (10) Business Days after the date hereof, the SunGard Entities shall make available to the Datatel Entities a calculation of the Company Stock Basis along with reasonable supporting detail, as well as any books, records and studies related to the Company Stock Basis that may be useful to the basis determination by the Datatel Entities. The SunGard Entities shall also make available, on a reasonable basis and with reasonable notice, employees and Representatives to provide information and explanations of such materials. The SunGard Entities shall provide updated information related to the Company Stock Basis from time to time as reasonably requested by the Datatel Entities and shall provide the Datatel Entities with an updated calculation of the Company Stock Basis along with a reasonably detailed calculation thereof between twenty five (25) Business Days and fifteen (15) Business Days prior to the date that is reasonably expected to be the Closing Date. Prior to filing any Tax Return for which the Company Stock Basis is relevant (other than in respect of Taxes paid on an estimated basis within thirty (30) days of the Closing Date), the SunGard Entities shall provide the Datatel Entities with their calculation of the Company Stock Basis as of the Closing Date. If the Datatel Entities do not agree with the Company Stock Basis provided by the SunGard Entities, the parties shall attempt to resolve such disagreement within thirty (30) days after the Datatel Entities are provided with the Company Stock Basis calculation. If they are unable to do so, the Independent Accountant shall make a determination of the Company Stock Basis within thirty (30) days of a request by one of the Parties, and the Independent Accountant (or such other mutually acceptable tax advisor) shall provide to SunGard Data a letter in support of filing applicable Tax Returns using the Company Stock Basis so determined. The Company Stock Basis as agreed between the parties or as determined by the Independent Accountant shall be used in the preparation of the Tax Returns of the SunGard Entities as provided in Section 7.4(b). All reasonable and documented out-of-pocket expenses of the determination described in this Section 7.4(e)(i), including the fees of Representatives, service providers and the Independent Accountant, shall be paid by Parent. For the avoidance of doubt, the determination of the Company Stock Basis hereunder shall not relieve Parent, Purchaser Company and the Company from their obligations under Sections 7.4(d)(ii)(C) and/ or (D).

(ii) If, after the Closing Date, Seller determines that Parent, Purchaser Company and the Company have an indemnifiable obligation under Section 7.4(d)(ii)(C) and/or (D), Seller shall promptly notify Parent and provide Parent with copies of its calculation of the amount to be indemnified under Section 7.4(d)(ii)(C) or (D) (which shall include the component calculations in clauses (1) and (2) of such Sections), together with any documentation or supporting information reasonably requested by Parent to enable it to verify the accuracy of such calculations. Seller and Parent shall attempt in good faith to resolve any disputes with respect to such calculations, and any such resolution shall be final and binding on the Parties. In the event that Seller and Parent are unable to reach agreement on such calculations after a period of sixty (60) days, then any items remaining in dispute shall be submitted for resolution to the Independent Accountant, which shall issue its determination within sixty (60) days after submission, and such determination shall be final and binding as to the Parties absent manifest error. Seller and Parent shall provide such accounting firm with any documentation or supporting information as may be reasonably requested in order to allow such accounting firm to make its determination. The fees and expenses of such accounting firm shall be borne by Parent. Notwithstanding the foregoing, nothing in this Section 7.4(e) shall limit the rights of any Party under Section 7.4(c).

(f) Refunds. Except as provided in Section 7.4(g), any refund of Taxes that were imposed on any Company Entity for any taxable period (or portion thereof) or otherwise and for which the SunGard Entities are liable under Section 7.4(d)(i) shall be the property of SunGard Data and, if received by any Company Entity or any Datatel Entity (including by way of credit offset or allowance against Taxes otherwise payable), an amount equal to such refund (net of any Taxes thereon) shall be paid to Seller promptly upon the date of its receipt or realization. Any refunds of Taxes with respect to a Straddle Period shall be equitably apportioned between SunGard Data and Parent in accordance with their respective indemnification obligations under Section 7.4(d). At SunGard Data’s request, Parent shall file, or shall cause the relevant Company Entity to file, any amended Tax Returns or other claims for a refund of Taxes to which SunGard Data is entitled under this Section 7.4(f); provided that neither Parent nor any Company Entity shall be required to file any amended Tax Return or other claim for a refund if doing so would increase the Tax liability of any Datatel Entity or Company Entity in any Post-Closing Tax Period.

(g) Carrybacks. To the extent permitted by Law, the Datatel Parties and the Company shall not, or shall make an election not to, carry back losses, credits and similar items of the Company or any Company Subsidiary from any Straddle Period or Post-Closing Tax Period to a Pre-Closing Tax Period. With respect to any item for which an election not to carry back cannot be made, any refund actually received by a SunGard Entity (net of any cost, Tax or other reasonable expense incurred or paid by the SunGard Entities in connection with obtaining or receiving such refund) that is attributable to the carryback of such item shall be the property of, and shall be paid over promptly to the Datatel Parties

(h) IRS Ruling Request. The Parties shall use their reasonable best efforts to seek the IRS Ruling as promptly as practicable; provided that the Datatel Entities and their Representatives shall have the primary responsibility for preparing IRS Submissions (as defined below), subject to the SunGard Entities’ right to review and comment thereon. The SunGard Entities and the Datatel Entities shall, and shall cause their respective Affiliates, officers, agents, representatives and employees to reasonably cooperate with each other in connection with the preparation and filing of the request for the IRS Ruling (the “IRS Submissions”), including (i) providing each other reasonable access to information and Persons of the SunGard Entities and the Datatel Entities and their respective Affiliates necessary to effectively prepare and file any IRS Submissions, (ii) executing powers of attorney such that the Datatel Entities, the SunGard Entities and their Representatives can communicate with the IRS in respect of the IRS Submissions, (iii) providing the IRS such information and representations as the IRS shall request from the SunGard Entities or the Datatel Entities directly, (iv) as required, executing and delivering any IRS Submissions and (v) jointly communicating with the IRS with respect to the matters addressed in the IRS Ruling; provided that neither any SunGard Entity nor any Company Entity shall be required to provide any access to information to the Datatel Entities or any information to the IRS if, in the good faith determination of SunGard Data, it would have a materially adverse effect on any SunGard Entity or any Company Entity. The Datatel Entities shall provide SunGard Capital with a draft of the IRS Submissions (excluding any information that is to be provided by any SunGard Entity or any Company Entity) promptly after the date of this Agreement for SunGard Capital’s review and comment. SunGard Capital shall provide any such comments no later than seven (7) days after receipt of the draft of the IRS Submissions, and the Parties shall use their reasonable best efforts to cause the IRS Submissions to be filed no later than five (5) Business Days after SunGard Capital’s comments, if any, have been provided. Notwithstanding the foregoing, SunGard Capital may redact from any IRS Submissions any information about any SunGard Entity or the Company that SunGard Capital determines, in its reasonable discretion, not to be publicly available information (including any legal analysis or conclusion) that is not pertinent to the transactions contemplated by this Agreement or the Asset Purchase Agreement. All reasonable costs and expenses incurred in respect of the IRS Submissions shall be borne by the Datatel Entities, and Parent shall reimburse the SunGard Entities for any reasonable and documented out-of-pocket costs and expenses, including reasonable attorneys’ and other advisors’ fees, incurred by or on behalf of a SunGard Entity in connection with the IRS Submissions. To the extent practicable, each of the SunGard Entities and the Datatel Entities and their respective Representatives shall not engage in any significant ex parte communication with the IRS in connection with the IRS Submissions. The SunGard Entities shall inform the IRS personnel handling the SunGard Entities’ spin-off ruling request about the IRS Submissions; provided that the Datatel Entities may participate in any communication so informing the IRS.

(i) No Section 338 Election. Parent is not eligible to make any election under Section 338(g) or Section 338(h)(10) in connection with the Merger in respect of any Company Entity, and the Parties agree that no such election shall be made in connection with the Merger.

(j) Tax Sharing Agreements. All Tax sharing agreements or similar agreements between any SunGard Entity and any Company Entity shall be terminated prior to the Closing and no further payments shall be made thereunder.

Section 7.5 Employee Matters.

(a) As of the Closing, except as otherwise contemplated by Section 7.5 of the Asset Purchase Agreement or Exhibit C, the Business Employees shall cease to be employees of the SunGard Entities or any of their respective Subsidiaries (other than the Company Entities), as applicable, and shall become or continue to be employees of the Company or its Subsidiaries, as applicable, without any interruption in employment, and the Company or its Subsidiaries shall be the sole employer of the Business Employees at the Closing. At the Closing, the Company Entities shall not employ any individuals other than the Business Employees. The Business Employees (including Business Employees covered by the Collective Bargaining Agreement, defined below) shall be entitled to all compensation or benefits accrued and payable under each SunGard Benefit Plan other than a Company Benefit Plan (excluding any SunGard Benefit Plan providing severance or termination pay) immediately prior to the Closing, which shall be paid by the SunGard Entities in accordance with the terms and conditions of such SunGard Benefit Plans. Only to the extent Business Employees are covered by the collective bargaining agreement between the Company and Local 1723/TUCA Chapter, Council 47, American Federation of State, County and Municipal Employees, AFL-CIO, effective July 1, 2010 through June 30, 2013 (the “Collective Bargaining Agreement”), the Datatel Entities agree that, effective at the Closing, the Company shall assume and be bound by the Collective Bargaining Agreement with respect to the applicable Business Employees and shall provide employee benefits to the covered Business Employees in accordance with the terms of the Collective Bargaining Agreement or, to the extent necessary and permissible under the Collective Bargaining Agreement, shall provide substantially equivalent benefits.

(b) (i) None of the Company Entities shall establish, maintain or assume any benefit plan as of the Closing, and (ii) none of the Company Entities shall assume or be deemed to assume any Liabilities or obligations related to or with respect to any SunGard Benefit Plan as of the Closing.

(c) Subject to Section 7.5(c) of the Company Disclosure Schedules, for a period of at least one year following the Closing, the Datatel Entities shall provide, or cause their Subsidiaries or the Company to provide, to Business Employees, other than Business Employees covered by the Collective Bargaining Agreement, bonus and commission opportunity, base wages and salaries and employee benefits and fringe benefits under plans, programs and arrangements (other than equity-based plans) that are at least as favorable as the bonus and commission opportunities, base wages and salaries and employee benefits and fringe benefits provided by Datatel, Inc. to similarly situated employees of Datatel, Inc. For greater certainty, neither the Datatel Entities nor the Company or any of their respective Subsidiaries shall be under any obligation to retain any Company Benefit Plan or Datatel Benefit Plan following the Closing, other than as required by applicable Law.

(d) To the extent that service is relevant for purposes of eligibility or vesting (other than benefit accrual under a defined benefit plan and vesting pursuant to equity incentive plans) under any Datatel Benefit Plan or any other employee benefit or fringe benefit plan, program or arrangement established or maintained by the Datatel Entities or the Company Entities after the Closing for the benefit of Business Employees, such plan, program or arrangement shall credit Business Employees for service on or prior to the Closing with the SunGard Entities or their Subsidiaries, as the case may be, to the same extent credited for such purposes under the comparable plan, program or arrangement immediately prior to the Closing. For greater certainty, no service by a Business Employee need be recognized to the extent that such recognition would result in any duplication of benefits, or to the extent that such service was not recognized under the corresponding SunGard Benefit Plan, and no such service need be recognized for benefit accrual purposes in any Datatel Benefit Plan that constitutes a defined benefit pension plan in which such Business Employees may be eligible to participate after the Closing. Following the Closing, the Datatel Entities shall cause each “employee welfare plan” (as defined in Section 3(1) of ERISA) covering Business Employees (i) to reduce each such eligible employee’s (and his or her eligible dependents) annual deductible limits under such plans for the plan year in which the Closing occurs to the extent deductible expenses were incurred and recognized for comparable purposes under the comparable SunGard Benefit Plan immediately prior to the Closing, and (ii) to the extent waived under the SunGard Benefit Plans, to waive any pre-existing condition limitations or exclusions that do not apply to such employees immediately prior to the Closing. Nothing in this Section 7.5(d) shall obligate the Datatel Entities or any of their Subsidiaries to provide any benefit under any Datatel Benefit Plan that is a welfare benefit plan that it did not provide under such plan as of the Closing Date.

(e) On the Closing Date, and from time to time prior to the Closing upon the reasonable request of Datatel, the SunGard Entities shall deliver to the Datatel Entities an updated list setting forth the Employee Census Information as of such time. In addition, on or prior to the Closing Date, the SunGard Entities shall deliver to the Datatel Entities information relating to the expenses incurred by the Business Employees that count against annual deductible limits and co-payments limits of the “employee welfare plans” covering Business Employees.

(f) SunGard Capital shall, and shall cause SunGard Capital II to, take all actions necessary so that, effective as of the Closing (or effective as of the Asset Closing in the case of a SMS Employee (as defined in the Asset Purchase Agreement)), each SunGard Capital Option and each SunGard Capital RSU held by a Business Employee shall (i) in the case of a SunGard Capital Option, be exercisable during the post-termination exercise period applicable to such SunGard Capital Option, at the election of the Business Employee holding such SunGard Capital Option, by a “net exercise” method whereby the aggregate exercise price for the shares being acquired upon such exercise, and, if permitted by applicable Law, all required tax withholdings due upon such exercise, will be satisfied by SunGard Capital or SunGard Capital II, as applicable, withholding from the shares for which the SunGard Capital Option is being exercised that number of shares having an aggregate fair market value equal to such exercise price and, if permitted by applicable Law, the required tax withholding liability (in which event, SunGard Capital or SunGard Capital, as applicable, shall pay such tax withholding to the applicable tax authorities on behalf of such Business Employee) and (ii) with respect to each SunGard Capital RSU, if so elected by the Business Employee holding such SunGard Capital RSU and if permitted by applicable Law, all required tax withholdings due upon the vesting of such SunGard Capital RSU will be satisfied by SunGard Capital or SunGard Capital, as applicable, withholding from the shares that would otherwise be delivered in settlement of such SunGard Capital RSU that number of shares having an aggregate fair market value equal to the required tax withholding liability (in which event, SunGard Capital or SunGard Capital, as applicable, shall pay such tax withholding to the applicable tax authorities on behalf of such Business Employee).

(g) As of immediately prior to the Applicable Closing, no Business Employee shall be seconded to any of the SunGard Entities or any of their respective Subsidiaries, except, if the Restructuring has not yet been completed, as expressly contemplated by Exhibit C.

(h) The Datatel Entities, the SunGard Entities and the Company acknowledge and agree that provisions contained in this Section 7.5 with respect to Business Employees are included for the sole benefit of the Datatel Entities, the SunGard Entities and the Company, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any Business Employees, any current or former participant in any SunGard Benefit Plan or Company Benefit Plan, or, in each case, any dependent or beneficiary thereof, or (ii) to continued employment with the Datatel Entities, the SunGard Entities and the Company, or any of their respective Subsidiaries or Affiliates.

Section 7.6 Competition Law Approvals.

(a) Each of the Parties will give any notices to, make any filings with, and use its reasonable best efforts to promptly obtain any required authorizations, consents and approvals of Governmental Antitrust Entities or the expiration of any applicable waiting periods under Competition Laws, including the HSR Act, in connection with the transactions contemplated by this Agreement and the Asset Purchase Agreement. Without limiting the generality of the foregoing, each of the Parties will, or will cause their “Ultimate Parent Entities” (as defined in the HSR Act) to, (i) file any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission (“FTC”) and the Antitrust Division of the DOJ under the HSR Act, within ten (10) days from the date of this Agreement, and any other notifications under any Competition Law that may be necessary or advisable as soon after the date of this Agreement as is reasonably practicable, (ii) request early termination of the applicable waiting period under the HSR Act, (iii) use reasonable best efforts to make any further filings that may be necessary, proper or advisable in connection with any such notification, (iv) promptly notify the other Parties of any communication relating to any Competition Law, including the HSR Act, to or from any Governmental Antitrust Entity (v) provide a certification as to substantial compliance with any Request for Additional Information or Documentary Material received from the FTC or DOJ pursuant to the HSR Act or similar requirement within 75 days of receipt, (vi) not withdraw any Notification and Report Form filed pursuant to the HSR Act, or agree to extend any waiting period pursuant to the HSR Act (or any other applicable Competition Law) (including by an agreement not to close the Transactions before a specified date or without prior notice to a Governmental Antitrust Entity) beyond January 4, 2012 without the prior written consent of the other Parties, and (vii) use its reasonable best efforts (including in connection with any litigation) to successfully resolve any investigation, inquiry, action or other administrative or judicial proceeding (a “Proceeding”) under or relating to any Competition Law commenced by either the FTC, the DOJ, any state attorney general or any foreign Governmental Antitrust Entity so as to permit the prompt consummation of the transactions contemplated by this Agreement, including contesting and defending against any attempt to preliminarily or permanently enjoin, restrain, rescind or block the transactions contemplated by this Agreement, or any attempt to declare the transactions contemplated by this Agreement to be unlawful, and seeking to lift or reverse on appeal any such order, injunction or judgment which may be entered, unless the Parties mutually agree not to contest or appeal any such motion, application or Proceeding.

(b) Each of the Parties will cooperate with each other and their respective representatives in connection with the filings and other submissions required by Section 7.6(a) and in connection with resolving any Proceeding under or relating to any Competition Law (including the HSR Act), including any inquiry concerning the transactions contemplated hereby commenced by either the FTC or the DOJ or any state attorney general. The Parties and their respective representatives shall consult with one another and consider in good faith the views of each Party as to the appropriate strategy for resolving any such Proceeding under or relating to any Competition Law.

(c) Each Party will consult and cooperate with the other Parties, and will consider in good faith the views of each Party, in connection with any analysis, appearance, communication, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Proceeding under or relating to any Competition Law, including the HSR Act. In addition, except as may be prohibited by any Governmental Antitrust Entity or by any Law, each Party and its respective representatives shall permit the other Parties and their respective representatives to be present at each meeting or conference relating to any Proceeding under or relating to any Competition Law (unless otherwise agreed between the Parties), including the HSR Act, and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any third party or Governmental Antitrust Entity in connection with any such Proceeding.

(d) In furtherance of Section 7.6(a), the Datatel Entities shall (i) upon request of a Governmental Antitrust Entity, agree to sell, divest, license or otherwise dispose of any asset(s), Subsidiar(ies), business(es) and/or product line(s) of the Company and its Subsidiaries (after giving effect to the Restructuring) that, in the aggregate, generated revenue during 2010 (as such revenue is reflected in the Company’s SAP and Siebel systems) of up to (but not more than) one percent (1%) of the Applicable Base Merger Consideration (assuming with respect to such definition, solely for this purpose, that clause (b) of such definition applies) and/or (ii) if a Governmental Antitrust Entity has threatened to sue to enjoin the Transactions following certification of substantial compliance with any Request for Additional Information or Documentary Material received from the FTC or DOJ pursuant to the HSR Act, offer to sell, divest, license or otherwise dispose of any asset(s), Subsidiary(ies), business(es) and/or product line(s) of the Company and its Subsidiaries (after giving effect to the Restructuring) that, in the aggregate, generated revenue during 2010 (as such revenue is reflected in the Company’s SAP and Siebel systems) of up to (but not more than) one percent (1%) of the Applicable Base Merger Consideration (assuming with respect to such definition, solely for this purpose, that clause (b) of such definition applies), and in each case consummate such an agreement if accepted by such Governmental Antitrust Entity. If an offer pursuant to clause (i) or clause (ii) of this Section 7.6(d) is not initially accepted by the Governmental Antitrust Entity, the Datatel Entities agree that they shall (x) at the request of the Governmental Antitrust Entity or SunGard Data at any time thereafter, re-extend such offer or (y) propose or accept, as applicable, any other offer to sell, divest, license or dispose of any asset(s), Subsidiar(ies), business(es) and/or product line(s) of the Company and its Subsidiaries (after giving effect to the Restructuring) that, in the aggregate, generated revenue during 2010 (as such revenue is reflected in the Company’s SAP and Siebel systems) of up to (but not more than) one percent (1%) of the Applicable Base Merger Consideration (assuming with respect to such definition, solely for this purpose, that clause (b) of such definition applies) if requested by the Governmental Antitrust Entity and such a request is made at any time prior to the termination of this Agreement.

(e) Notwithstanding anything to the contrary contained in this Agreement other than as expressly set forth in Section 7.6(d), the Datatel Entities and their Affiliates shall not have any obligation under this Agreement to agree to and, without the prior written consent of the Datatel Entities, no SunGard Entity or Company Entity will agree to: (i) the sale, divestiture, license or other disposition of any of such Person’s or any of such Person’s Affiliates’ assets or categories of assets, Subsidiaries or equity or businesses and/or product lines (whether existing or prospective), or (ii) limitations or restrictions of any kind (other than limitations or restrictions that are de minimis to the Surviving Corporation and its Affiliates) on such Person’s or any of such Person’s Affiliates’ existing or future respective activities, operations or businesses, including their or their respective Affiliates’ payment of any consideration to any business counterparty or entry into or modification of existing Contracts, licenses, joint ventures or other business or governance relationships relating to any of their or their Affiliates’ businesses, assets, product lines, property, intellectual property or services. As used in this Section 7.6(e), limitations or restrictions that are “de minimis” to the Surviving Corporation and its Affiliates shall include limitations or restrictions on activities, operations or businesses that would constitute a violation of the Sherman Act of 1890, as amended.

(f) Subject to Section 9.4(f), each Party acknowledges and agrees that the obligations of each Party with respect to authorizations, consents and approvals of Governmental Antitrust Entities and the expiration of any applicable waiting periods under Competition Laws, including the HSR Act, are only as set forth in this Section 7.6 and no other provision in this Agreement or any of the Ancillary Agreements shall be deemed to modify, expand or contract such obligations.

Section 7.7 Termination of Affiliate Arrangements; Intercompany Balances.

(a) Other than this Agreement, the Ancillary Agreements, Contracts entered into in the Ordinary Course of Business on an arm’s length basis with portfolio companies of the SunGard Capital Stockholders (or of their Affiliates) and the Contracts identified on Section 7.7 of the SunGard Disclosure Schedules, each of the SunGard Entities shall, and shall cause its Subsidiaries (other than the Company Entities) and the SunGard Capital Stockholders and their respective Affiliates to, take such actions as may be necessary to terminate prior to or concurrently with the Closing all Contracts and other instruments, arrangements, relationships and understandings between the Company and its Subsidiaries, on the one hand, and any of the SunGard Entities, the Subsidiaries of SunGard Entities (other than the Company Entities), the SunGard Capital Stockholders and their respective Affiliates, on the other hand (collectively, the “Affiliate Arrangements”), without consideration therefor, and from and after the Closing neither the Company nor its Subsidiaries shall have any obligation or Liability whatsoever with respect to any such terminated Affiliate Arrangement.

(b) Other than in respect of obligations in respect of the Contracts identified on Section 7.7 of the SunGard Disclosure Schedules or Section 7.7 of the Company Disclosure Schedules, the SunGard Entities and the Company shall take such action and make such payments as may be necessary so that, no later than the close of business on the Business Day immediately prior to the date of the Applicable Closing, the Company and its Subsidiaries, on the one hand, and the SunGard Entities and their respective Subsidiaries (other than the Company Entities), on the other hand, shall settle, discharge, offset, pay or repay in full all loans, notes, and advances regardless of their maturity, and all other intercompany receivables and payables, including any accrued and unpaid interest thereon, between the Company and its Subsidiaries, on the one hand, and the SunGard Entities and their respective Subsidiaries (other than the Company Entities), on the other hand (such balances, the “Intercompany Balances”), free and clear of all Liens, obligations or Liabilities (including all Taxes) that would apply to the Company and its Subsidiaries after the Closing.

Section 7.8 Access.

(a) Subject to applicable Law and in accordance with the Confidentiality Agreement, upon reasonable notice, each of the SunGard Entities, with respect to the Business only, and the Company Entities, shall, throughout the period prior to the earlier of the Effective Time or the termination of this Agreement, afford to the Datatel Entities and their duly authorized Representatives reasonable access to its officers, employees, consultants and representatives and, during normal business hours, in a manner that does not unreasonably interfere with the Business, to its and its Subsidiaries’ and the Company Subsidiaries’ officers, properties, Contracts, books, records (including Tax Returns filed and those in preparation, work papers and other materials relating to Taxes, but only to the extent relating to the Company Entities or the Business), any report, schedule or other document filed or received by it pursuant to the requirements of the federal or state securities Laws, and shall use their respective reasonable efforts to cause their respective Representatives to furnish promptly such additional financial and operating data and other information, including environmental information, as to the Business as the Datatel Entities or their duly authorized Representatives, as the case may be, may reasonably request, and instruct its Representatives to cooperate with the Datatel Entities and their duly authorized Representatives in their investigation; provided, however, that the foregoing shall not permit the Datatel Entities or their duly authorized Representatives to conduct any invasive or destructive environmental sampling, testing or analysis on the property of the SunGard Entities, the Company or their Subsidiaries.

(b) Notwithstanding the foregoing, neither the SunGard Entities, the Company Entities, nor their respective Subsidiaries, as applicable, shall be required to provide any information to the extent that any such Person has reasonably determined that it is legally obligated to keep such information confidential or otherwise not to provide such information or to the extent that such access would be reasonably likely to constitute a waiver of the attorney-client privilege. Each of the Datatel Entities will, and will cause its Subsidiaries to hold, and will direct its and their Representatives to hold, any and all information received from any of the SunGard Entities, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.

Section 7.9 Director and Officer Indemnification.

(a) From and after the Closing Date, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company to its directors and officers (and those of its Subsidiaries) accruing prior to the Closing Date pursuant to any indemnification provisions under the certificate of incorporation and bylaws (or equivalent organizational and governing documents) of the Company and its Subsidiaries as in effect on the date of this Agreement and pursuant to any indemnity agreements between the Company or its Subsidiaries and any such persons as in effect on the date of this Agreement that are identified on Section 7.9(a) of the Company Disclosure Schedules and with respect to which a copy has been provided to the Datatel Entities prior to the date hereof (the persons entitled to be indemnified pursuant to such provisions, and all other current and former directors and officers of the Company and its Subsidiaries, being referred to collectively as the “D&O Indemnified Parties”). From and after the Closing Date through the sixth anniversary of the Closing Date, Parent shall cause the Company to maintain the provisions with respect to indemnification and exculpation from liability as set forth in the certificate of organization and bylaws (or equivalent organizational and governing documents) of the Company and its Subsidiaries as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified during such period in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party without the consent of such D&O Indemnified Party. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, its Subsidiaries or any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 7.9 is not prior to or in substitution for any such claims under such policies.

(b) Effective upon the Closing, each of the SunGard Entities, on behalf of itself and its controlled Affiliates (other than the Company Entities) and each of their respective successors and assigns (collectively, the “Releasing Parties”), shall be deemed to have remised, released and forever discharged all current and former directors and officers of the Company and its Subsidiaries (collectively, the “D&O Released Parties”) of and from any and all claims that the Releasing Parties, or any of them, now has or ever had, or hereafter can, shall or may have, for, upon or by reason of any matter against any such D&O Released Party, in each case (i) to the extent that such claim arises out of, is based upon or relates to a breach by any such D&O Released Party of his or her fiduciary duties to the Company or its Subsidiaries or their respective current or former shareholders for acts or omissions of such D&O Released Party prior to the Closing in his or her capacity as a director or officer of the Company or its Subsidiaries and (ii) to the extent Parent, the Surviving Corporation or any of their respective Subsidiaries would be obligated to indemnify the D&O Released Parties in respect of any such claim.

Section 7.10 Public Announcements. Promptly after the execution of this Agreement, the Parties will issue the press release attached hereto as Exhibit E. Subject to the immediately foregoing sentence, the SunGard Entities, the Company and the Datatel Entities shall consult with each other prior to making any press release or public announcement relating to the Transactions and shall not issue any such press release or make any such public announcement prior to such consultation and without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, except as such Party believes in good faith may be required by applicable Law, Order or by obligations pursuant to any listing agreement with any national securities exchange (in which case the Party proposing to issue such press release or make such public announcement shall use its reasonable efforts to consult in good faith with the other Party before issuing any such press release or making any such public announcement).

Section 7.11 Resignations. At or prior to the Applicable Closing, the Company shall deliver to Datatel evidence reasonably satisfactory to Datatel of the resignation of all directors of the Company Entities effective at the Effective Time (except as otherwise may be designated by Parent to SunGard Data in writing at least five (5) Business Days prior to the Closing).

Section 7.12 Control of Other Party’s Business. Nothing contained in this Agreement shall give the Datatel Entities, directly or indirectly, the right to control or direct the Company’s, its Subsidiaries’ or the Business’s operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise and be responsible for, consistent with the terms and conditions of this Agreement and applicable Law (including the HSR Act), complete control and supervision over their respective operations, including, in the case of the SunGard Entities and the Company Entities, complete control and supervision of all programs, employees, finances and policies of the Business.

Section 7.13 Non-Solicitation and Hiring of Employees.

(a) The SunGard Entities agree that, for a period of two (2) years from and after the Closing Date, they shall not, and shall cause their Affiliates not to, without the prior written consent of Parent, directly or indirectly, solicit to hire or hire (or cause or seek to cause to leave the employ or the board of directors of Parent or its Affiliates (including the Surviving Corporation, Purchaser Company and their respective Affiliates after the Closing)), or enter into a consulting agreement with, any of the following individuals (each, a “Covered Person”): (x) the current or future Chief Executive Officer of Parent or Datatel, (y) the current Chief Executive Officer of the Company and (z) any current or future employee of Parent or its Affiliates who reports directly to the current or future Chief Executive Officer of Parent or Datatel or the current Chief Executive Officer of the Company.

(b) The SunGard Entities shall use their commercially reasonable efforts to cause (i) the SunGard Capital Stockholders identified on Section 7.13(b) of the SunGard Disclosure Schedules (on behalf of themselves and their affiliated investment funds) to execute and deliver prior to the Applicable Closing an agreement, pursuant to which such SunGard Capital Stockholders will agree, and (ii) each SunGard Capital Stockholder to execute and deliver prior to the Applicable Closing an agreement, pursuant to which such SunGard Capital Stockholder will agree to cause each member of the board of directors and operating committee of SunGard Capital designated by such SunGard Capital Stockholder, in the case of each of the foregoing clauses (i) and (ii), not to, directly or indirectly, solicit to hire or hire (or cause or seek to cause to leave the employ of Parent or its Affiliates (including the Surviving Corporation, Purchaser Company and their respective Affiliates after the Closing)), or enter into a consulting agreement with, any Covered Person.

(c) The Datatel Entities agree that, for a period of two (2) years from and after the Closing Date they shall not, and shall cause their Affiliates not to, without the prior written consent of SunGard Data, directly or indirectly, solicit to hire or hire (or cause or seek to cause to leave the employ of SunGard Data or its Affiliates), or enter into a consulting agreement with, (x) the current or future Chief Executive Officer of SunGard Data or (y) any current or future employee of SunGard Data or its Affiliates who reports directly to the current or future Chief Executive Officer of SunGard Data.

(d) Notwithstanding the foregoing, (i) the restrictions set forth in clauses (a), (b) and (c) of Section 7.13 shall not apply to the solicitation or hiring of employees of SunGard Data or Datatel, as applicable, or its Affiliates (A) whose employment and any material post-termination consulting arrangement have been terminated by Datatel or its Affiliates or the SunGard Entities

or their Affiliates, as applicable, or (B) who voluntarily terminated his or her employment or any material post-termination consulting arrangement if at the time of such solicitation or hiring at least six (6) months have elapsed since the date of such termination and the cessation of any material post-termination consulting services and (ii) the restrictions on solicitations to hire (but not the restrictions on hiring) set forth in the foregoing clauses (a), (b) and (c) of this Section 7.13 shall not apply to general solicitations (such as advertisements) for employment placed by the SunGard Entities or the Datatel Entities, as applicable, or any of their Affiliates and not specifically targeted at the employees of the Datatel Entities or SunGard Entities, respectively, or any of their Affiliates.

Section 7.14 Covenant Not To Compete.

(a) In furtherance of the Transactions, each of the SunGard Entities covenants and agree that, for a period ending on the four year anniversary of the Closing Date, the SunGard Entities will not, and will cause (1) their controlled Affiliates, (2) each holding company of SunGard Capital and SunGard Data created after the date hereof that beneficially owns 100% of SunGard Data and is beneficially owned by substantially the same Persons and in substantially the same proportion as the Persons that beneficially owned the SunGard Entities immediately before the creation of such holding company (each, a “New Holding Company”) and (3) each of the controlled Affiliates of each such New Holding Company (each of the SunGard Entities and the Persons set forth in the foregoing clauses (1), (2) and (3), a “Restricted Person”) not to, without the express prior written approval of Parent, engage, directly or indirectly, in a Competing Business or acquire beneficial ownership of any class of the outstanding equity of, or, except to customers in the course of business, provide any loan or other financial assistance to, any Person that is engaged in a Competing Business. For purposes of this Section 7.14, “Competing Business” shall mean the business of providing (i) enterprise resource planning software and services and (ii) administrative system software and services of the type provided by the Company as of the Applicable Closing, in the case of each of clauses (i) and (ii), to colleges and universities in the United States and such other jurisdictions in which the Business is conducted as of the Applicable Closing (for the avoidance of doubt, “Competing Business” shall not include (x) the provision of software and services to school districts or private schools (K-12 or the equivalent), (y) the provision of software and services of the type provided as of the date hereof by any business segment of SunGard Capital other than the Higher Education business segment of SunGard Capital and its Subsidiaries or (z) the provision by any Restricted Person of administrative system software and services to colleges and universities to the extent the provision of such service is, in the Ordinary Course of Business of such Restricted Person, incidental to the business of such Restricted Person and not primarily directed to the provision of software and services to colleges and universities. Notwithstanding the foregoing, no Restricted Person shall be precluded from (i) owning solely as a passive investment not in excess of five percent (5%) in the aggregate of any class of capital stock of any corporation if such stock is publicly traded and listed on any national exchange or quoted on the NASDAQ National Market, regardless of whether or not such corporation is engaging in a Competing Business; or (ii) purchasing and, following such purchase engaging in, any business that has a subsidiary, division, group, franchise or segment that is engaged in a Competing Business so long as, on the date of such purchase, not more than twenty-five percent (25%) of the consolidated annual revenues of such business for the most recently completed fiscal year are derived from a Competing Business; provided that if, on the date of such purchase, such consolidated annual revenues derived from such Competing Business are less than $10 million, no Restricted Person shall be precluded from purchasing, and following such purchase, engaging in such Competing Business. For the avoidance of doubt, none of the provisions of this Section 7.14 shall apply to any Person or its Affiliates (other than a Restricted Person) that acquires a direct or indirect interest in the capital stock of SunGard Capital or any of its Subsidiaries.

(b) Each SunGard Entity agrees that (i) the agreements and covenants contained in this Section 7.14 are reasonable in scope and duration, an integral part of the transactions contemplated by this Agreement and by the Ancillary Agreements and necessary to protect and preserve the Surviving Corporation’s and the Datatel Entities’ legitimate business interests and to prevent any unfair advantage conferred on the SunGard Entities taking into account and in specific consideration of the undertakings and obligations of the parties under the Agreement and the other Ancillary Agreements, (ii) but for the SunGard Entities’ agreement to be bound by the agreements and covenants contained under this Section 7.14 the Datatel Entities would not have entered into or consummated the Transactions and (iii) that irreparable harm would result to the Surviving Corporation and the Datatel Entities as a result of a violation or breach (or potential violation or breach) by the SunGard Entities (or their Subsidiaries) of this Section 7.14, that monetary damages shall not constitute a sufficient remedy, and that the Surviving Corporation and the Datatel Entities shall have the right to apply to any Governmental Body contemplated by Section 11.5 for specific performance and/or preliminary and final injunctive relief or other relief in order to enforce or prevent any violation of the provisions of this Section 7.14, in addition to any other rights and remedies to which they are entitled at law or in equity. If a final judgment of a court of competent jurisdiction or other Governmental Body determines that any term, provision, covenant or restriction contained in this Section 7.14 is invalid or unenforceable, then the Parties agree that the court of competent jurisdiction or other Governmental Body will have the power to modify this Section 7.14 (including by reducing the scope, duration or geographic area of the term or provision, deleting specific words or phrases or replacing any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision) so as to effect the original intention of the invalid or unenforceable term or provision.

(c) The Parties agree that the amount of the Merger Consideration to be allocated to the covenants and agreements under this Section 7.14 shall equal $7,000,000.

Section 7.15 Financing.

(a) Subject to the limitations contained in Section 9.4, but notwithstanding anything else in this Agreement to the contrary, the Datatel Entities acknowledge and agree that Parent’s and Merger Sub’s obligations to consummate the Merger, and Purchaser Company’s obligation to consummate the transactions contemplated by the Asset Purchase Agreement, are not conditioned upon any Datatel Entity’s obtaining any financing. For the avoidance of doubt, the Datatel Entities acknowledge and agree that the existence of any conditions contained in the Financing Commitments or any commitment letter for any alternative financing or any agreement relating thereto shall not constitute, nor be construed to constitute, a condition to the consummation of the Merger hereunder (except to the extent it is separately required by an express provision in this Agreement).

(b) None of the Datatel Entities shall permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or replace, the Financing Commitments if such amendment, modification, waiver or replacement (x) reduces the aggregate amount of the Financing or (y) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to (I) delay or prevent the Asset Closing Date or the Closing Date, (II) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (III) adversely impact the ability of Sophia Holding I or Datatel, as applicable, to enforce its rights against other parties to the Financing Commitments or the definitive agreements with respect thereto, and shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Financing Commitments (provided that Parent may (x) modify the terms (but not the conditions) of the Debt Financing Commitments so long as such modifications would not and would not reasonably be expected to (I) reduce the aggregate amount of the Debt Financing unless the Transaction Equity Financing to be provided by the Investors is increased by a corresponding amount on substantially the same terms as provided in the Transaction Equity Financing Commitments, (II) adversely impact the ability of the applicable Datatel Entity to timely consummate the Merger or the Asset Purchase or the likelihood of consummation of the Merger or the Asset Purchase, or (III) adversely impact the ability of Parent to enforce its rights against the other parties to the Financing Commitments and (y) amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitment as of the date hereof; provided that, except as contemplated by the Debt Financing Commitment as in effect on the date hereof and with the prior written consent of SunGard Data (not to be unreasonably withheld or delayed), the obligations of the Financing Sources providing the Debt Financing Commitment on the date hereof will not be modified or reduced as a result of such addition), including using their reasonable best efforts to (i) maintain in effect the Financing Commitments, (ii) satisfy on a timely basis (taking into account the expected timing of the Marketing Period and the Applicable Closing) all conditions applicable to the applicable Datatel Entity to obtaining the Financing at the Applicable Closing set forth therein that are within its control, (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Financing Commitment or on other terms and conditions acceptable to Parent that would not adversely impact the timing or amount of the Debt Financing (and provide copies thereof to SunGard Data) and (iv) in the event that all conditions to the Debt Financing Commitment (other than the availability or funding of any of the Transaction Equity Financing) have been satisfied, cause the lenders and the other Persons providing such Debt Financing to fund the Debt Financing required to consummate the Merger and the Asset Purchase. For the avoidance of doubt, in the event that (x) all or any portion of the Debt Financing structured as high yield financing has not been consummated, (y) all of the conditions set forth in Section 8.1 and Section 8.3 and, unless the Asset Purchase Agreement has been terminated pursuant to Section 9.1(b) thereof, all of the conditions set forth in Section 8.1 and 8.3 of the Asset Purchase Agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Applicable Closing, but subject to the fulfillment or waiver of those conditions and such conditions being capable of being satisfied) and (z) the bridge facilities contemplated by the Debt Financing Commitment (including any flex terms) are available on the terms and conditions described in the Debt Financing Commitment, then Parent shall cause the proceeds of such bridge financing to be used to replace such high yield financing on the date that the Applicable Closing is required to occur pursuant to Section 2.3 or Section 3.2 of the Asset Purchase Agreement, as applicable.

(c) The Datatel Entities shall as promptly as practicable notify SunGard Data of (i) any termination of any of the Financing Commitments, (ii) the receipt of any written notice or other written communication from any Financing Source with respect to any actual or alleged breach, default, termination or repudiation by any party to any of the Financing Commitments or definitive agreements related to the Financing of any provision of the Financing Commitments or definitive agreements related to the Financing or (iii) receipt of an Escrow Demand Notice (as defined in the Fee Letter). In the event Parent believes in good faith that any portion of the Debt Financing will not be available within the timing contemplated in the Debt Financing Commitment, Parent shall as promptly as practicable notify SunGard Data and shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms and conditions no less favorable to Parent than those set forth in the Debt Financing Commitment as in effect prior to such alternative financing and in an amount sufficient to consummate the Transactions as promptly as practicable following the occurrence of such event. Parent shall promptly deliver to SunGard Data true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Parent with any portion of the Debt Financing. Parent shall use its reasonable best efforts to cause the Financing Sources providing Debt Financing to fund at the Applicable Closing the Debt Financing required to consummate the Transactions contemplated if all conditions set forth in the Debt Financing Commitment have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Applicable Closing, but subject to the fulfillment or waiver of those conditions and such conditions being capable of being satisfied). For purposes of this Agreement, references to “Financing” and “Debt Financing” shall include the financing contemplated by the Financing Commitments as permitted by this Section 7.15 to be amended, modified or replaced and references to “Financing Commitments” and “Debt Financing Commitments” shall include such documents as permitted by this Section 7.15 to be amended, modified or replaced, in each case from and after such amendment, modification or replacement.

(d) Prior to the Closing, the SunGard Entities, the Company and their respective Subsidiaries shall provide to Parent and its Affiliates, and shall use their reasonable best efforts to cause the officers, employees, advisors and other Representatives of the SunGard Entities, the Company and their respective Subsidiaries to provide to Parent and its Affiliates, all cooperation that is reasonably requested by Parent in connection with the Financing, including: (i) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with the Debt Financing Sources, prospective lenders, investors and ratings agencies, and reasonably cooperating with the marketing efforts of Parent and its Financing Sources, in each case in connection with the Financing; (ii) (A) using reasonable best efforts to furnish Parent and its Debt Financing Sources as promptly as practicable after the date of this Agreement with all financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent to (1) consummate the Debt Financings at the time the Debt Financings are to be consummated (including the applicable components of adjusted EBITDA derived from the Company’s financial information) and (2) in the event that the Note Escrow Closing occurs, to satisfy any disclosure obligations between the Note Escrow Closing and the Closing under the indenture governing the Notes (which disclosure requirements shall not require the provision of any type of information that is not required by paragraph 8 of Exhibit D to the Debt Financing Commitment) and (B) furnishing Parent with the Required Financial Information; (iii) assisting with the preparation of materials for rating agency presentations, offering documents, bank information memoranda and similar documents required in connection with the Financing; (iv) executing and delivering any necessary pledge and other security documents, guarantees, mortgages, other definitive financing documents and other certificates or documents as may reasonably be requested by Parent and otherwise reasonably facilitating the granting of a security interest (and perfection thereof) in collateral; (v) providing all documents and other information relating to the Company and its Subsidiaries reasonably required to enable the delivery of any customary negative assurance opinion and customary comfort letters relating to the Debt Financings and obtaining the consents of the Company’s accountants for use of their reports on the audited financial statements of the Company in any materials relating to the Debt Financing; (vi) using reasonable best efforts to obtain the Company’s accountants’ comfort letters, the legal opinions, surveys and title insurance at the expense of and as reasonably requested by Parent on behalf of the Debt Financing Sources; (vii) providing unaudited consolidated monthly financial statements of the Company (excluding footnotes) consisting of a balance sheet and income statement, to the extent the Company customarily prepares such financial statements; (viii) using commercially reasonable efforts to ensure that the Debt Financing Sources benefit from the existing lending relationships of the SunGard Entities; (ix) cooperating reasonably with the Financing Sources requests for due diligence to the extent customary and reasonable; (x) arranging for customary lien and guarantee terminations or releases, as applicable, relating to indebtedness of the SunGard Entities to be delivered at or prior to the Asset Closing; (xi) at least five (5) Business Days prior to the Closing Date, providing all documentation and other information about the Company and each of its Subsidiaries as is reasonably requested in writing by Parent at least ten (10) Business Days prior to the Closing Date in connection with the Debt Financing that relates to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act; (xii) in the event that an Escrow Demand Notice (as defined in the Fee Letter) is delivered, the SunGard Entities will deliver to Parent no later than March 31, 2012 all Required Financial Information (with the Required Financial Information for purposes of this clause (xii) being determined as if all of the Debt Financing were to be marketed in April 2012 and issued and funded on May 1, 2012); and (xiii) if the Note Escrow Closing occurs, delivering to Parent on or prior to May 5, 2012, financial statements and financial data regarding the Company and its Subsidiaries, including the related managements’ discussion and analysis of financial condition and results of operations covering the financial periods of such financial statements, of the type and form that would be required to be included under Items 1, 2 and 3 of Part I of Form 10-Q (but excluding information required by Regulation S-X Rule 3-10) if the Company were required to file a quarterly report on Form 10-Q for the most recently ended fiscal quarter, as well as (A) components of adjusted EBITDA and (B) research and development expense, in each case derived from the financial information of the Company and its Subsidiaries, that would be included in a customary 144A offering memorandum by the Company; provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company Entities or require the disclosure of information which SunGard Data or the Company reasonably determines would reasonably be expected to jeopardize the attorney-client or other similar privilege of a SunGard Entity or any of its Subsidiaries or violate any Law or any Contract to which such SunGard Entity or any of its Subsidiaries is a party; and provided, further, that the Company shall not be required to enter into or perform under any agreement with respect to the Financing that is not contingent upon the Closing or that would be effective prior to or simultaneous with the Closing (in each case other than items specified in clause (ix) relating to assets being purchased in the Asset Purchase Agreement, which the Company shall not be required to enter into or perform if they would be effective prior to the Applicable Closing). Neither the SunGard Entities nor the Company shall be required to pay any commitment or other similar fee or make any other payment (other than reasonable out of pocket costs) or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Closing. Datatel shall indemnify and hold harmless the SunGard Entities, the Company, and their respective Subsidiaries and Representatives from and against any and all liabilities, Losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing (including actions taken at the request of Parent in accordance with this Section 7.15 other than actions pursuant to clause (x)) and any information (other than information furnished by or on behalf of the SunGard Entities, the Company or their respective Subsidiaries) utilized in connection therewith. Datatel shall, promptly upon request by SunGard Data, reimburse the SunGard Entities, the Company and their respective Subsidiaries for all documented and reasonable out of pocket costs incurred by the SunGard Entities, the Company and their respective Subsidiaries in connection with such cooperation. Without granting any of its ownership or other rights, the Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing contemplated by the Debt Financing Commitment; provided that the Company shall have the right to review any documentation containing such logos prior to their use, and provided, further, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or the Company Subsidiaries or the reputation or goodwill of the Company and the Company Subsidiaries.

(e) Unless the Marketing Period has ended on or prior to February 10, 2012, the Company and Datatel shall use their respective reasonable best efforts to cause their respective independent accounting firms to complete as promptly as reasonably practical their audit of the consolidated financial statements of the Company and Datatel, respectively, for the fiscal year ended December 31, 2011.

(f) Subject to Section 9.4(f), each Party acknowledges and agrees that the obligations of each Party with respect to the Financing are only as set forth in this Section 7.15, and no other provision of this Agreement or any of the Ancillary Agreements shall be deemed to expand or otherwise modify such obligations.

Section 7.16 Stockholders Consent. On the date hereof, immediately following the execution and delivery of this Agreement, (a) Seller shall execute and deliver an action by written consent, as sole stockholder of the Company, adopting this Agreement (the “Company Stockholder Approval”) and (b) Parent shall execute and deliver an action by written consent, as sole stockholder of Merger Sub, adopting this Agreement (the “Merger Sub Stockholder Approval” and together with the Company Stockholder Approval, the

“Stockholder Approvals”). Promptly (and in any event within one day) following the execution of this Agreement, Seller shall deliver to the Datatel Entities a copy of the executed Company Stockholder Approval and Parent shall deliver to the SunGard Entities a copy of the executed Merger Sub Stockholder Approval.

Section 7.17 Use of Name.

(a) For a period of 180 days after the Closing Date, the Datatel Entities, Purchaser Company and the Company Entities shall have the limited, non-transferable right to use any trademarks and Internet domain names containing the name “SunGard” (the “SunGard Marks”) (i) solely in connection with the operation of the Business in the manner operated immediately prior to the Closing Date (and subject at all times to SunGard Data’s right to exercise quality control with respect to the use of the SunGard Marks and the goodwill associated therewith) and (ii) solely in the process of exhausting the existing inventory of printed purchase orders, sales invoices, marketing materials, stationery, printed forms, other documents and office and shipping supplies, and other products, equipment, and items bearing the SunGard Marks (the “Existing Stock”) in the Company’s, Purchaser Company’s or their respective Subsidiaries’ possession as of the Applicable Closing, after which period (x) the Datatel Entities, the Company Entities and Purchaser Company shall, at their election, either (A) remove or obliterate the SunGard Marks from the Existing Stock, or (B) cease using the Existing Stock, and (y) any and all right of the Datatel Entities, the Company Entities and Purchaser Company to use the SunGard Marks granted hereunder shall terminate immediately. Nothing in this Agreement will prohibit the Company Entities from using the words “HIGHER” or “EDUCATION” independently of any SunGard Mark or using the SunGard Marks in a non-trademark manner to describe the history of the Business or as required or permitted by Law.

(b) For a period of 180 days after the Closing Date, SunGard Data shall take commercially reasonable efforts to display on its Internet website, in the locations that previously primarily addressed the Business, a mutually-agreed statement about the Transactions and a link to an Internet website designated by the Datatel Entities.

(c) No SunGard Entity shall have any responsibility for claims by any third Person arising out of, or relating to, the use by the Datatel Entities, the Company Entities or the Purchaser Company of the SunGard Marks after the Closing Date.

Section 7.18 Restructuring.

(a) The SunGard Entities, the Company and their applicable Subsidiaries shall use commercially reasonable efforts to complete the Restructuring prior to the Applicable Closing and, to the extent any aspect thereof is not so completed, to complete such aspects as soon as reasonably practicable after the Applicable Closing; provided, however that (i) the India Subsidiary Separation (as described in Exhibit C) shall be completed prior to the Applicable Closing and (ii) the Restructuring shall be completed by the SunGard Entities and their Subsidiaries no later than the later of twelve (12) months after the date hereof and six (6) months after the Applicable Closing; provided that the SunGard Entities shall not be in breach of this Section 7.18 if it fails to complete any element of the Restructuring by such time if the failure to complete such element by such time is a result of one or more Incremental Restructuring Requests (as defined in Exhibit C) in respect of such element.

(b) Notwithstanding anything to the contrary contained in this Agreement, to the extent that the consummation of any portion of the Restructuring would require any approval, consent or waiver of any Governmental Body or third party and such approval, consent or waiver shall not have been obtained prior to the Applicable Closing, following the Applicable Closing, the Parties shall use commercially reasonable efforts, and shall cooperate with each other, to obtain promptly such approval, consent or waiver. All fees and expenses with respect to obtaining such approvals, consents and waivers shall be paid by the SunGard Entities pursuant to Section 9.5.

(c) Following the Applicable Closing, in the event that any SunGard Entity or any of its Subsidiaries, or any Datatel Entity, the Surviving Corporation or any of their respective Subsidiaries determines that any asset or Liability (a) should have been contributed to, or assumed by, the Company Entities pursuant to the Restructuring but was not so contributed or assumed, the SunGard Entities shall cause any such asset or Liability to be promptly transferred to the Surviving Corporation (or its designee) or (b) should have been contributed to, or assumed by, the SunGard Entities, the Surviving Corporation shall cause any such asset or Liability to be promptly transferred to the designated SunGard Entity.

Section 7.19 Post-Closing Access to Records and Personnel.

(a) Exchange of Information. After the Closing for a period of seven years, each Party agrees to provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting Party’s sole expense, reasonable access (including using reasonable commercial efforts to give access to third parties possessing information), during normal business hours, to any of the other Parties’ employees and to any books, records, documents, files and correspondence in the possession or under the control of such Party, in each case if and to the extent relating to the Business (including the ownership and conduct of the Business by the SunGard Entities prior to the Closing) that the requesting Party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Body having jurisdiction over the requesting Party, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy Tax, audit, accounting, claims, regulatory, litigation or other similar requirements or (iii) to comply with its obligations under this Agreement and the Ancillary Agreements; provided, however, that no Party shall be required to provide access to or disclose information where such access or disclosure would violate any Law or agreement, or waive any attorney-client or other similar privilege, and each Party may redact information regarding itself or its Subsidiaries or otherwise not relating to the other Party and its Subsidiaries, and, in the event such provision of information could reasonably be expected to violate any Law or agreement or waive any attorney-client or other similar privilege, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(b) Financial and Other Information. After the Closing for a period of five years, each Party shall provide, or cause to be provided, as soon as reasonably practicable after written request therefor, to the other Party such financial and other data and information reasonably available and in its possession (in such form as is reasonably available to it), in each case if and to the extent relating to the Business (including the ownership and conduct of the Business by the SunGard Entities prior to the Closing) as is reasonably requested by the other Party and reasonably necessary in order for such other Party to prepare required financial statements and reports or filings, including Tax Returns, to be provided to any third party or filed with any Governmental Body. For the avoidance of doubt, no later than 30 days after the end of each Relevant Fiscal Quarter (as defined below), SunGard Capital will provide to Parent all necessary accounting information with respect to inter-company transactions between the SunGard Entities (excluding the Company and its Subsidiaries) and the Company and its Subsidiaries (including allocated costs for services provided by the SunGard Entities) during the Relevant Fiscal Quarter and prior to the Closing in order to enable the expenses of such transactions to be pushed down to the Company and its Subsidiaries for purposes of the Company’s GAAP financial statements. As used herein, “Relevant Fiscal Quarter” means (i) the fiscal quarter in which the Closing occurs and (ii) if the Closing occurs prior to the completion of the Company’s GAAP financial statements for the fiscal quarter that ended most recently prior to the Closing, such preceding fiscal quarter.

(c) Ownership of Information. Any information owned by a Party that is provided to a requesting Party pursuant to this Section 7.19 shall be deemed to remain the property of the providing Party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(d) Record Retention. Except as otherwise provided herein, each Party agrees to use its reasonable commercial efforts to retain the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the Business, the Company and its Subsidiaries prior to the Closing (the “Books and Records”) in their respective possession or control for a commercially reasonable period of time, as set forth in their regular document retention policies, following the Closing Date or for such longer period as may be required by Law or as may be reasonably requested in writing by any Party or until the expiration of the relevant representation or warranty under this Agreement or the Ancillary Agreements and any related claim of indemnification related thereto. Notwithstanding the foregoing, any Party may destroy or otherwise dispose of any Books and Records not in accordance with its retention policy, provided that, prior to such destruction or disposal (i) such Party shall provide no less than 90 nor more than 120 days’ prior written notice to the other Party of any such proposed destruction or disposal (which notice shall specify in detail which of the Books and Records is proposed to be so destroyed or disposed of), and (ii) if a recipient of such notice shall request in writing prior to the scheduled date for such destruction or disposal that any of the information proposed to be destroyed or disposed of be delivered to such recipient, such Party proposing the destruction or disposal shall, as promptly as practicable, arrange for the delivery of such of the Books and Records as was requested by the recipient (it being understood that all reasonable out of pocket costs associated with the delivery of the requested Books and Records shall be paid by such recipient).

(e) Limitation of Liability. No Party shall have any liability to any other Party in the event that any information exchanged or provided pursuant to this Section 7.19 is found to be inaccurate. No Party shall have any liability to any other Party if any information is destroyed or lost after reasonable commercial efforts by such Party to comply with the provisions of Section 7.19(d).

(f) Other Agreements Providing For Exchange of Information. The rights and obligations granted under this Section 7.19 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in this Agreement.

(g) Production of Witnesses; Records; Cooperation. In the case of a legal or other proceeding between one Party or any of its Affiliates and a third party relating to the Business, the Company or its Subsidiaries, this Agreement or any of the Ancillary Agreements (including any matters subject to indemnification hereunder or thereunder) or the Transactions, each Party shall use its commercially reasonable efforts to make available to the other Party, upon written request, the former (to the extent practicable), current (to the extent practicable) and future officers, employees, other personnel and agents of such Party as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available (other than materials covered by the attorney-client privilege), to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any legal, administrative or other proceeding in which the requesting Party may from time to time be involved, regardless of whether such legal, administrative or other proceeding is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all out-of-pocket costs and expenses in connection with the foregoing.

(h) Confidential Information. Nothing in this Section 7.19 shall require either Party to violate any agreement with any third parties regarding the confidentiality of confidential and proprietary information; provided, however, that in the event that any Party is required under this Section 7.19 to disclose any such information, that Party shall use commercially reasonable efforts to seek to obtain such third party’s consent to the disclosure of such information and implement requisite procedures to enable the disclosure of such information.

Section 7.20 Mail Handling. After the Closing, to the extent that the Surviving Corporation and/or any of its Subsidiaries previously has received or receives any mail or packages addressed to the SunGard Entities or their Subsidiaries and delivered to the Surviving Corporation not relating to the Business, the Company or its Subsidiaries, the Surviving Corporation shall promptly deliver such mail or packages to SunGard Data. After the Closing Date, Parent or its Affiliates may deliver to SunGard Data, or SunGard Data or its Affiliates may deliver to the Surviving Corporation or its Affiliates, any checks or drafts made payable to the SunGard Entities or their respective Subsidiaries, or made payable to the Surviving Corporation or its Subsidiaries, that constitutes property of the Surviving Corporation or its Affiliates or of a SunGard Entity or its Affiliates, as the case may be, and SunGard Data or the Surviving Corporation, as the case may be, shall promptly deposit such checks or drafts, and, upon receipt of funds, reimburse the Surviving Corporation or such Affiliate or the SunGard Entity or its Affiliates within five (5) Business Days for the amounts of all such checks or drafts, or, if so requested by the other Party, endorse such checks or drafts to the Surviving Corporation or the SunGard Entity for collection. After the Closing, to the extent any SunGard Entity or its

Subsidiaries previously has received or receives any mail or packages addressed and delivered to such SunGard Entity or its Subsidiaries that relates to the Business, the Company or its Affiliates, SunGard Data shall promptly deliver such mail or packages to Parent. Neither Party may assert any set off, hold back, escrow or other restriction against any payment described in this Section 7.20.

Section 7.21 Confidentiality.

(a) For a period of three (3) years from and after the Closing (and indefinitely with respect to source code assigned to the Company pursuant to Section 1.1(a) of the Intellectual Property Agreement and trade secrets exclusively used by the Surviving Corporation, the SunGard Entities, the Datatel Entities or their respective Subsidiaries on the Closing Date), each of the Surviving Corporation and the Datatel Entities and each of the SunGard Entities shall, and shall cause its respective Affiliates and all of their respective Representatives to, hold in confidence all confidential information (including trade secrets) concerning, in the case of the SunGard Entities, the Business, the Datatel Entities, the Surviving Corporation and their respective Subsidiaries, and in the case of the Surviving Corporation and the Datatel Entities, the SunGard Entities and their respective Subsidiaries, to the extent that (i) any such information relating to the Business, the Surviving Corporation or its Subsidiaries was used by Seller or its Affiliates (other than the Business, the Surviving Corporation and its Subsidiaries) on or prior to the Closing Date, (ii) any such information is or becomes generally available to the public other than through the fault of any of the SunGard Entities or their respective Affiliates or Representatives or any of the Surviving Corporation, the Datatel Entities or their respective Affiliates or Representatives, as applicable, (iii) any such information is required by applicable Law, Order or a Governmental Body to be disclosed (including any report, statement, testimony or other submission to such Governmental Body) and reasonable advance written notice of such disclosure is provided to the applicable Party with respect to such confidential information to the extent permitted by applicable Law, or (iv) any such information was or becomes available to any of the SunGard Entities or their respective Affiliates or Representatives or to any of the Surviving Corporation, any of the Datatel Entities or their respective Affiliates or Representatives, as applicable, on a non-confidential basis and from a source (other than those related to SunGard Data’s prior ownership of the Business, the Surviving Corporation and its Subsidiaries) that is not bound by an obligation of confidentiality with respect to such information.

(b) At the Closing, the provisions of the Confidentiality Agreement governing (i) Evaluation Materials (as defined in the Confidentiality Agreement) that relate solely to the Business, the Company or its Subsidiaries and (ii) the paragraph with respect to employee non-solicit and no hire obligations, each shall terminate and be of no further force and effect. Except as so amended at the Closing, the Confidentiality Agreement will remain in effect in accordance with its terms.

Section 7.22 Insurance Matters. Prior to the Closing, each of the SunGard Entities and the Company shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to cause any carriers who have underwritten insurance policies of the SunGard Entities, the Company or any of their respective Affiliates which provide insurance coverage (on an occurrence-based or claims-made basis) to the Business, the Company and its Subsidiaries as of the date hereof to continue to make coverage available to the Surviving Corporation and its Subsidiaries following the Closing Date for, (i) with respect to occurrence-based insurance policies of the SunGard Entities or their Affiliates (other than the Company Entities), events or circumstances relating to the Company or its Subsidiaries that occurred or existed on or prior to the Closing that are covered by such insurance policies, and (ii) with respect to claims-made insurance policies of the SunGard Entities or their respective Affiliates (other than the Company Entities), any open claims against such insurance policies relating to Losses suffered by the Business, the Company and its Subsidiaries on or prior to the Closing (collectively clause (i) and (ii), “Reimbursable Insurance Claims”). The SunGard Entities agree to use commercially reasonable efforts in a manner consistent with past practices prior to the Closing to recover or pursue recovery for such Reimbursable Insurance Claims and to deliver the proceeds thereby recovered to the Company. For a period of three (3) years following the Closing (or, solely with respect to any insurance coverage that specifically applies to any Reimbursable Insurance Claims that have been submitted but remain unresolved or unpaid as of three (3) years following the Closing, such longer period until such Reimbursable Insurance Claims have been resolved and paid), the SunGard Entities shall not, and shall cause each of their respective Subsidiaries to not, release, commute, buy-back or otherwise eliminate the coverage available to the Company and its Subsidiaries under any such insurance policies. Following the Closing Date, the SunGard Entities and the Company shall cooperate with and assist each other in issuing notices of claims under such insurance policies, presenting such Reimbursable Insurance Claims for payment and collecting insurance proceeds related thereto. Without limiting the generality of the foregoing, the SunGard Entities, the Company and their respective Subsidiaries shall reasonably cooperate in order to ensure the proper and adequate defense of any litigation matter with respect to the Reimbursable Insurance Claims under any such insurance policies, including by providing access to each other’s relevant business records and other documents, and employees. The SunGard Entities and the Company shall use commercially reasonable efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to be made so as to preserve any applicable attorney-client or work-product privileges.

Section 7.23 Services in India. To the extent that the transfer of Business Employees in India as required by the Restructuring is not completed prior to the Applicable Closing, SunGard Data shall use its reasonable best efforts to complete the transfer as soon as practicable thereafter, and shall, for the period between the Applicable Closing and the completion of such transfer, provide, pursuant to the Transition Services Agreement, to the Surviving Corporation the services that are provided by such Business Employees in India prior to the Applicable Closing and that are necessary to the conduct of the Business.

Section 7.24 No Activities. Prior to the Applicable Closing, none of Sophia Holding I, Sophia Holding II, Parent, Merger Sub, Purchaser Company or Datatel shall incur any Liability nor engage in any business or activity of any type or kind whatsoever or enter into any agreement or arrangement with any Person, except in connection with the Transactions and, in the case of Datatel, of the sort contemplated by the penultimate sentence of Section 6.7.

Section 7.25 Certain Ancillary Arrangements.

(a) At the Applicable Closing, each of the Parties shall, and shall cause its respective Affiliates to, enter into each of the Ancillary Agreements (other than the Asset Purchase Agreement) to which such Affiliate is or is intended to be a party or bound thereby.

(b) Datatel hereby guarantees the timely performance of Parent, Purchaser Company and the Surviving Corporation of their obligations under Section 7.4(d)(ii)(C) and Section 7.4(d)(ii)(D).

Section 7.26 Release of Liens; Substitution.

(a) At the Asset Closing, the SunGard Entities shall cause all Liens on the Purchased Assets to be released upon the Asset Closing, and at the Closing, all Liens on any of the Company Common Stock and the remaining assets of the Company Entities and all guarantees, obligations and Liabilities of the Company Entities, in each case, with respect to any Indebtedness of the SunGard Entities and their Subsidiaries (other than the Company Entities) to be released or terminated upon the Closing. At the Closing, the SunGard Entities shall obtain the release of all Liens (other than Permitted Liens) on all Owned Real Property.

(b) As of the Applicable Closing, with respect to each of the outstanding letters of credit of the Company and its Subsidiaries set forth on Section 5.4(c) of the Company Disclosure Schedules, or entered into between the date hereof and the Applicable Closing in compliance with Section 7.1(b)(xvii), Parent shall cause each such outstanding letter of credit to be returned to the issuers thereof, provide to the issuer of such letter of credit a letter of credit in the same amount, on terms satisfactory to the issuers of such letters of credit, or otherwise satisfy the issuers of such letters of credit as to the disposition or retention of such letters of credit under the applicable credit facilities (e.g., cash collateralizing such obligations). In addition, SunGard Data and Parent shall enter into arrangements effective as of the Applicable Closing whereby Parent or its Affiliates would be substituted for SunGard Data or its Affiliates in any performance bonds, cash collateral, escrow requirement or similar credit support arrangements entered into by SunGard Data or its Affiliates between the date hereof and the Applicable Closing in compliance with Section 7.1(b)(xvii); provided that (x) the foregoing shall not apply to any such bond arrangement provided in respect of any Tax proceeding (including the bond arrangement listed in Section 5.4(c) of the Company Disclosure Schedules) with respect to Taxes for which the SunGard Entities are responsible under Section 7.4 and (y) any cash deposited pursuant to a bond arrangement shall be deemed not to be a Company Specified Current Asset for purposes of this Agreement or an SMS Business Specified Current Asset (as defined in the Asset Purchase Agreement) for purposes of the Asset Purchase Agreement if such cash is in respect of a bond arrangement as described in clause (x) or is distributed or transferred to a SunGard Entity or any of its Subsidiaries (other than a Company Entity).

Section 7.27 Transition Services. Prior to the Applicable Closing, each of the Parties agrees to use their respective commercially reasonable efforts to (a) take all actions reasonably necessary to enable such Party, to the extent it will be a Service Provider (as defined in the Transition Services Agreement), to begin providing on the Closing Date the SunGard Services (as defined in the Transition Services Agreement) or the HE Services (as defined in the Transition Services Agreement), as applicable, that it is obligated to perform pursuant to, and in accordance with the terms and conditions of, the Transition Services Agreement, (b) identify

Additional Services (as defined in the Transition Services Agreement) and (c) except as SunGard Data and Parent may otherwise agree, negotiate in good faith more detailed descriptions of the services to be provided that are set forth in Exhibit D as of the date of this Agreement.

Section 7.28 Receivables Sale Agreement. Prior to the Business Day prior to the Applicable Closing, the SunGard Entities shall take all actions necessary to cause each of the Company Entities party to the Receivables Sale Agreement, dated as of March 27, 2009, among each of the sellers party thereto, SunGard AR Financing LLC and SunGard Data (“Receivables Sale Agreement”) to repurchase prior to the close of business on the Business Day preceding the Applicable Closing all of the receivables sold by such Company Entity pursuant to the Receivables Sale Agreement that have not been collected or charged off as of the date of such repurchase and, concurrently with such repurchase, to (i) cease on a prospective basis to be a Seller under the Receivables Sale Agreement and (ii) cause the Liens granted pursuant to Section 2.02 of the Receivables Sale Agreement to be fully released. Any subordinated note issued to any Company Entity pursuant to the Receivables Sale Agreement will be transferred to one of the SunGard Entities or their respective Subsidiaries (other than any Company Entity) prior to the close of business on the Business Day immediately prior to the date of the Applicable Closing and, accordingly, will neither be an asset of any Company Entity as of the Applicable Closing nor included in the Purchased Assets.

ARTICLE VIII

CONDITIONS OF THE MERGER

Section 8.1 Conditions to the Obligations of Each Party. Subject to Section 8.4, the respective obligations of each Party to consummate the Merger are subject to the satisfaction on or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, by each Party to the extent permitted by applicable Law:

(a) either (i) the Asset Closing shall have occurred or (ii) the Asset Purchase Agreement shall have been terminated pursuant to Section 9.1(b) thereof;

(b) all applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated;

(c) (x) no Action commenced by any Governmental Antitrust Entity located in the United States pursuant to any applicable Competition Law shall be pending before any U.S. Governmental Body wherein an unfavorable Order would (i) prevent or prohibit consummation of any of the Transactions, or (ii) cause any of the Transactions to be rescinded following consummation, and (y) no such Order shall be in effect; and

(d) no provision of any applicable Law making illegal or otherwise preventing or prohibiting the consummation of any of the Transactions shall be in effect and no temporary, preliminary or permanent Order preventing or prohibiting the consummation of any of the Transactions will be in effect.

Section 8.2 Additional Conditions to the Obligations of the SunGard Entities and the Company. Subject to Section 8.4, the obligations of the SunGard Entities and the Company to consummate the Merger are subject to the satisfaction on or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, by the SunGard Entities or the Company to the extent permitted by applicable Law:

(a) (i) the representations and warranties of the Datatel Entities set forth in this Agreement and the Asset Purchase Agreement (other than those other representations and warranties that address matters as of particular dates) shall be true and correct as of the Closing Date as though then made at and as of the Closing Date (without giving effect to materiality, Datatel Material Adverse Effect, or similar phrases in the representations and warranties) and (ii) the representations and warranties of the Datatel Entities set forth in this Agreement and the Asset Purchase Agreement that address matters as of particular dates shall be true and correct as of such dates (without regard to materiality, Datatel Material Adverse Effect, or similar phrases in the representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clauses (i) and (ii) to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Datatel Material Adverse Effect;

(b) each of the Datatel Entities shall have performed and complied in all material respects with all covenants required by this Agreement and the Asset Purchase Agreement to be performed or complied with by it at or prior to the Closing; and

(c) the SunGard Entities shall have received a certificate signed by an executive officer of each of the Datatel Entities, dated as of the Closing Date, certifying the satisfaction by the Datatel Entities of the conditions set forth in the foregoing clauses (a) and (b).

Section 8.3 Additional Conditions to the Obligations of the Datatel Entities. Subject to Section 8.4, the obligations of the Datatel Entities to consummate the Merger are subject to the satisfaction on or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, by the Datatel Entities to the extent permitted by applicable Law:

(a) (1) (i) the representations and warranties of the SunGard Entities and the Company set forth in this Agreement and the Asset Purchase Agreement (other than (x) Section 4.1, Section 4.2, Section 5.2, Section 5.4(a), Section 5.4(b) and Section 5.5(b) (collectively, the “Fundamental Representations”) , Section 5.4(c) and Section 5.8(a)(ii)), (y) Section 4.1 of the Asset Purchase Agreement, and (z) those other representations and warranties that address matters as of particular dates) shall be true and correct as of the Closing Date as though then made at and as of the Closing Date (without giving effect to materiality, Business Material Adverse Effect, or similar phrases in the representations and warranties) and (ii) the representations and warranties of the SunGard Entities and the Company set forth in this Agreement and the Asset Purchase that address matters as of particular dates (other than the Fundamental Representations and the representations and warranties set forth in Section 5.4(c) and Section 4.1 of the Asset Purchase Agreement) shall be true and correct as of such dates (without regard to materiality, Business Material Adverse Effect, or similar phrases in the representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clauses (i) and (ii) to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect; (2) the Fundamental Representations and

Section 4.1 of the Asset Purchase Agreement shall be true and correct in all material respects as of the Closing Date as though made at and as of the Closing Date (except for representations and warranties which address matters only as of a specific date, which representations and warranties shall continue as of the Closing Date to be true and correct in all material respects as of such specific date); (3) the representations and warranties set forth in Section 5.8(a)(ii) shall be true and correct in all respects as of the Closing Date as though then made at and as of the Closing Date and (4) the representations and warranties set forth in Section 5.4(c) shall be true and correct in all respects as of the Closing Date as though then made at and as of the Closing Date (except, in the case of this clause (4), to the extent any failure to be so true and correct would not cause a failure of the condition contained in paragraph 4 of Exhibit D to the Debt Financing Commitment and the aggregate amount of such Indebtedness as a result of such failure to be so true and correct does not exceed $5,000,000);

(b) each of the SunGard Entities and the Company shall have performed and complied in all material respects with all covenants required by this Agreement and the Asset Purchase Agreement to be performed or complied with by it at or prior to the Closing; and

(c) the Datatel Entities shall have received a certificate signed by an executive officer of each of the SunGard Entities and the Company, dated as of the Closing Date, certifying the satisfaction by the SunGard Entities and the Company of the conditions set forth in the foregoing clauses (a) and (b).

Section 8.4 Satisfaction of Conditions Upon the Occurrence of the Asset Closing. Notwithstanding anything herein to the contrary, if the Asset Closing has occurred, then (a) the sole condition to the respective obligations of the Parties to consummate the Merger is the satisfaction, on or prior to the Closing, of Section 8.1(d), and (b) each of the other conditions to the obligations of the Parties to consummate the Merger contained in Section 8.1, Section 8.2 and Section 8.3 shall be deemed to have been satisfied as of immediately before the time of the Asset Closing.

ARTICLE IX

TERMINATION, ENFORCEMENT AND EXPENSES

Section 9.1 Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary (other than the last sentence of this Section 9.1), this Agreement may be terminated at any time prior to the Applicable Closing:

(a) by the mutual written consent of Parent and SunGard Data;

(b) by either the Parent or SunGard Data if the Applicable Closing shall not have occurred on or before August 2, 2012 (New York time) (the “Outside Date”); provided that the right to terminate this Agreement pursuant to Section 9.1(b) shall not be available to either Parent or SunGard Data if its failure to perform (or with respect to Parent, the failure of the Datatel Entities to perform, and with respect to SunGard Data, the failure of the SunGard Entities or the Company to perform) any of its obligations under this Agreement or the Asset Purchase Agreement required to be performed by it at or prior to such date has been a substantial cause of the failure of the Applicable Closing to have occurred on or before the Outside Date;

(c) by either Parent or SunGard Data if any Law or Order by any Governmental Body that prevents or prohibits consummation of any of the Transactions shall have become final and non-appealable;

(d) by Parent, if the SunGard Entities or the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement or the Asset Purchase Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.3(a) or Section 8.3(b) of the Asset Purchase Agreement or Section 8.3(a) or Section 8.3(b) and (ii) (x) cannot be cured by the Outside Date or (y) if capable of being cured by the Outside Date, shall not have been cured by the earlier of the Outside Date and the 20th Business Day following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Parent’s intention to terminate this Agreement if such breach or failure is not cured) from Parent to SunGard Data of such breach or failure; provided, that Parent shall not have a right to terminate this Agreement pursuant to this Section 9.1(d) if any of the Datatel Entities is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement or the Asset Purchase Agreement that would result in a failure of a condition set forth in Section 8.2(a) or Section 8.2(b) of the Asset Purchase Agreement or Section 8.2(a) or Section 8.2(b);

(e) by SunGard Data, if the Datatel Entities shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement or the Asset Purchase Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.2(a) or Section 8.2(b) of the Asset Purchase Agreement or Section 8.2(a) or Section 8.2(b) and (ii) (x) cannot be cured by the Outside Date or (y) if capable of being cured by the Outside Date, shall not have been cured by the earlier of the Outside Date and the 20th Business Day following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and SunGard Data’s intention to terminate this Agreement if such breach or failure is not cured) from SunGard Data to Parent of such breach or failure; provided, that SunGard Data shall not have a right to terminate this Agreement pursuant to this Section 9.1(e) if any of the SunGard Entities or the Company is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement or the Asset Purchase Agreement that would result in a failure of a condition set forth in Section 8.3(a) or Section 8.3(b) of the Asset Purchase Agreement or Section 8.3(a) or Section 8.3(b); or

(f) by SunGard Data if (x) in the event the Asset Purchase Agreement has not terminated pursuant to Section 9.1(b) thereof, (i) all of the closing conditions in Sections 8.1 and 8.3 of the Asset Purchase Agreement have been satisfied (other than those conditions that by their terms are to be satisfied at the Asset Closing, but such conditions must be capable of being satisfied on such termination date as if it were the date of the Asset Closing), (ii) the SunGard Entities and the Company irrevocably confirm in writing delivered to the Datatel Entities that all of the closing conditions in Sections 8.1 and 8.2 of the Asset Purchase Agreement have been satisfied (other than those conditions that by their terms are to be satisfied at the Asset Closing but such terms must be capable of being satisfied on such termination date as if it were the date of the Asset Closing) or waived and that the SunGard Entities and the Company are prepared to consummate the Asset Closing and the Merger, (iii) Parent and Purchaser Company fail to consummate the Asset Closing or the Merger within two Business Days following the date the Asset Closing should have occurred pursuant to Section 3.2 of the Asset Purchase Agreement and (iv) SunGard Data and the Company were ready, willing and able to consummate the Asset Closing and the Merger during such two Business Day period or (y) in the event the Asset Purchase Agreement has terminated pursuant to Section 9.1(b) thereof, (i) all of the closing conditions in Sections 8.1 and 8.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but such conditions must be capable of being satisfied on such termination date as if it were the Closing Date), (ii) the SunGard Entities and the Company irrevocably confirm in writing delivered to the Datatel Entities that all of the closing conditions in Sections 8.1 and 8.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing but such terms must be capable of being satisfied on such termination date as if it were the Closing Date) or waived and that the SunGard Entities and the Company are prepared to consummate the Merger, (iii) Merger Sub fails to consummate the Merger within two Business Days following the date the Closing should have occurred pursuant to Section 2.3 and (iv) the SunGard Entities and the Company were ready, willing and able to consummate the Merger during such two Business Day period.

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)) will give written notice of such termination to the other Parties, specifying the provision pursuant to which such termination is effected. Notwithstanding anything to the contrary in this Agreement, if the Asset Closing has occurred, this Agreement may not be terminated other than pursuant to Section 9.1(a).

Section 9.2 Parent Termination Fee.

(a) If this Agreement is validly terminated by SunGard Data pursuant to Section 9.1(e) or Section 9.1(f), then Parent will cause Datatel to pay, and Datatel will pay, to SunGard Data an amount equal to one hundred twenty four million dollars ($124,000,000) (the “Parent Termination Fee”).

(b) In the event the Parent Termination Fee is payable, such fee will be paid to SunGard Data by Datatel in immediately available funds within three (3) Business Days after the date of such termination pursuant to Section 9.1(e) or Section 9.1(f). The Parties agree that in no event will Datatel be required to pay the Parent Termination Fee on more than one occasion.

(c) Each of the Datatel Entities acknowledges and agrees that the agreement contained in Section 9.2(a) is an integral part of the transactions contemplated hereby, and that without this agreement, the SunGard Entities and the Company would not enter into this Agreement or the Ancillary Agreements. Accordingly, if Datatel fails to timely pay the Parent Termination Fee when due pursuant to this Section 9.2, and, in order to obtain the payment SunGard Data commences a suit which results in a judgment against Datatel for the payment of the Parent Termination Fee pursuant to this Section 9.2, Parent will cause Datatel to pay, and Datatel shall pay, to SunGard Data its reasonable and documented costs and expenses (including reasonable and documented attorney’s fees) in connection with such suit, together with interest on such amount at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made through the date such payment was actually received.

Section 9.3 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or SunGard Data as provided in Section 9.1, this Agreement (and the Asset Purchase Agreement pursuant to Section 9.1(a) thereof) will forthwith become void and have no further force or effect, without any Liability (other than as set forth, and subject to the limitations included, in Section 9.2, Section 9.4 or this Section 9.3) on the part of the Datatel Entities, the SunGard Entities or the Company (or any Representative of any such Party); provided, however, that the provisions of the last sentence of Section 7.8(b), Section 7.10, the two penultimate sentences in Section 7.15(d), Section 9.2, Section 9.3, Section 9.4, Section 9.5 and Article XI will survive any termination hereof; provided, further, that the provisions of Section 7.24 will survive any termination pursuant to Section 9.4(e) or Section 9.4(f) (but not any other termination pursuant to Section 9.1) but solely until 91 days after the Parent Termination Fee has been paid (after which such 91st day, Section 7.24 will terminate); provided, further, that subject to the terms and limitations of this Section 9.3 and Section 9.4, nothing in this Section 9.3(a) shall relieve any party of any Liability for any willful and material breach by such Party of this Agreement prior to the Effective Time.

(b) Notwithstanding anything to the contrary in this Agreement, if the Datatel Entities fail to effect the Asset Closing when required by Section 3.2 of the Asset Purchase Agreement or the Closing when required by Section 2.3, in either case, for any or no reason or otherwise breach this Agreement or the Asset Purchase Agreement (whether willfully, intentionally, unintentionally or otherwise) prior to the Closing or fail to perform hereunder or thereunder (whether willfully, intentionally, unintentionally or otherwise) prior to the Closing, then, (i) the SunGard Entities’, the Company’s and their respective Affiliates’ sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Datatel Entities, the Investors, and any of their respective former, current or future directors, officers, employees, direct or indirect equityholders, controlling persons, general or limited partners, stockholders, incorporators, Affiliates, Financing Sources, attorneys, representatives, agents, successors or assignees or any former, current or future director, officer, employee, direct or indirect equityholder, controlling person, general or limited partner, manager, member, stockholder, incorporator, Affiliate, attorney, representative, agent, successor or assignee of any of the foregoing (each a “Related Party” and collectively, the “Related Parties”) for any breach, loss or damage (“SunGard Damages”) shall be (x) the right of SunGard Data to terminate this Agreement and receive payment of the Parent Termination Fee pursuant to (and only to the extent expressly permitted by) Section 9.2(a) and (y) the right of the SunGard Entities and the Company to seek to enforce the obligations of the Datatel Entities and the Investors (as such term is defined in the Transaction Equity Financing Commitment) by a decree of specific performance and to seek temporary, preliminary and permanent injunctive relief to prevent breaches of such obligations as and only to the extent expressly permitted by Section 9.4, and (ii) except as provided in the immediately foregoing clause (i), none of the Related Parties will have any Liability to the SunGard Entities, the Company or any of their respective Affiliates relating to, arising out of and/or otherwise in connection with this Agreement, any of the Ancillary Agreements, the Financing Commitments or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, through any of the Datatel Entities or otherwise, whether by or through attempted piercing of the corporate (or equivalent) veil, by or through a claim by or on behalf of any of the Datatel Entities against any other Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other applicable Law, or otherwise. For the avoidance of doubt, while the SunGard Entities and the Company may pursue both a grant of specific performance to the extent expressly permitted by Section 9.4(b), Section 9.4(c), Section 9.4(d) and Section 9.4(e) and the payment of the Parent Termination Fee to the extent expressly permitted by Section 9.2(a), under no circumstances shall the SunGard Entities or the Company be permitted or entitled to receive both (x) a grant of specific performance to cause the Transaction Equity Financing to be funded, to consummate the Asset Closing and/or to consummate the Merger and (y) payment of the Parent Termination Fee (and/or a grant of specific performance to the extent expressly permitted by Section 9.4(e) with respect to the funding of the Termination Fee Equity Financing for the payment of the Parent Termination Fee). Upon payment of the Parent Termination Fee, none of the Related Parties shall have any further Liability to any of the SunGard Entities, the Company or any of their respective Affiliates relating to or arising out of this Agreement, any of the Ancillary Agreements, the Financing Commitments or in respect of any other agreement, document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and none of the Related Parties shall have any further Liability to any of the SunGard Entities, the Company or any of their respective Affiliates relating to, arising out of and/or otherwise in connection with this Agreement, any of the Ancillary Agreements or any of the transactions contemplated hereby or thereby, except as otherwise expressly contemplated by (1)(A) the two penultimate sentences in Section 7.15(d), (B) the last sentence in Section 9.2(c) and (C) clause (b) of the proviso in Section 9.5 (or, in the alternative, Section 9.3 of the Asset Purchase Agreement), in each case with respect to Datatel and (2)(A) the penultimate sentence of Section 7.4(e)(i), (B) the third from last sentence of Section 7.4(h), and (C) the penultimate sentence of Section 3.1(b)(iii) of the Asset Purchase Agreement, in each case with respect to Parent.

(c) Notwithstanding anything herein to the contrary, the maximum aggregate liability of the Datatel Entities (inclusive of any payment of the Parent Termination Fee) for all SunGard Damages shall be limited to the sum of one hundred twenty four million dollars ($124,000,000) plus any amounts payable under the penultimate sentence of Section 7.4(e)(i), the third from last sentence of Section 7.4(h), the two penultimate sentences of Section 7.15(d), the last sentence of Section 9.2(c), clause (b) of the proviso in Section 9.5 (or, in the alternative, Section 9.3 of the Asset Purchase Agreement) and the penultimate sentence of Section 3.1(b)(iii) of the Asset Purchase Agreement (such sum, the “Liability Limitation”), and in no event shall any of the SunGard Entities, the Company or any of their respective Affiliates seek any other SunGard Damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, against any of the Datatel Entities or any of the other Related Parties in excess of the Liability Limitation in connection with this Agreement, any of the Ancillary Agreements, any of the Financing Commitments or any of the Transactions.

Section 9.4 Enforcement.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement and the Asset Purchase Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement or the Asset Purchase Agreement could not be adequately compensated in all cases by monetary damages alone. Except as otherwise set forth in this Section 9.4, including the limitations set forth in Section 9.4(b), Section 9.4(c), Section 9.4(d) and Section 9.4(e), the Parties acknowledge and agree that, (i) prior to the valid termination of this Agreement pursuant to Section 9.1, the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and (ii) prior to the valid termination of the Asset Purchase Agreement pursuant to Section 9.1 thereof, the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Asset Purchase Agreement and to enforce specifically the terms and provisions thereof.

(b) Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the SunGard Entities and the Company shall be entitled to specific performance of (x) Sophia Holding I’s right to cause the Transaction Equity Financing, upon the terms and subject to the conditions set forth in the Transaction Equity Financing Commitment, to be funded at the Asset Closing and its obligation to issue to each of the Investors the Subject Equity Securities (as such term is defined in the Transaction Equity Financing Commitment), and Sophia Holding I’s subsequent funding of such Transaction Equity Financing to Parent and the Purchaser Company, and (y) Parent’s and Purchaser Company’s obligation to consummate the Asset Closing and the Closing, in the case of each of the foregoing clauses (x) and (y), only in the event that each of the following conditions has been satisfied: (i) the Asset Purchase Agreement has not terminated pursuant to Section 9.1(b) thereof, (ii) all of the conditions set forth in Section 8.1 and Section 8.3 of the Asset Purchase Agreement have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Asset Closing, but subject to such conditions being satisfied at the Asset Closing), and Parent and Purchaser Company fail to complete the Asset Closing by the date the Asset Closing is required to have occurred pursuant to Section 3.2 of the Asset Purchase Agreement, (iii) the Debt Financing (or, if alternative financing is being used in accordance with Section 7.15, pursuant to the commitments with respect thereto) has been funded or will be funded at the Asset Closing if the Transaction Equity Financing is funded at the Asset Closing (if the Note Escrow Closing occurs, for purposes hereof the Notes will not be deemed to have been funded unless and until the proceeds of the Notes are released from escrow for purposes of funding in part the Transactions), and (iv) each of the SunGard Entities and the Company has irrevocably confirmed in a written notice delivered to the Datatel Entities and Parent’s sources of Debt Financing that if specific performance is granted and the Transaction Equity Financing and Debt Financing are funded, the SunGard Entities and the Company will consummate the Asset Closing and the Closing. For the avoidance of doubt, in no event shall the SunGard Entities or the Company be entitled to enforce or seek to enforce specifically Sophia Holding I’s right to cause the Transaction Equity Financing to be funded at the Asset Closing or Parent’s and Purchaser Company’s obligation to complete the Asset Closing or the Closing if the Debt Financing has not been funded (or will not be funded at the Asset Closing if the Transaction Equity Financing is funded at the Asset Closing) (if the Note Escrow Closing occurs, for purposes hereof the Notes will not be deemed to have been funded unless and until the proceeds of the Notes are released from escrow for purposes of funding in part the Transactions).

(c) Notwithstanding anything herein to the contrary other than the immediately following sentence of this Section 9.4(c), it is acknowledged and agreed that the SunGard Entities and the Company shall be entitled to specific performance of (x) Sophia Holding I’s right to cause the Transaction Equity Financing, upon the terms and subject to the conditions set forth in the Transaction Equity Financing Commitment, to be funded at the Closing, and its obligation to issue to each of the Investors the Subject Equity Securities (as such term is defined in the Transaction Equity Financing Commitment) and (y) Parent’s and Merger Sub’s obligation to consummate the Merger, in the case of the foregoing clauses (x) and (y), only in the event that each of the following conditions has been satisfied: (i) the Asset Purchase Agreement has terminated pursuant to Section 9.1(b) thereof, (ii) all of the conditions set forth in Section 8.1 and Section 8.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to such conditions being satisfied at the Closing), and Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.3, (iii) the Debt Financing (or, if alternative financing is being used in accordance with Section 7.15, pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing if the Transaction Equity Financing is funded at the Closing (if the Note Escrow Closing occurs, for purposes hereof the Notes will not be deemed to have been funded unless and until the proceeds of the Notes are released from escrow for purposes of funding in part the Transactions), and (iv) each of the SunGard Entities and the Company has irrevocably confirmed in a written notice delivered to the Datatel Entities and Parent’s sources of Debt Financing that if specific performance is granted and the Transaction Equity Financing and Debt Financing are funded, the SunGard Entities and the Company will consummate the Closing. Notwithstanding anything to the contrary contained in this Agreement, any of the Ancillary Agreements or the Transaction Equity Financing Commitments, if the Asset Closing has occurred, it is acknowledged and agreed that the SunGard Entities and the Company shall be entitled to specific performance of Parent’s and Merger Sub’s obligation pursuant to Section 3.6 of the Asset Purchase Agreement to contribute into the Escrow Account on the day of the Asset Closing an amount equal to the Estimated Merger Consideration and to consummate the Merger on the date the Closing is required to occur pursuant to Section 2.3 without limitation. For the avoidance of doubt, in no event shall the SunGard Entities or the Company be entitled to enforce or seek to enforce specifically Sophia Holding I’s right to cause the Transaction Equity Financing to be funded at the Closing or Parent’s or Merger Sub’s obligation to complete the Merger if the Debt Financing has not been funded (or will not be funded at the Closing if the Transaction Equity Financing is funded at the Closing) (if the Note Escrow Closing occurs, for purposes hereof the Notes will not be deemed to have been funded unless and until the proceeds of the Notes are released from escrow for purposes of funding in part the Transactions).

(d) Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the SunGard Entities and the Company shall be entitled to specific performance to cause Parent to enforce the terms of the Debt Financing Commitment, including by demanding Parent to file one or more lawsuits against the Debt Financing Sources to fully enforce such Debt Financing Sources’ obligations thereunder to fund the Debt Financing and Parent’s rights thereunder, only in the event that either (x) each of the following conditions has been satisfied: (i) the Asset Purchase Agreement has not terminated pursuant to Section 9.1(b) thereof, (ii) all of the conditions set forth in Section 8.1 and Section 8.3 of the Asset Purchase Agreement have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Asset Closing, but subject to such conditions being satisfied at the Asset Closing), and Parent and Purchaser Company fail to complete the Asset Closing by the date the Asset Closing is required to have occurred pursuant to Section 3.2 of the Asset Purchase Agreement, (iii) all of the conditions to the consummation of the financing provided by the Debt Financing Commitment (or, if alternative financing is being used in accordance with Section 7.15, pursuant to the commitments with respect thereto) have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Asset Closing, but subject to such conditions being satisfied at the Asset Closing), and (iv) each of the SunGard Entities and the Company has irrevocably confirmed in a written notice delivered to the Datatel Entities and Parent’s sources of Debt Financing that if specific performance is granted and the Transaction Equity Financing and Debt Financing are funded, the SunGard Entities and the Company will consummate the Asset Closing and the Closing; or (y) each of the following conditions has been satisfied: (i) the Asset Purchase Agreement has terminated pursuant to Section 9.1(b) thereof, (ii) all of the conditions set forth in Section 8.1 and Section 8.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to such conditions being satisfied at the Closing), and Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.3, (iii) all of the conditions to the consummation of the financing provided by the Debt Financing Commitment (or, if alternative financing is being used in accordance with Section 7.15, pursuant to the commitments with respect thereto) have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to such conditions being satisfied at the Closing), and (iv) each of the SunGard Entities and the Company has irrevocably confirmed in a written notice delivered to the Datatel Entities and Parent’s sources of Debt Financing that if specific performance is granted and the Transaction Equity Financing and Debt Financing are funded, then the SunGard Entities and the Company will consummate the Closing.

(e) Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the SunGard Entities and the Company shall be entitled to specific performance of Parent’s right to cause the Termination Fee Equity Financing to be funded only in the event that this Agreement has been validly terminated by SunGard Data pursuant to Section 9.1(e) or Section 9.1(f).

(f) Each Party hereby agrees not to raise any objections to the availability of an injunction, specific performance or other equitable relief to prevent or restrain breaches of this Agreement and the Asset Purchase Agreement by such Party, and to specifically enforce the terms and provisions of this Agreement and the Asset Purchase Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement and the Asset Purchase Agreement, in each case in accordance with the terms of, and subject to the limitations set forth in, this Section 9.4. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically, or be granted an injunction or other equity relief with respect to, the terms and provisions of this Agreement and the Asset Purchase Agreement shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 9.4.

Section 9.5 Expenses. Except as otherwise expressly provided in this Agreement and the Ancillary Agreements, each of the SunGard Entities, the Company and the Datatel Entities shall bear its own fees and expenses incurred in connection with the negotiation and execution of this Agreement, the Ancillary Agreements and each other agreement, document and instrument contemplated hereby and thereby and the consummation of the Transactions; provided, however, that (a) all reasonable and documented out-of-pocket fees and expenses of the Datatel Entities and their Subsidiaries in connection with the Restructuring shall be paid or reimbursed by

SunGard Data and (b) all reasonable and documented out-of-pocket fees and expenses of the SunGard Entities in connection with the transactions to be performed under the Asset Purchase Agreement shall be paid or reimbursed by the Datatel Entities (except to the extent such fees and expenses are incurred in connection with transactions that otherwise are required to occur pursuant to the Restructuring unless such fees and expenses are Excess Costs for which Parent is responsible pursuant to Exhibit C).

ARTICLE X

INDEMNIFICATION

Section 10.1 Indemnification.

(a) Following the Closing and subject to the terms and conditions of this Article X, SunGard Data shall indemnify, defend and hold harmless the Datatel Entities and their respective Affiliates (including the Surviving Corporation and its Subsidiaries), and their respective officers, directors, employees, stockholders, managers, members, partners, assigns and successors (each, a “Datatel Indemnified Party”) from and against, and shall compensate and reimburse each Datatel Indemnified Party for, all Losses imposed upon or incurred by such Datatel Indemnified Party (“Datatel Losses”), subject to Section 10.2, with respect to (i) any failure of Section 5.20 of this Agreement (including pursuant to the certificate delivered pursuant to Section 8.3(c)) to be true and correct, (ii) any failure of any other representation or warranty of the SunGard Entities or the Company set forth in this Agreement or in the certificate delivered pursuant to Section 8.3(c) to be true and correct, (iii) any breach of any covenant or agreement of the SunGard Entities or the Company contained in Section 7.1, Section 7.5(a), (f) or (g), Section 7.7, Section 7.22, Section 7.26, or Section 7.28 of this Agreement to be performed at or prior to the Closing (the “Surviving Pre-Closing Covenants”), (iv) any breach of any other covenant or agreement of the SunGard Entities or the Company contained herein to be performed after the Closing or (v) (A) the conduct and operation of the businesses of the SunGard Entities and their respective Subsidiaries before or following the Applicable Closing (other than the conduct of the Business by the Company and its Subsidiaries before or following the Applicable Closing), (B) any properties, assets and other rights (and any Liabilities related to such properties, assets and other rights) owned by the SunGard Entities and their respective Subsidiaries (including the Company and its Subsidiaries) prior to or at the Closing, other than (x) those properly included in the properties, assets and other rights of the Company and its Subsidiaries as of the Closing and (y) those held by any of the SunGard Entities and their respective Subsidiaries (other than the Company Entities) that are required to be transferred to the Company Entities pursuant to the Restructuring (whether or not such transfer has actually been completed) and (C) any properties, assets and other rights (and any Liabilities related to such properties, assets and other rights) held by any of the Company Entities that are required to be transferred to the SunGard Entities and their Subsidiaries (other than the Company Entities) pursuant to the Restructuring (whether or not such transfer has actually been completed). The Datatel Indemnified Parties, whether under this Agreement or pursuant to Article X of the Asset Purchase Agreement, shall not be entitled to recover more than once for the same Datatel Loss and shall not be entitled to recover any Loss if and to the extent such Loss is reflected in the calculation of Company Transaction Fees and Expenses or Closing Net Working Capital.

(b) Following the Closing and subject to the terms and conditions provided in this Article X, Parent shall indemnify, defend and hold harmless the SunGard Entities and their respective Affiliates, and their respective officers, directors, employees, stockholders, managers, members, partners, assigns and successors (each, a “SunGard Indemnified Party”) from and against, and shall compensate and reimburse each SunGard Indemnified Party for, all Losses imposed upon or incurred by such SunGard Indemnified Party (“SunGard Losses”), subject to Section 10.2, with respect to (i) the failure of any representation or warranty of the Datatel Entities set forth in this Agreement or in the certificate delivered pursuant to Section 8.2(c) to be true and correct or (ii) any breach of any covenant or agreement by the Datatel Entities contained herein to be performed after the Closing or (iii) except as set forth in Section 10.1(b)(iii) of the Company Disclosure Schedules, the conduct and operation of the Business by the Company or any of its Subsidiaries before the Applicable Closing or the Company, Purchaser Company or any of their respective Subsidiaries following the Applicable Closing. The SunGard Indemnified Parties, whether under this Agreement or pursuant to Article X of the Asset Purchase Agreement, shall not be entitled to recover more than once for the same SunGard Loss.

(c) Notwithstanding the foregoing, Datatel Losses and SunGard Losses shall not include, and in no event shall any Datatel Loss or SunGard Loss be recoverable under the terms of this Agreement to the extent it consists of, punitive, special or exemplary damages, except to the extent such punitive, special or exemplary damages are awarded against any Datatel Indemnified Party or SunGard Indemnified Party, as the case may be, in a third-party claim.

(d) For the avoidance of doubt, other than with respect to the Asset Purchase Agreement, this Article X shall not apply to any representation, warranty, covenant or agreement made by any SunGard Entity, the Company or any Datatel Entity contained in any Ancillary Agreement or other agreement entered into in connection with the Transactions.

Section 10.2 Certain Limitations.

(a) Notwithstanding anything contained herein to the contrary, SunGard Data shall not be obligated to indemnify Datatel Indemnified Parties for aggregate Datatel Losses under this Agreement and the Asset Purchase Agreement pursuant to Section 10.1(a) (other than Section 10.1(a)(v)) and Section 10.1(a) of the Asset Purchase Agreement in excess of an amount equal to $1,775,000,000; provided that with respect to Datatel Losses pursuant to Section 10.1(a)(i), SunGard Data shall not be obligated to indemnify the Datatel Indemnified Parties for aggregate Datatel Losses in excess of an amount equal to $177,500,000.

(b) Notwithstanding anything contained herein to the contrary, SunGard Data shall not be obligated to indemnify the Datatel Indemnified Parties under this Agreement pursuant to Section 10.1(a)(i) with respect to any individual Datatel Loss or series of related Datatel Losses of less than seventy-five thousand dollars ($75,000) (the “Minimum Amount”) and unless and until the aggregate Datatel Losses (excluding individual Datatel Losses or related Datatel Losses less than the Minimum Amount) subject to such indemnification collectively exceed two million dollars ($2,000,000) (the “Threshold”), whereupon such indemnification shall be made by SunGard

Data only with respect to the amount of such Datatel Losses (excluding individual Datatel Losses or related Datatel Losses less than the Minimum Amount) in excess of the Threshold.

(c) The representations and warranties of the SunGard Entities, the Company and the Datatel Entities contained in Articles IV, V and VI of this Agreement shall not survive the Closing; provided that (i) the Fundamental Representations and the representations and warranties set forth in Sections 5.1 and 6.1 shall survive indefinitely, (ii) solely for purposes of Section 7.4(d)(i)(D), the representations and warranties set forth in Section 5.9 shall survive until sixty (60) days after the expiration of the applicable statute of limitations, and (iii) the representations and warranties set forth in Section 5.4(c), Section 5.20 and Section 5.21 shall survive until the one year anniversary of the Closing. The covenants and agreements contained in this Agreement shall not survive the Closing; provided that (i) the covenants and agreements contained in the Surviving Pre-Closing Covenants shall survive until the one year anniversary of the Closing and (ii) the covenants and agreements contained in this Agreement and the Asset Purchase Agreement to be performed after the Closing shall survive until the date or dates explicitly specified therein or, if not so specified, until performed in accordance with their terms.

(d) The obligations to indemnify and hold harmless a Party pursuant to Section 10.1(a) (other than Section 10.1(a)(v)) or Section 10.1(b) (other than Section 10.1(b)(iii)) shall terminate when the applicable representation, warranty or covenant terminates pursuant to Section 10.2(c); provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the SunGard Indemnified Party or Datatel Indemnified Party, as the case may be, to be indemnified (each, an “Indemnified Party”) shall have, before the expiration of the applicable survival period, previously made a claim by delivering a written notice (stating in reasonable detail the basis of such claim) to the Indemnifying Party.

Section 10.3 Procedures for Third Party Claims.

(a) Third Party Claims. Promptly (but in no event later than ten (10) days) after the receipt by any Indemnified Party of a notice of any Action by any third party that may be subject to indemnification under this Article X, such Indemnified Party shall give written notice of such Action to the indemnifying Party hereunder (the “Indemnifying Party”), stating in reasonable detail the nature and basis of each claim made in the Action and, to the extent known, the amount thereof along with copies of the relevant documents received by the Indemnified Party evidencing the Action and the basis for indemnification sought. Failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party from liability on account of this indemnification, except if and only to the extent that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall have the right to assume the defense of the Indemnified Party against the third party claim upon written notice to the Indemnified Party delivered within thirty (30) days after receipt of the particular notice from the Indemnified Party; provided, however, that the Indemnifying Party shall not have the right to assume the defense of the third party claim if it (w) seeks as a remedy the imposition of an equitable remedy that is binding upon any Datatel Entity or any of its Affiliates (including the Surviving Corporation or its Subsidiaries), (x) involves alleged criminal liabilities of the Indemnified Party or any of its Affiliates, (y) is subject to indemnification pursuant to Section 10.1(a)(i) and the amount at issue in such claim (together with all pending and previously resolved claims subject to indemnification pursuant to Section 10.1(a)(i)) is less than the Threshold or (z) is subject to a limitation set forth in Section 10.2(a) and the amount at issue in such claim (together with all other pending and previously resolved claims subject to the same limitation set forth in Section 10.2(a) as such claim) that would not be subject to indemnification pursuant to this Article X as a result of the application of such limitation set forth in Section 10.2(a) is greater than the amount at issue that would be subject to indemnification after application of such limitation set forth in Section 10.2(a). So long as the Indemnifying Party has assumed the defense of, and diligently defends, the third party claim in accordance herewith and notified the Indemnified Party in writing thereof, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the third party claim, (provided, however, that the Indemnifying Party shall pay all reasonable costs and expenses of counsel for the Indemnified Party (A) after such time as the Indemnified Party has notified the Indemnifying Party of such third party claim and prior to such time as the Indemnifying Party has notified the Indemnified Party that it has assumed the defense of such third party claim or (B) if both the Indemnifying Party and the Indemnified Party are named parties to the proceedings and the Indemnified Party shall have concluded in good faith, based on advice from counsel, that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or the availability to the Indemnified Party of one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect thereof; provided, further, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel for all Indemnified Parties), (ii) the Indemnified Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the third party claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed) and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the third party claim (other than a judgment or settlement that (A) is on exclusively monetary terms with such monetary amounts paid by the Indemnifying Party concurrently with the effectiveness of the settlement, (B) does not involve any finding or admission of violation of Law or admission of wrongdoing by the Indemnified Party, and (C) provides a complete and unconditional release of, or dismissal with prejudice of, all claims against any Indemnified Party potentially affected by such third party claim for all matters that were or could have been asserted in connection with such claim) without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed). Whether or not the Indemnifying Party shall have assumed the defense, such Indemnifying Party shall not be obligated to indemnify and hold harmless the Indemnified Party hereunder for any settlement entered into without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, the provisions of this Section 10.3(a) shall not apply to any Tax Claim, which shall be governed solely by Section 7.4.

(b) Procedures for Other Claims. An Indemnified Party shall promptly notify the Indemnifying Party in writing of any pending or threatened claim or demand (other than a third party claim) that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement, describing in reasonable detail, to the extent known by the Indemnified Party, the facts and circumstances with respect to the subject matter of such claim; provided, however, that the failure to provide such notice shall not release any Indemnifying Party from any of its obligations under this Agreement except to the extent such

Indemnifying Party is materially prejudiced by such failure. In the event the Indemnifying Party receives a notice of a claim for indemnity from an Indemnified Party pursuant to this Section 10.3(b), the Indemnifying Party shall notify the Indemnified Party within thirty (30) days following their receipt of such notice if the Indemnifying Party disputes its liability to the Indemnified Party under this Agreement. If the Indemnifying Party does not so notify the Indemnified Party, the claim specified by the Indemnified Party in such notice shall be conclusively deemed to be a liability of the Indemnifying Party under this Agreement, and the Indemnifying Party shall pay, subject to the limitations identified in this Agreement, if applicable, the amount of such liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion of the claim) is estimated, on such later date when the amount of such claim (or such portion of such claim) becomes finally determined. If the Indemnifying Party disputes all or a portion of the claim from an Indemnified Party, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute. If such dispute is not resolved within 30 days following the delivery by the Indemnifying Party of its notice of dispute, the Indemnifying Party and the Indemnified Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Section 11.5.

(c) Treatment of Indemnification Payments; Insurance Recoveries; Tax Benefit. Any payment made pursuant to the indemnification obligations arising under this Agreement (including Section 7.4) shall be treated as an adjustment to the Merger Consideration or Purchase Price, as applicable and shall be (i) increased to reflect any net Tax cost to the Indemnified Party arising from receipt of the indemnity payment (grossed up for such increase) and (ii) reduced to reflect any reduction in Tax as a result of an indemnified Loss at the time such reduction is actually realized by the Indemnified Party (determined on a with-and-without basis and by assuming any Tax benefit item in respect of the Loss will be used after any other Tax benefit item otherwise available to the Indemnified Party, provided however that any Tax benefits arising in respect of Parent’s indemnity obligations under Section 7.4(d)(ii)(C) or Section 7.4(d)(ii)(D) shall be taken immediately into account in determining the net Tax cost pursuant to (i)). Any indemnity payment under this Agreement shall be decreased by any amounts actually recovered by the Indemnified Party under third party insurance policies with respect to such Loss (net of the expenses incurred in procuring such recovery and any premiums or other chargebacks paid by such Indemnified Party under the relevant insurance policy and any Taxes imposed on the proceeds of such policy). Each Party agrees (i) to use all reasonable efforts to recover all available insurance proceeds and (ii) to the extent that any indemnity payment under this Agreement has been paid by the Indemnifying Party to the Indemnified Party prior to the recovery by the Indemnified Party of such insurance proceeds, to promptly pay to the Indemnifying Party such amounts actually recovered by the Indemnified Party.

Section 10.4 Remedies Exclusive; Mitigation. Following the Closing, with the exception of remedies based on fraud, the remedies set forth in this Article X and Section 7.4 and Article X of the Asset Purchase Agreement shall constitute the sole and exclusive remedy for money damages and shall be in lieu of any other remedies for money damages that may be available to the Indemnified Parties under any other agreement or pursuant to any statutory or common law with respect to any Losses of any kind or nature incurred directly or indirectly resulting from or arising out of this Agreement or the Asset Purchase Agreement (it being understood that nothing in this Section 10.4 or elsewhere in this Agreement or the Asset

Purchase Agreement shall affect the Parties’ rights (a) to specific performance and other non-monetary equitable remedies with respect to the covenants referred to in this Agreement and the Asset Purchase Agreement to be performed after the Asset Closing and the Closing or (b) under any of the other Ancillary Agreements (other than the Asset Purchase Agreement)). Each Party shall, and shall cause its Affiliates to, use commercially reasonable efforts to mitigate and minimize its Losses that are indemnifiable hereunder. Each of the Parties hereby waives any provision of any applicable Law to the extent that it would limit or restrict the agreements contained in this Section 10.4.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1 Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if and when delivered personally or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses (or at such address for a Party as will be specified by like notice):

(a) if to the SunGard Entities, to:

SunGard Capital Corp.

680 East Swedesford Road,

Wayne, PA 19087

Attention: General Counsel

Facsimile No.: (610) 687-3725

with a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Attention: Clare O’Brien

Facsimile No.: (646) 848-8966

(b) if to the Company, to:

SunGard Higher Education Inc.

4 Country View Road

Malvern, PA19355

Attention: John Milana, CFO

Facsimile No.: (610) 578-5330

If prior to the Closing, with a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Attention: Clare O’Brien

Facsimile No.: (646) 848-8966

If following the Closing, with a copy to:

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

Attention:      Richard Capelouto

                      Chad Skinner

Facsimile No.: (650) 251-5002

(c) if to Datatel, to:

Datatel Parent Corp.

4375 Fair Lakes Court

Fairfax, VA 22033

Attention: John Speer III

Facsimile No.: (703) 968-6299

with a copy to:

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

Attention:      Richard Capelouto

                      Chad Skinner

Facsimile No.: (650) 251-5002

(d) if to any of the other Datatel Entities, to:

c/o Hellman & Friedman LLC

One Maritime Plaza

12th Floor

San Francisco, CA 94111

Attention: Arrie Park

Facsimile No.: (415) 788-0176

with a copy to:

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

Attention:      Richard Capelouto

                      Chad Skinner

Facsimile No.: (650) 251-5002

Section 11.2 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each Party and delivered to the other Parties, it being understood that all the Parties need not sign the same counterpart.

Section 11.3 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Ancillary Agreements (including the Exhibits and the Schedules hereto and thereto), together with the Confidentiality Agreement, constitutes the entire agreement among the Parties hereto and supersedes any prior understandings, agreements or representations by or among the Parties hereto, written or oral, to the extent they related in any way to the subject matter hereof. This Agreement will not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, other than: (a) Section 7.9, Section 9.3(b) and Section 9.3(c) (which will be for the benefit of the Persons (including, with respect to Section 9.3(b) and Section 9.3(c), the Financing Sources) set forth therein, and any such Persons will have the rights provided for therein); (b) Section 11.5 and Section 11.6 (which shall be for the benefit of, among others, the Financing Sources, and the Financing Sources, among others, will have the rights provided for therein); (c) Article X (which shall be for the benefit of the Datatel Indemnified Parties and the SunGard Indemnified Parties, and the Datatel Indemnified Parties and the SunGard Indemnified Parties will have the rights provide for therein); and (d) this Article XI in respect of the Sections set forth under the foregoing clauses (a), (b) and (c).

Section 11.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, except that each of the Datatel Entities may assign, in its sole discretion, any or all of its rights, interests or obligations under this Agreement to any one or more of their Affiliates (it being understood that, for purposes of this Section 11.4, Datatel and its Subsidiaries shall be deemed to be Affiliates of each of the other Datatel Entities); provided that no such assignment will relieve the assigning Party from any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 11.5 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof or of any other jurisdiction which would require the application of any other State’s laws (provided that the Merger shall be governed by the DGCL). Each of the Parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, the Financing Commitments or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, the Asset Purchase Agreement, the Financing Commitments or the transactions contemplated hereby or thereby in any New York State or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other matter provided by law. Each of the Parties hereto agrees that service of process, summons, notice or document by registered mail addressed to you or us at the addresses set forth in Section 11.1 shall be effective service of process for any suit, action or proceeding brought in any such court. Each of the Parties hereto agrees that that the submissions, waivers and agreements in this Section 11.5 shall extend to any action or proceeding that involves any Financing Source.

Section 11.6 Waiver of Jury Trial. Each of the Parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement, the Ancillary Agreements, the Financing Commitments or the transactions contemplated hereby and thereby, including the Merger and the Financing. Each of the Parties (a) certifies that no Representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) acknowledges that it and the other Parties have been induced to enter into this Agreement, the Ancillary Agreements and the Merger, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.6 and (c) agrees that such waivers and certifications shall extend to the Financing Sources.

Section 11.7 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible; provided that the Parties intend that the remedies and limitations thereon (including provisions that payment of the Parent Termination Fee be the exclusive remedy for the recipient thereof as provided under Section 9.3(b), except for the right of the SunGard Entities and the Company to seek an injunction, specific performance or other equitable relief pursuant to, and only to the extent expressly permitted by, Section 9.4) contained in Article IX to be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Financing Commitments.

Section 11.8 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only, and will be given no substantive or interpretive effect whatsoever.

Section 11.9 Amendment. This Agreement may be amended by the Parties at any time before or after the Stockholder Approvals; provided, however, that after the Stockholder

Approvals there shall not be made any amendment that by Law requires further approval by the stockholders of the Company or Merger Sub without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 11.10 Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing, signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 11.11 Non-Recourse. This Agreement may only be enforced against, and any claim or clause of action based upon, arising out of, or related to this Agreement may only be brought against the entities that are expressly named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any Party or any assignee of the foregoing shall have any Liability for any obligations or Liabilities of any Party under this Agreement or the Ancillary Agreements or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith or therewith.

Section 11.12 Interpretation. Words herein in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires. The terms “hereof,” “herein,” and “herewith” and words of similar import herein (or in any Ancillary Agreement) shall, unless otherwise stated, be construed to refer to this Agreement (or the applicable Ancillary Agreement) taken as a whole (including all of the schedules and exhibits hereto and thereto) and not to any particular provision of this Agreement (or such Ancillary Agreement). Article, Section, Exhibit, Schedule and Appendix references are to the Articles, Sections, Exhibits, Schedules and Appendices to this Agreement (or the applicable Ancillary Agreement) unless otherwise specified. The terms “either” and “or” are not exclusive and the word “including” and words of similar import when used in this Agreement (or the applicable Ancillary Agreement) means “including, without limitation,” References to “$” or otherwise to dollar amounts refer to the lawful currency of the United States. Unless expressly stated to the contrary in this Agreement or in any Ancillary Agreement, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import shall all be references to August 4, 2011 (or the date of which the relevant Ancillary Agreement is first entered into, as the case may be) regardless of any amendment or restatement hereof (or thereof). The Parties have participated jointly in the negotiation and drafting of this Agreement, and in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the SunGard Entities, the Company and the Datatel Entities have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

SunGard Capital Corp.

By:	/s/ Richard C. Tarbox
Name: Richard C. Tarbox
Title: Vice President

SunGard Data Systems Inc.

By:	/s/ Richard C. Tarbox
Name: Richard C. Tarbox
Title: Senior Vice President – Corporate Development

SunGard Investment Ventures LLC

By:	/s/ Richard C. Tarbox
Name: Richard C. Tarbox
Title: Vice President

SunGard Higher Education Inc.

By:	/s/ Richard C. Tarbox
Name: Richard C. Tarbox
Title: Vice President

[Signature Page to Agreement and Plan of Merger]

SOPHIA HOLDING I, L.P.

By:	SOPHIA HOLDING I GP, LLC, its general partner

By:	HELLMAN & FRIEDMAN CAPITAL PARTNERS VI (PARALLEL), L.P., its managing member

By:	HELLMAN & FRIEDMAN INVESTORS VI, L.P., its general partner

By:	HELLMAN & FRIEDMAN LLC, its general partner

By:	/S/ ANUPAM MISHRA
Name: Anupam Mishra
Title: Managing Director

SOPHIA HOLDING II, L.P.

By:	SOPHIA HOLDING II GP, LLC, its general partner

By:	SOPHIA HOLDING I, L.P., its managing member

By:	SOPHIA HOLDING I GP, LLC, its general partner

By:	HELLMAN & FRIEDMAN CAPITAL PARTNERS VI (PARALLEL), L.P., its managing member

By:	HELLMAN & FRIEDMAN INVESTORS VI, L.P., its general partner

By:	HELLMAN & FRIEDMAN LLC, its general partner

By:	/S/ ANUPAM MISHRA
Name: Anupam Mishra
Title: Managing Director

[Signature Page to Agreement and Plan of Merger]

SOPHIA, L.P.

By:	SOPHIA HOLDING II GP, LLC, its general partner

By:	SOPHIA HOLDING I, L.P., its managing member

By:	SOPHIA HOLDING I GP, LLC, its general partner

By:	HELLMAN & FRIEDMAN CAPITAL PARTNERS VI (PARALLEL), L.P., its managing member

By:	HELLMAN & FRIEDMAN INVESTORS VI, L.P., its general partner

By:	HELLMAN & FRIEDMAN LLC, its general partner

By:	/S/ ANUPAM MISHRA
Name: Anupam Mishra
Title: Managing Director

SOPHIA PURCHASER COMPANY, L.P.

By:	SOPHIA HOLDING II GP, LLC, its general partner

By:	SOPHIA HOLDING I, L.P., its managing member

By:	SOPHIA HOLDING I GP, LLC, its general partner

By:	HELLMAN & FRIEDMAN CAPITAL PARTNERS VI (PARALLEL), L.P., its managing member

By:	HELLMAN & FRIEDMAN INVESTORS VI, L.P., its general partner

By:	HELLMAN & FRIEDMAN LLC, its general partner

By:	/S/ ANUPAM MISHRA
Name: Anupam Mishra
Title: Managing Director

[Signature Page to Agreement and Plan of Merger]

SOPHIA HE MERGER SUB, INC.

By:	/S/ ANUPAM MISHRA
Name: Anupam Mishra
Title: Managing Director

[Signature Page to Agreement and Plan of Merger]

DATATEL PARENT CORP.

By:	/S/ KEVIN M. BOYCE
Name: Kevin M. Boyce
Title: Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]